As filed with the Securities and Exchange Commission on January 18, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NISSAN AUTO RECEIVABLES CORPORATION II

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	95-4831541
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-_______

Central Index Key Number of depositor: 0001129068

Central Index Key Number of sponsor: 0001540639

Nissan Motor Acceptance Corporation

(Exact name of sponsor as specified in its charter)

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy Hauck, Esq.

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Angela M. Ulum, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Lindsay M. O’Neil, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	(2)(3)	100%	(2)(3)	(2)(3)

(1)	Estimated for purposes of calculating the registration fee.
(2)

On December 14, 2015, the registrant previously filed a registration statement on Form SF-3 (Registration No. 333-208544) (as amended, the “Prior Registration Statement”) with the Securities and Exchange Commission, which was declared effective on January 22, 2016. As of the date of filing of this registration statement, there are $0 of unsold Asset-Backed Notes under the Prior Registration Statement. The registrant has paid filing fees as needed pursuant to Rule 456(c) and 457(s) in connection with such Prior Registration Statement. The registrant will file an amendment to this registration statement to effect the inclusion of any unsold securities in this Registration Statement pursuant to Rule 415(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”).

(3)

The registrant is registering an unspecified amount of Asset-Backed Notes as may from time to time be offered at unspecified prices and is deferring payment of all of the registration fees for any such Asset-Backed Notes in accordance with Rule 456(c) and Rule 457(s) of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be amended. We may not deliver these securities until we deliver a final prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•] [•], 20[•]

Prospectus

$[•]

Nissan Auto Receivables 20[•]-[•] Owner Trust

Issuing Entity

Central Index Key Number: [•]

Nissan Auto Receivables Corporation II Depositor Central Index Key Number: 0001129068	Nissan Motor Acceptance Corporation Servicer/Originator/Sponsor Central Index Key Number: 0001540639

You should review carefully the factors set forth under “Risk Factors” beginning on page [●] of this prospectus.

The main sources for payments of the notes are collections on a pool of motor vehicle retail installment contracts and monies on deposit in a reserve account. The notes are asset-backed securities and represent obligations of the issuing entity only and do not represent obligations of or interests in Nissan Motor Acceptance Corporation, Nissan Auto Receivables Corporation II, Nissan North America, Inc. or any of their respective affiliates. Neither the notes nor the motor vehicle retail installment contracts   are insured or guaranteed by any government agency.

The issuing entity will issue the notes described in the table below.

	Initial Principal Amount			Interest Rate(1)	Final Scheduled Distribution Date
Class A-1 notes	$	[	•]	%	[•] [•], 20[•]
Class A-2[a] notes }	$	[	•]	%	[•] [•], 20[•]
[Class A-2b notes]				[[LIBOR](2) + %]	[•] [•], 20[•]
Class A-3 notes	$	[	•]	%	[•] [•], 20[•]
[Class A-4 notes]	$	[	•]	%	[•] [•], 20[•]

Total	$	[	•]

	Price to Public			Underwriting Discount	Proceeds to the Depositor(1)
Per Class A-1 note		%		%	%
Per Class A-2[a] note		%		%	%
[Per Class A-2b note]		%		%	%
Per Class A-3 note		%		%	%
[Per Class A-4 note]		%		%	%

Total	$			$	$

(1)	The interest rate for each class of notes will be a fixed rate [or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche].
[(2)

The interest rate on the Class A-2b notes will be based on [one-month LIBOR]. For a description of how [one-month LIBOR] is determined, see “The Notes—Calculation of Floating Rate Interest” in this prospectus. If the sum of [one-month LIBOR] +                % is less than 0.00% for any interest period, then the interest rate for the Class A-2b notes for such interest period will be deemed to be 0.00%.]

•	The issuing entity will pay interest on and principal of the notes on the [15th] day of each month, or, if the [15th] is not a business day, the next business day, starting on [•] [•], 20[•].
•	The notes will accrue interest from and including the closing date.
•

Credit enhancement for the notes will consist of a reserve account with an initial deposit in an amount equal to at least [•]% of the [adjusted] pool balance as of the cut-off date and subject to adjustment as described in this prospectus[, a yield supplement overcollateralization amount as described in this prospectus][,] [and] overcollateralization in an amount equal to at least [•]% of the [adjusted] pool balance as of the cut-off date as described in this prospectus [and [an] interest rate [cap] [swap] agreement(s) with [•], as [cap provider][swap counterparty], to mitigate the risk associated with an increase in the floating interest rate of each class of the floating rate notes, if any].

•	The issuing entity will also issue certificates that represent fractional undivided interests in the issuing entity, will not bear interest, and are not being offered hereby.
•	Some or all of one or more classes of notes may be retained by the depositor or conveyed to affiliates of the depositor.

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee[(2)]
Asset-Backed Notes	$[•]	100%	$[•]	$[•]

(1)	Estimated solely for the purpose of calculating the registration fee.
[(2)

$[•] of the registration fee related to the securities offered hereby is being offset[, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended,] by the registration fees paid in connection with $[•] of unsold Asset Backed Notes previously registered [under Registration Statement No. 333-208544 filed on December 14, 2015 and amended by Amendment No. 1 to Form SF-3 filed on January 12, 2016][in connection with the preliminary prospectus filed by the depositor pursuant to Rule 424(h) on [•] [•], 20[•]].]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[•]	[•]	[•]

The date of this prospectus is [•] [•], 20[•]

i

(continued)

Important Notice About Information Presented in this Prospectus

We have started this prospectus with two introductory sections describing the issuing entity and the notes in abbreviated form, followed by a more complete description of the terms. The introductory sections are:

1.	Summary of Terms—gives a brief introduction to the notes to be offered; and

2.	Risk Factors—describes briefly some of the risks to investors of a purchase of the notes.

Cross-references are included in this prospectus that direct you to more detailed descriptions of a particular topic. You can also find references to key topics in the Table of Contents in this prospectus.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption “Index of Terms” beginning on page [•] in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to give you different information. We make no claim with respect to the accuracy of the information in this prospectus as of any date other than the date stated on the cover page. We are not offering the notes in any jurisdiction where it is not permitted.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Nissan Auto Receivables Corporation II.

Whenever we use words like “intends,” “anticipates” or “expects,” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.

Reports to Noteholders

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by Nissan Motor Acceptance Corporation (“NMAC”), as servicer, and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports available to noteholders each month via its Internet website, which is presently located at [•]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [•]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. NMAC, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Nissan Auto Receivables 20[•]-[•] Owner Trust” and file number 333-[•]. The issuing entity incorporates by reference any current reports on Form 8-K filed after the date of this prospectus by or on behalf of the issuing entity before the termination of the offering of the notes. The issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K, and amendments to those reports filed with, or otherwise furnished to, the SEC will not be made available on NMAC’s website because those reports are made available to the public on the SEC’s website referred to below.

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. Copies of the Registration Statement will be provided free of charge upon written request to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE IN THE UNITED KINGDOM TO PERSONS WHO ARE NOT RELEVANT PERSONS AND THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS IN THE UNITED KINGDOM WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES IS AVAILABLE IN THE UNITED KINGDOM ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN, IN THE UNITED KINGDOM, ONLY WITH RELEVANT PERSONS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM WHO IS NOT A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”).

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR (AS DEFINED IN THE PROSPECTUS DIRECTIVE). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE ONLY TO ONE OR MORE QUALIFIED INVESTORS (AS DEFINED IN THE PROSPECTUS DIRECTIVE). ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES TO ANY PERSON OR LEGAL ENTITY OTHER THAN A QUALIFIED INVESTOR. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED OR SUPERSEDED), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

v

SUMMARY OF TRANSACTION PARTIES(1)(2)

(1)

This chart provides only a simplified overview of the relationships between the key parties to the transaction. Please refer to this prospectus for a further description of the relationships between the key parties.

(2)

The certificates initially will be held by the depositor but may be transferred by the depositor on or after the closing date. [However, the portion of the certificates being retained by the depositor to satisfy the credit risk retention rules will not be sold or transferred except as permitted under those rules.]

FLOW OF FUNDS(1)

(1)

This chart provides only a simplified overview of the priority of the monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred and the notes have not been accelerated. For more detailed information regarding the flow of funds, including information regarding the flow of funds upon the occurrence of an event of default and acceleration of the notes, please refer to “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding and is qualified in its entirety by the full description of this information appearing elsewhere in this prospectus. You should carefully read this prospectus in its entirety to understand all of the terms of the offering.

Issuing Entity	Nissan Auto Receivables 20[•]-[•] Owner Trust, or the “issuing entity.” The issuing entity was established by a trust agreement dated as of [•] [•], 20[•], as amended and restated as of the closing date, and will be the entity that issues the notes and the certificates.

Depositor	Nissan Auto Receivables Corporation II, or the “depositor.” You may contact the depositor by mail at One Nissan Way, Room 5-124, Franklin, Tennessee 37067 or by calling (615) 725-1121.

Originator, Servicer, Sponsor and Administrator	Nissan Motor Acceptance Corporation, or “NMAC.”

Indenture Trustee	[•], or the “indenture trustee.”

Owner Trustee	[•], or the “owner trustee.”

Asset Representations Reviewer	[•], or the “asset representations reviewer.”

[Cap Provider][Swap Counterparty]	[If the issuing entity enters into an interest rate [cap] [swap] agreement as described under “—Interest Rate [Cap] [Swap] Agreement,” [•] will be the [cap provider][swap counterparty]].

[Statistical Cut-off Date]	[The statistical cut-off date that was used in preparing the statistical information presented in this prospectus for the receivables in the [pool described in this prospectus][statistical pool] is the close of business on [•] [•], 20[•], which we refer to as the “statistical cut-off date.”]

[Statistical Information]	[The statistical information in this prospectus is based on the receivables in the [pool described in this prospectus][statistical pool] as of the statistical cut-off date. The receivables transferred to the issuing entity on the closing date will be [the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or (ii) for which payment in full has been received in the ordinary course, in each case, as of the cut-off date][selected from the statistical pool or from other receivables owned by the sponsor]. The receivables in the [pool described in this prospectus][statistical pool] had an aggregate initial principal balance of $[•] as of the statistical cut-off date. The receivables transferred to the issuing entity on the closing date will have an aggregate initial principal balance of not less than $[•] as of the cut-off date. The characteristics of the receivables transferred to the issuing entity on the closing date may vary somewhat from the characteristics of the receivables in the [pool described in this prospectus][statistical pool] as of the statistical cut-off date, although the sponsor and the depositor do not expect the variance to be material.]

Cut-off Date	Close of business on [•] [•], 20[•].

Closing Date	On or about [•] , 20[•].

Offered Notes

The offered notes [will] [may] consist of the Class A-1 notes, the Class A-2 notes [(which may consist of the Class A-2a notes and/or the Class A-2b notes)], [and] the Class A-3 notes, [and the Class A-4 notes,] as described on the cover page of this prospectus.

[The Class A-2a notes and the Class A-2b notes are referred to in this prospectus collectively as the “Class A-2 notes.” If issued, the Class A-2b notes will be floating rate notes. All other classes of offered notes will be fixed rate notes. The allocation of the principal amount between the Class A-2a notes and the Class A-2b notes will be determined on the day of pricing of the notes offered hereunder. The principal amount of the Class A-2 notes may be allocated entirely to the Class A-2a notes, with no principal amount allocated to the Class A-2b notes, in which case no Class A-2b notes would be issued. Up to 50% of the principal amount of the Class A-2 notes may be allocated to the Class A-2b notes.

You should refer to “The Notes—Payments of Principal” in this prospectus for more information on the allocation of the principal amount between the Class A-2a notes and the Class A-2b notes.]

[The allocation between the Class A-3 notes and the Class A-4 notes will be determined no later than the day of pricing of the notes offered hereunder and may result in any number of possible scenarios, although the aggregate principal amounts of the Class A-3 notes and the Class A-4 notes will be equal to $[•].]

Some or all of one or more classes of notes may be retained in whole or in part by the depositor or conveyed to an affiliate of the depositor.

Certificates

The issuing entity will also issue certificates, which represent 100% of the undivided beneficial interest in the issuing entity. The issuing entity is not offering the certificates hereby. [All of] [[•]% of]] the certificates will initially be issued to the depositor but may be transferred by the depositor on or after the closing date. [However, the portion of certificates retained by the depositor to satisfy the credit risk retention rules will not be sold or transferred except as permitted under those rules. See “The Sponsor—Credit Risk Retention” in this prospectus.]

The certificates will represent fractional undivided interests in the issuing entity and will not bear interest. The issuing entity will not make any distributions to the holders of the certificates on any distribution date until all interest on and principal of the notes [and any net swap payments and swap termination payments due to the swap counterparty, if any, under the interest rate swap agreement(s)] then due and payable on that distribution date have been paid in full.

Terms of the Notes

Distribution Dates:

Interest on and principal of each class of notes will be payable on the [15th] day of each month, unless the [15th] day is not a business day, in which case such payment will be made on the following business day. The first payment will be made on [•] [•], 20[•].

Denominations:

The notes will be issued in minimum denominations of $[•] and integral multiples of $[•] in excess thereof.

Per annum interest rates:

Each class of notes will have a [fixed] [or adjustable] rate of interest (which we refer to in this prospectus as [“fixed rate notes”] [or “floating rate notes,” respectively]), as follows:

Class	Interest Rates
A-1%
A-2[a]	%
[A-2b	[LIBOR] + %]
A-3%
[A-4]	%

[If the sum of [LIBOR] and the applicable spread for the Class A-2b notes is less than 0.00% for any interest period, then the interest rate for the Class A-2b notes for such interest period will be deemed to be 0.00%. See “Risk Factors — Negative LIBOR would reduce the rate of interest on the Class A-2b notes” and “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

Interest Periods and Payments:

The issuing entity will pay interest on the notes monthly, on the [15th] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “distribution date.” The first distribution date is [•] [15], 20[•]. On each distribution date, payments on the notes will be made to holders of record as of the last business day preceding that distribution date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

•	Interest on the Class A-1 notes [and the Class A-2b notes] will accrue from and including the prior distribution date (or, with respect to the first distribution date, from and including the closing date) to but excluding the current distribution date.

•	Interest on the Class A-2[a] notes[,] [and] the Class A-3 notes [and the Class A-4 notes] will accrue from and including the [15th] day of the calendar month preceding each distribution date (or, with respect to the first distribution date, from and including the closing date) to but excluding the [15th] day of the month in which such distribution date occurs.

•	Interest accrued as of any distribution date but not paid on that distribution date will be payable on the next distribution date, together with interest on such amount at the applicable interest rate (to the extent lawful).

•	The issuing entity will pay interest on the Class A-1 notes [and the Class A-2b notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each distribution date for the Class A-1 notes [and Class A-2b notes] will be the product of (i) the outstanding principal amount of the [Class A-1 notes][related class of notes] before giving effect to any principal payments made on that distribution date, (ii) the applicable interest rate and (iii) the actual number of days from and including the prior distribution date (or, with respect to the first distribution date, from and including the closing date) to but excluding the current distribution date, divided by 360.
•	The issuing entity will pay interest on the Class A-2[a] notes[,] [and] the Class A-3 notes [and the Class A-4 notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each distribution date for the Class A-2[a] notes[,] [and] the Class A-3 notes [and the Class A-4 notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any principal payments made on that distribution date, (ii) the applicable interest rate and (iii) 30 (or, with respect to the first distribution date, the number of days from and including the closing date to but excluding [•] [15], 20[•] (assuming a 30 day calendar month)), divided by 360.

•	Interest payments on all classes of notes will have the same priority and will be paid[, pro rata with any senior swap termination payment to the swap counterparty, if any,] on a pro rata basis.

Principal:

Principal of the notes will be payable on each distribution date (other than after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded)) to the Class A-1 notes, until the principal amount thereof is reduced to zero, then to the Class A-2 notes [(pro rata between the Class A-2a notes and the Class A-2b notes, if applicable)], until the amount thereof is reduced to zero[,] [and] then to the Class A-3 notes, until the amount thereof is reduced to zero [and then to the Class A-4 notes, until the amount thereof is reduced to zero], in an amount equal to the sum of (i) the excess, if any, of (x) the [adjusted] pool balance of the receivables as of the beginning of the related collection period (or, in case of the first collection period, as of the cut-off date) over (y) the [adjusted] pool balance as of the end of the related collection period, and (ii) any amounts due in respect of principal on the notes but not previously paid because sufficient funds were not available to make such payments.] [At any time the “adjusted pool balance” shall equal the pool balance minus the yield supplement overcollateralization amount, which represents the aggregate present value (as described below) of the receivables for the related collection period.]

Principal payments on the notes as described above will be made from all available amounts after the servicing fee has been paid and after payment of interest on the notes.

Interest and Principal Payments after an Event of Default and Acceleration of the Notes:

On each distribution date after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded), available amounts (after [the swap counterparty, if any, has been paid any net swap payment due under the interest rate swap agreement(s), if any and] payment of fees and expenses to the servicer, the asset representations reviewer, the indenture trustee, the Calculation Agent and the owner trustee) will be applied to pay: (a) first, [on a pro rata basis, (i) to the swap counterparty, any senior swap termination payments, and (ii)] interest on the Class A-1 notes, the Class A-2[a] notes[,] [and] [the Class A-2b notes[,] [and]] the Class A-3 notes [and the Class A-4 notes], on a pro rata basis, based on the amount of the noteholders’ interest distributable amount due to such class, until the accrued interest on such classes has been paid in full, (b) second, principal of the Class A-1 notes, until the outstanding principal amount of the Class A-1 notes has been paid in full, and (c) third, principal of the Class A-2[a] notes[,] [and] [the Class A-2b notes[,] [and]] the Class A-3 notes [and the Class A-4 notes], on a pro rata basis, based on the respective outstanding principal amounts of those classes of notes, until the outstanding principal amounts of those classes of notes have been paid in full.

Final Scheduled Distribution Dates:

The outstanding principal amount of each class of notes is due on the final scheduled distribution date for that class:

Class		Final Scheduled Distribution Date
A-1		[•], [•] 20[•]
A-2[a]	}	[•], [•] 20[•]
[A-2b]
A-3		[•], [•] 20[•]
[A-4]		[•], [•] 20[•]

You should refer to “The Notes—Payments of Principal” and “Distributions on the Notes—Calculation of Available Amounts” in this prospectus for more detailed information regarding payments of principal.

In addition, the notes are subject to early redemption on any distribution date on which the servicer exercises its option to purchase the issuing entity’s property (other than the reserve account) as described under “ —Optional Purchase” below.

Priority of Payments

On each distribution date prior to an acceleration of the notes (or after any such acceleration has been rescinded), the servicer will allocate available amounts with respect to the related collection period as described below and will instruct the indenture trustee (or, if the notes have been paid in full, the owner trustee) to make the following deposits and distributions, to the extent of available amounts on deposit in the collection account for such distribution date, in the following order of priority:

•	to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods;

•	[to the swap counterparty, any net payments due under the interest rate swap agreement(s), if any;]

•	[(a) on a pro rata basis, to the swap counterparty any senior swap termination payments for that distribution date, and (b)] on a pro rata basis (based on the amounts due to each class) to the noteholders, interest on the notes;

•	to the noteholders, principal on the notes in the amounts and priority described under “ —Terms of the Notes—Principal” above;

•	to the reserve account, an amount, if any, necessary to increase the balance of funds therein to the specified reserve account balance;

•	[to the swap counterparty, the subordinated swap termination payment for that distribution date;]

•	to the indenture trustee and the Calculation Agent, as applicable, fees, expenses and indemnity payments, as applicable, due pursuant to the indenture that have not been paid by the administrator and have been outstanding for at least 60 days;

•	to the owner trustee, fees, expenses and indemnity payments due pursuant to the trust agreement that have not been paid by the administrator and have been outstanding for at least 60 days;

•	to the asset representations reviewer, fees, expenses and indemnity payments due pursuant to the asset representations review agreement that have not been paid by the sponsor and have been outstanding for at least 60 days; and

•	to an account for distribution to the certificateholders, any remaining amounts.

Optional Purchase

NMAC, as servicer, may purchase the issuing entity’s property (other than the reserve account) on any distribution date on which the outstanding aggregate principal balance of the receivables, as of the last day of the related collection period, declines to [5]% or less of the original aggregate principal balance of the receivables on the cut-off date. If the servicer exercises this option, the notes will be redeemed in whole, but not in part, on the related distribution date.

You should refer to “Description of the Transfer and Servicing Agreements—Optional Purchase” in this prospectus for more detailed information regarding the optional purchase of the issuing entity’s property.

Events of Default

The occurrence and continuation of any of the following events will be an “event of default” under the indenture:

•	the issuing entity fails to pay interest on any note within five days after its due date;

•	the issuing entity fails to pay the principal of any note in full on its final scheduled distribution date or redemption date;

•	the issuing entity materially defaults in the observance or performance of any covenant or agreement of the issuing entity made in the indenture and the continuation of the default for a period of 90 days after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than a majority of the aggregate outstanding principal amount of the notes, voting as a single class;

•	any representation or warranty of the issuing entity made in the indenture or in any certificate or other writing delivered under the indenture proves to have been inaccurate in any material respect at the time made, and the breach not having been cured within 60 days after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than a majority of the aggregate outstanding principal amount of the notes, voting as a single class; and

•	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days).

If an event of default occurs and is continuing, the indenture trustee or holders of at least a majority of the outstanding principal amount of the notes, voting as a single class, may declare the principal of the notes and all accrued and unpaid interest thereon immediately due and payable. That declaration, under limited circumstances, may be rescinded by the holders of at least a majority of the outstanding principal amount of the notes voting as a single class.

After an event of default and the acceleration of the notes (unless and until the acceleration has been rescinded), funds on deposit in the collection account and the reserve account will be applied to pay principal of and interest on the notes in the order and amounts specified under “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus[, and to pay amounts owing to the swap counterparty, if any, pursuant to the interest rate swap agreement(s), if any]. In addition, after an event of default and acceleration of the notes, the indenture trustee or the noteholders may elect to exercise certain remedies described in “Description of the Indenture—Remedies Upon an Event of Default.”

You should refer to “Description of the Indenture—Events of Default” and “ —Remedies Upon an Event of Default” in this prospectus for more detailed information regarding the events constituting an event of default and the remedies available following such default.

Issuing Entity Property

The primary assets of the issuing entity will consist of a pool of receivables, collections on the receivables after the close of business on [•] [•], 20[•], which is referred to as the “cut-off date,” [and] security interests in the vehicles financed by the receivables, [and payments due under the interest rate [cap] [swap] agreement(s) for any classes of floating rate notes, if any,] together with the amounts on deposit in various accounts.

The receivables will be sold by the sponsor to the depositor and then transferred by the depositor to the issuing entity in exchange for the notes and the certificates.

The receivables in the [pool described in this prospectus][statistical pool] had the following characteristics as of the close of business on the [statistical] cut-off date:

•	an aggregate initial principal balance of $[•];

•	a contractual annual percentage rate that ranges from [•]% to [•]%;

•	a remaining term to maturity of not less than [•] payments and not greater than [•] payments;

•	an original principal balance of not more than $[•] and a remaining principal balance of not less than $[•] or more than $[•]; and

•	an origination date on or after [•] [•], 20[•].

[Insert disclosure required by instruction to Item 1103(a)(2), if applicable, of modifications made to the pool assets after origination.]

As discussed under “The Receivables—Underwriting Procedures” in this prospectus, under NMAC’s origination process, retail installment contract applications are reviewed when received by NMAC’s auto-decisioning system, which then approves, rejects or forwards the application for review by an NMAC credit analyst. [•] receivables in the [pool described in this prospectus][statistical pool], having an aggregate principal balance of $[•] (approximately [•]% of the aggregate principal balance of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date) were automatically approved by NMAC’s auto-decisioning system, while [•] receivables in the [pool described in this prospectus][statistical pool], having an aggregate principal balance of $[•] (approximately [•]% of the aggregate principal balance of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC’s written underwriting guidelines. [As described in this prospectus, NMAC does not consider any of the receivables in the [pool described in this prospectus][statistical pool] to constitute exceptions to NMAC’s written underwriting guidelines.]

You should refer to “The Issuing Entity—Property of the Issuing Entity” and “The Receivables” in this prospectus for more information on the property of the issuing entity.

The Receivables

Purchasers of automobiles and light-duty trucks from Nissan- and Infiniti-branded dealers and, in limited circumstances, other dealers not affiliated with Nissan- or Infiniti-branded dealers that operate dealerships franchised by other manufacturers often finance their purchases by entering into retail installment contracts with such dealers, who then sell the contracts to NMAC, including its Infiniti Financial Services division. These contracts are referred to as “receivables,” and the underlying new, near-new and used automobiles and light-duty trucks, together with all accessions thereto, are referred to as the “financed vehicles.” The purchasers of the financed vehicles are referred to as the “obligors.” The terms of the contracts must meet requirements specified by NMAC.

Representations and Warranties

NMAC and the depositor will each make certain representations and warranties regarding the characteristics of the receivables as of the cut-off date. Breach of these representations may, subject to certain conditions, result in NMAC or the depositor, as applicable, being obligated to repurchase the related receivable. See “Description of the Transfer and Servicing Agreements— Representations and Warranties; Remedies.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by NMAC or the depositor of those representations and warranties.

If the depositor, the issuing entity, the owner trustee (acting at the direction of a certificateholder), the indenture trustee (acting at the direction of an investor), or an investor requests that NMAC or the depositor repurchase any receivable due to a breach of representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the depositor or NMAC, as applicable, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “Description of the Transfer and Servicing Agreements—Requests to Repurchase and Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “Description of the Transfer and Servicing Agreements —Asset Representations Review” in this prospectus, if the aggregate amount of delinquent receivables exceeds a certain threshold, then, subject to certain conditions, investors representing at least a majority of the voting investors may direct the asset representations reviewer to perform a review of the delinquent receivables for compliance with the representations and warranties made by NMAC and the depositor. See “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

Servicing of the Receivables

NMAC will service the receivables. On each distribution date, NMAC will be paid a fee by the issuing entity for performing its servicing obligations in an amount equal to one-twelfth of [•]% of the principal balance of the receivables as of the last day of the preceding collection period (or in the case of the first distribution date, as of the cut-off date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees, if any, and any income from investments of funds on deposit in the collection account and the reserve account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior distribution dates, will be payable on each distribution date from available amounts on deposit in the collection account, and will be paid to the servicer prior to the payment of principal of and interest on the notes. You should refer to “Description of the Transfer and Servicing Agreements—Compensation for Servicer and Administrator” in this prospectus for more detailed information regarding the servicing fees to be paid to NMAC.

Servicer Purchase Obligation:

As described in “Description of the Transfer and Servicing Agreements —Servicing Procedures,” the servicer will be obligated to repurchase any receivables affected by any breach by the servicer of certain of its duties and covenants with respect to those receivables, subject to certain conditions described in “Description of the Transfer and Servicing Agreements —Servicing Procedures.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the servicer of those duties and covenants.

Administration of the Issuing Entity

NMAC will perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the indenture, the trust agreement and certain other basic documents. On each distribution date, NMAC will be paid a fee by the servicer for performing its administrative obligations in an amount to be agreed to between the administrator and the servicer.

Enhancement

The enhancement for the offered notes will be overcollateralization, the reserve account, [the interest rate [cap] [swap] agreement(s), if any,][and the yield supplement overcollateralization amount]. The enhancement is intended to protect you against losses and delays in payments on your notes by absorbing losses on the receivables and other shortfalls in cash flows.

Overcollateralization:

Overcollateralization is the amount by which the [adjusted] pool balance exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets [(in addition to the yield supplement overcollateralization amount described below)] generating collections that will be available to cover credit losses on the receivables. The initial amount of overcollateralization [will] [is expected to] be at least $[•], or approximately [•]% of the [adjusted] pool balance as of the cut-off date and approximately [•]% of the initial principal amount of the notes.

Reserve Account:

On each distribution date, the issuing entity will use funds in the reserve account for distribution to the noteholders to cover any shortfalls in servicing fees[,] [and] interest and principal required to be paid on the notes [and any net swap payments and senior swap termination payments then payable to the swap counterparty, if any].

If the principal amount of a class of notes is not paid in full on the related final scheduled distribution date, the indenture trustee will withdraw amounts from the reserve account (if available) to pay that class in full.

On the closing date, the issuing entity will cause to be deposited an amount equal to at least $[•] into the reserve account, which is approximately [•]% of the [adjusted] pool balance as of the cut-off date. Thereafter, on any distribution date while the notes are outstanding, the “specified reserve account balance” will be [•]% of the [adjusted] pool balance as of the cut-off date. On each distribution date, after making required payments to the servicer and on the notes, and prior to making payments on the certificates, the issuing entity will make a deposit into the reserve account to fund and maintain the specified reserve account balance.

On each distribution date, after all appropriate deposits to and withdrawals from the reserve account, any amounts on deposit in the reserve account in excess of the specified reserve account balance will be released to holders of the certificates.

You should refer to “Credit Enhancement—Reserve Account” in this prospectus for more detailed information regarding the reserve account.

[The Yield Supplement Overcollateralization Amount:]

[The yield supplement overcollateralization amount with respect to any collection period and the related distribution date is the aggregate amount by which the principal balance as of the last day of such collection period of each receivable owned by the issuing entity (other than a non-collectible receivable, a defaulted receivable or a repurchased receivable), exceeds the present value of each scheduled payment of each such receivable assuming the discount rate of that receivable is the greater of [•]% or the receivable’s contract rate and that the scheduled payments (assumed to be equal monthly payments that amortize the receivable principal balance to zero, using its contract rate, over the remaining term of the contract) are made on the last day of each month and each month has 30 days. The actual initial yield supplement overcollateralization amount for the actual pool of receivables will be calculated on or prior to the closing date.

You should refer to “Credit Enhancement—YSOC Amount” in this prospectus for more detailed information regarding the yield supplement overcollateralization amount.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on each class of floating rate notes. If LIBOR related to any distribution date exceeds the cap rate of [•]%, the cap provider will pay to the issuing entity an amount equal to the product of

1.	LIBOR for the related distribution date minus the cap rate of [•]%;

2.

the notional amount on the cap, which will be equal to the total outstanding principal amount on each class of the floating rate notes, if any, on the first day of the interest period related to such distribution date; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous distribution date, to but excluding the current distribution date, or with respect to the first distribution date, from and including the closing date, to but excluding the first distribution date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement(s) initially will be unsecured.]

[If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s), if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity will not be required to make any payments to the cap provider under the interest rate cap agreement(s) other than an upfront payment.]

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement(s) and the cap counterparty, see “The Notes—Interest Rate Cap Agreement(s)” and “The Cap Provider” in this prospectus.]

[Interest Rate Swap Agreement]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on each class of floating rate notes. The interest rate swap transaction for each class of floating rate notes will have an initial notional amount equal to the principal balance of the related class of floating rate notes on the closing date, which notional amount will decrease by the amount of any principal payments paid on the class of floating rate notes.

In general, under each interest rate swap agreement, if any, on each distribution date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate times the notional amount of the interest rate swap agreement for a class of floating rate notes, if any, and the swap counterparty will be obligated to pay a per annum floating interest rate payment based on one-month LIBOR times the notional amount of the corresponding interest rate swap agreement. Payments (other than swap termination payments) on the interest rate swap agreement(s), if any, will be exchanged on a net basis, and will be aggregated such that the net payments due under the interest rate swap agreement(s) for any distribution date will result in a single net swap payment or net swap receipt for the distribution date. Any net swap payment owed by the issuing entity to the swap counterparty on the interest rate swap agreement(s) ranks higher in priority than all payments on the notes.

If the issuing entity fails to make a net swap payment due under the interest rate swap agreement(s) or if a bankruptcy event occurs with respect to the issuing entity, a senior swap termination payment may be due to the swap counterparty that will be paid pro rata with payments of interest on the notes and will be higher in priority than payments of principal of the notes. Subordinated swap termination payments that may be due because of an event of default or termination event under the interest rate swap agreement(s) not involving the issuing entity’s failure to make a net swap payment or a bankruptcy event with respect to the issuing entity will be subordinate to payments of principal of and interest on the notes.

The issuing entity’s obligation to pay any net swap payment and any other amounts due under each interest rate swap agreement is secured under the indenture by the issuing entity’s property. The issuing entity’s rights under the interest rate swap agreement are pledged under the indenture.

For a more detailed description of the interest rate swap agreement(s) and the swap counterparty, see “The Notes — Interest Rate Swap Agreement(s)” and “The Swap Counterparty” in this prospectus.]

Tax Status

On the closing date, Mayer Brown LLP, special federal tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that the notes (other than such notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt for U.S. federal income tax purposes and that the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. At closing, the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the Internal Revenue Service as equity of the issuing entity.

The depositor will agree, and the noteholders and beneficial owners will agree by accepting the notes or a beneficial interest therein, to treat the notes as debt for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

You should refer to “Material U.S. Federal Income Tax Consequences” in this prospectus.

Certain Considerations for ERISA and other U.S. Benefit Plans

Subject to the considerations discussed under “Certain Considerations for ERISA and other U.S. Benefit Plans” in this prospectus, the notes are eligible for purchase by employee benefit plans and other retirement accounts.

Fiduciaries of employee benefit plans and retirement accounts considering the purchase of notes are urged to carefully review the matters discussed in this prospectus and to consult with their counsel before making an investment decision.

[Eligibility for Purchase by Money Market Funds]

[The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and classifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the money market fund and its advisor to satisfy those requirements. Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.]

[Certain Investment Considerations]

[The issuing entity will rely on one or more of the exclusions or exemptions from the definition of “investment company” set forth in [Section [•] of] [Rule [•] promulgated under] the Investment Company Act of 1940, as amended, although other exceptions or exclusions may be available to the issuing entity. The issuing entity will be structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Ratings

The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (the “hired rating agencies”).

The ratings of the notes will address the likelihood of payment of principal of, and interest on, the notes according to their terms. Although the hired rating agencies are not contractually obligated to do so, we believe that each hired rating agency rating the notes will monitor the ratings using its normal surveillance procedures. Any hired rating agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired rating agencies. Any rating action taken by a rating agency, whether hired or otherwise, may not necessarily be taken by any other rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

Credit Risk Retention

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), NMAC, as sponsor, is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.

[Retained vertical interest: The eligible vertical interest retained by the depositor will consist of at least [•]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [•]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will consist of the issuing entity’s certificates. NMAC expects such certificates to have a fair value of [between] approximately [$[•] and] $[•], which is [between] approximately [[•]% and] [•]% of the fair value of all of the notes and certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”]

The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.

The depositor does not intend to transfer or hedge the portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR.

Registration under the Securities Act

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase the notes of any class.

The notes are not suitable investments for all investors	The notes are complex investments that are not a suitable investment if you require a regular predictable schedule of payments. The notes should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of such an investment and the interaction of these factors.

You must rely only upon payments from the issuing entity’s assets for repayment which may not be sufficient to make full payments on your notes	The notes represent indebtedness solely of the issuing entity and will not be insured or guaranteed by NMAC, the depositor, or any of their respective affiliates, or the indenture trustee or any other person or entity other than the issuing entity. The only sources of payment on your notes are payments received on the receivables and the credit enhancement for the issuing entity, including overcollateralization, amounts on deposit in the reserve account [any amount payable by the [cap provider] [swap counterparty,]] [and the yield supplement overcollateralization amount]. However, although funds in the reserve account will be available to cover shortfalls in distributions of interest on and principal of your notes, funds to be deposited in this account are limited. If the funds in this account are exhausted, your notes will be paid solely from current distributions on the receivables. See “Credit Enhancement” in this prospectus.

Prepayments, repurchases or early termination of the issuing entity may affect the weighted average life of, and your return on, the notes

You may receive payment of principal of your notes earlier than you expected, including for the reasons set forth below. You may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes. Prepayments on the receivables by the related obligors, purchases of the receivables by the sponsor, the depositor and the servicer will affect the life of the notes to an extent that cannot be fully predicted.

The sponsor and the depositor will be required to repurchase receivables from the issuing entity if there is a breach of the representations and warranties relating to those receivables that materially and adversely affects the interests of the noteholders or certificateholders in such receivables. NMAC, as the servicer, also will be required to purchase receivables from the issuing entity if it breaches certain of its servicing obligations with respect to those receivables. Additionally, the servicer may also refinance any receivable and deposit the outstanding principal balance of such receivable into the collection account. The servicer also will be entitled to purchase all remaining receivables from the issuing entity once the outstanding aggregate principal balance of the receivables declines to [5]% or less of the original aggregate principal balance of the receivables on the cut-off date.

The receivables may be prepaid, in full or in part, either voluntarily, including as a result of marketing programs introduced by NMAC, or as a result of defaults, theft of or damage to the related vehicle or for other reasons. If an obligor on a simple interest contract makes a payment on the contract ahead of schedule, the additional payment will be treated as a principal prepayment and applied to reduce the principal balance of the related contract and the obligor will generally not be required to make any scheduled payments during the period for which it has paid ahead. During this prepaid period, interest will continue to accrue on the principal balance of the contract, as reduced by the application of the additional payment, but the obligor’s contract would not be considered delinquent. Furthermore, when the obligor resumes his required payments, the payments so paid may be insufficient to cover the interest that has accrued since the last payment by the obligor. This situation will continue until the regularly scheduled payments are once again sufficient to cover all accrued interest and to reduce the principal balance of the contract.

The weighted average life of the notes will generally be shortened if the issuing entity applies principal prepayments on the receivables to the outstanding principal amount of the notes. However, depending on the length of time during which a prepaid simple interest contract is not amortizing as described above, the weighted average life of the notes may be extended.

The rate of prepayments on the receivables may be influenced by a variety of economic, social and other factors in addition to those described above. In addition, NMAC is not aware of publicly available industry statistics that detail the prepayment experience for contracts similar to the receivables. For data regarding prepayment experience in NMAC’s prior securitized pools of receivables, see “Static Pool Information Regarding Certain Previous Securitizations–Prepayment Speeds.” However, NMAC cannot predict the actual prepayment rates for the receivables transferred to the issuing entity on the closing date. You will bear all reinvestment risk resulting from prepayments on the receivables and the corresponding acceleration of payments on the notes.

The final payment of each class of notes is expected to occur prior to its final scheduled distribution date because of the prepayment and purchase considerations described above. If sufficient funds are not available to pay any class of notes in full on its final scheduled distribution date, an event of default will occur and final payment of that class of notes may occur later than that date.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated; proceeds from the liquidation may not be sufficient to pay your notes in full; failure to pay principal on your notes will not constitute an event of default or breach until the Final Scheduled Distribution Date	If so directed by the holders of the requisite percentage of outstanding notes, following an acceleration of the notes upon an event of default, the indenture trustee will liquidate the assets of the issuing entity. If a liquidation occurs close to the date when one or more classes of notes would otherwise be paid in full, repayment of those classes might be delayed while liquidation of the assets is occurring. It is difficult to predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Also, there is no assurance that the amount received from the liquidation will at any time be equal to or greater than the aggregate principal amount of the notes. Therefore, upon an event of default, there can be no assurance that sufficient funds will be available to repay the notes in full. In addition, the amount of principal required to be paid to the noteholders will generally be limited to amounts available in the collection account (and the reserve account). Therefore, the failure to pay principal of your notes generally will not result in the occurrence of an event of default until the final scheduled distribution date or redemption date for your notes. See “Description of the Indenture—Events of Default” and “ —Remedies Upon an Event of Default” in this prospectus. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of one or more classes of notes to be paid before the related final scheduled distribution date will involve the prepayment risks described under “Risk Factors—Prepayments, repurchases or early termination of the issuing entity may affect the weighted average life of, and your return on, the notes” in this prospectus.

Bankruptcy of NMAC or the depositor could result in delays in payments or losses on your notes

If NMAC or the depositor were to become subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes. NMAC will sell the receivables to the depositor, and the depositor will in turn transfer the receivables to the issuing entity. However, if NMAC or the depositor were to become subject to a bankruptcy proceeding, the court in the bankruptcy proceeding could conclude that NMAC or the depositor still owns the receivables by concluding that the sale to the depositor or the issuing entity was not a “true sale” or, in the case of a bankruptcy of NMAC, that the depositor or the issuing entity should be consolidated with NMAC for bankruptcy purposes. If a court were to reach this conclusion, you could experience losses or delays in payments on the notes as a result of, among other things:

1. the “automatic stay,” which generally prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances;

2. tax or government liens on NMAC’s or the depositor’s property (that arose prior to the transfer of a receivable to the issuing entity) having a prior claim on collections before the collections are used to make payments on your notes; and

3. the issuing entity not having a perfected security interest in (a) one or more of the financed vehicles securing the receivables or (b) any cash collections held by NMAC at the time NMAC becomes the subject of a bankruptcy proceeding.

The depositor will take steps in structuring the transactions described in this prospectus to minimize the risk that a court would consolidate the depositor with NMAC for bankruptcy purposes or conclude that the sale of receivables to the depositor or the issuing entity was not a “true sale.” See “Material Legal Aspects of the Receivables—Material Bankruptcy Considerations” in this prospectus.

Bankruptcy of the issuing entity could result in delays in payments or losses on your notes	If the issuing entity were to become subject to bankruptcy proceedings, you could experience delays in the payments or losses on your notes as a result of, among other things, the “automatic stay,” which generally prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances.

Interests of other persons in the receivables could be superior to the issuing entity’s interest, which may result in reduced payments on your notes	Another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in that receivable because the receivables will not be segregated or marked as belonging to the issuing entity. The depositor will cause financing statements to be filed with the appropriate governmental authorities to perfect the issuing entity’s interest in the receivables. However, except to the extent the contracts are in electronic form, the servicer will continue to hold the physical contracts, if any, evidencing the receivables. If another party purchases (or takes a security interest in) one or more receivables for new value in the ordinary course of business in good faith and obtains possession of the physical documents evidencing those receivables (or, in the case of electronic contracts, “control” of the electronic contracts under the Uniform Commercial Code) without knowledge that doing so violates the rights of the issuing entity because of the failure to segregate or mark those receivables, the new purchaser (or secured party) will acquire an interest in those receivables superior to the interest of the issuing entity.

The issuing entity will not be identified as the secured party on the certificate of title related to a financed vehicle, which could result in delays in payments or losses on your notes	Another person could acquire an interest in a vehicle financed by a receivable that is superior to the issuing entity’s interest in the vehicle because of the failure to identify the issuing entity as the secured party on the related certificate of title. While NMAC, as sponsor, will assign its security interests in the financed vehicles to the depositor, and the depositor will assign to the issuing entity such security interests in the financed vehicles, the servicer will continue to hold the certificates of title for the vehicles. However, for administrative reasons, the servicer will not endorse or otherwise amend the certificates of title to identify the issuing entity as the new secured party. Because the issuing entity will not be identified as the secured party on any certificates of title, the security interest of the issuing entity in the vehicles may be defeated through fraud, forgery, negligence or error. As a result of any of these events, the issuing entity may not have a perfected security interest in the financed vehicles in every state. The possibility that the issuing entity may not have a perfected security interest in the financed vehicles may affect the issuing entity’s ability to repossess and sell the financed vehicles or may limit the amount realized to less than the amount due by the related obligors. Therefore, you may be subject to delays in payment and may incur losses on your investment in the notes as a result of defaults or delinquencies by obligors. See “Material Legal Aspects of the Receivables—Security Interests” in this prospectus.

The issuing entity may not have a perfected security interest in receivables evidenced by electronic contracts which could result in delays in payments or losses on your notes	As described in “The Receivables—Tangible and Electronic Contracting” in this prospectus, NMAC has contracted with a third-party to originate and maintain custody of certain of the contracts in electronic form through the third-party custodian’s technology system. The third-party custodian’s technology system is designed to enable NMAC to perfect its security interest in the receivables evidenced by electronic contracts by satisfying the Uniform Commercial Code’s requirements for “control” of electronic chattel paper. In order for NMAC to have “control” of an electronic contract, (a) there must be a “single authoritative copy” of the electronic contract that is readily distinguishable from all other copies and which identifies NMAC as the owner, (b) all other copies of the electronic contract must indicate that they are not the “authoritative copy” of the electronic contract,

(c) any revisions to the authoritative copy of the electronic contract must be readily identifiable as either authorized or unauthorized revisions, and (d) authorized revisions of the electronic contract cannot be made without NMAC’s participation.

However, another person could acquire an interest in an electronic contract that is superior to NMAC’s interest (and accordingly the issuing entity’s interest) if NMAC ceases to have “control” over the electronic contract that is maintained on behalf of NMAC by the third-party custodian and another party purchases that electronic contract without knowledge that doing so violates NMAC’s rights, or if NMAC transfers “control” over the electronic contract to a third party. NMAC also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party custodian’s technology system a person other than the NMAC were able to modify or duplicate the authoritative copy of the contract.

Although NMAC will perfect its assignment of its security interests in the electronic contracts to the depositor and the depositor’s assignment of such security interests to the issuing entity by filing financing statements, the fact that NMAC may not have a security interest in the receivables perfected by control may affect the priority of the issuing entity’s security interest in the receivables. The issuing entity’s interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer. There can be no assurances that the third-party’s technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that NMAC maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

NMAC will represent that NMAC has a perfected security interest in the receivables, including the receivables that constitute electronic chattel paper. Such security interest has been transferred to the depositor and thereafter to the issuing entity. From time to time, the receivables evidenced by electronic contracts may be amended, including, without limitation, by extensions of the final maturity date. The Servicer will covenant that it will at all times maintain control of the receivables constituting electronic chattel paper, which means that to the extent any of those amendments is evidenced in tangible form, NMAC will maintain its perfected security interest in the receivables by possession of the tangible amendment and control of the electronic contract.

However, the law governing perfecting security interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by the third-party to maintain control of the electronic contracts may not be sufficient as a matter of law to give NMAC (and accordingly, the issuing entity) a perfected security interest in the receivables evidenced by electronic contracts. Moreover, there is a risk that maintaining control of the electronic contract and possession of all tangible amendments may not be sufficient as a matter of law to give NMAC a perfected security interest in the receivables that are evidenced both by electronic records and tangible records.

As a result of the foregoing, NMAC (and accordingly, the issuing entity) may not have a perfected security interest in certain receivables or its interest, although perfected, could be junior to that of another party. The fact that NMAC (and accordingly, the issuing entity) may not have a perfected security interest in the receivables, or may have a perfected security interest that is junior to that of another party, may affect NMAC’s ability on behalf of the issuing entity to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your notes.

Payment priorities increase risk of loss or delay in payment to certain notes

Based on the priorities described under “Distributions on the Notes—Priority of Payments” in this prospectus, classes of notes that receive principal payments before other classes will be repaid more rapidly than the other classes. In addition, because principal of each class of notes will be paid sequentially (so long as no event of default and acceleration of the notes has occurred), classes of notes that have higher (i.e., 2 being higher than 1) sequential numerical class designations will be outstanding longer and therefore will be exposed to the risk of losses on the receivables during periods after other classes have received most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

Because of the priority of payment on the notes, the yields of the Class A-2 notes[,] [and] the Class A-3 notes [and the Class A-4 notes] will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes. Accordingly, the Class A-2 notes will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes; [and] the Class A-3 notes will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes and the Class A-2 notes[; and the Class A-4 notes will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes, the Class A-2 notes and the Class A-3 notes]. If the actual rate and amount of losses exceed your expectations, and if amounts in the reserve account are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive payments earlier than expected are exposed to greater reinvestment risk, and classes of notes that receive principal later than expected are exposed to greater risk of loss. In either case, the yields on your notes could be materially and adversely affected.

[The allocation of Class A-2 notes is unknown and if the principal amount of one class of such notes is small, liquidity on such class of notes could be reduced]	[The allocation of the principal amount between the Class A-2a notes and the Class A-2b notes may not be known until the day of pricing, although the principal amount of the Class A-2b notes may not exceed 50% of the aggregate principal amount of the Class A-2 notes. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal amount of the floating rate Class A-2b notes is increased (relative to the corresponding Class A-2a fixed rate notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes.

Because the aggregate amount of Class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 principal amount between the Class A-2a notes and the Class A-2b notes may result in the Class A-2b notes not being issued or being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The allocation between the Class A-3 notes and the Class A-4 notes is unknown and if the principal amount of one class of such notes is small, liquidity on such class of notes could be reduced]

[The allocation of the principal amount between the Class A-3 notes and the Class A-4 notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal amount of the notes will be allocated to the Class A-3 notes and what portion of the principal amount of the notes will be allocated to the Class A-4 notes, although the principal amount of the Class A-3 notes and the Class A-4 notes will equal $[•] in the aggregate.

In addition, because the aggregate amount of Class A-3 notes and Class A-4 notes is predetermined, the division between the Class A-3 notes and the Class A-4 notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise]

[The receivables will provide for level monthly payments, while the floating rate notes, if any, will bear interest at a floating rate based on LIBOR plus an applicable spread. Even if the issuing entity issues floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If a floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes, if any, out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all securities, not just the holders of any floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all securities.]

[Negative LIBOR would reduce the rate of interest on the Class A-2b notes]

[The interest rate to be borne by the Class A-2b notes is based on a spread over LIBOR, which serves as a global benchmark for home mortgages, student loans and the rate that various issuers pay to borrow money.

Changes in LIBOR will affect the rate at which the Class A-2b notes accrue interest and the amount of interest payments on the Class A-2b notes. To the extent that LIBOR decreases below 0.00% for any interest period, the rate at which the Class A-2b notes accrue interest for such interest period will be reduced by the amount by which LIBOR is negative, provided that the interest rate on the Class A-2b notes for any interest period will not be less than 0.00%. A negative LIBOR rate could result in the interest rate applied to the Class A-2b notes decreasing to 0.00% for the related interest period. See “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

[Uncertainty about the future of the LIBOR industry may have an adverse impact on the Class A-2b Notes]

[LIBOR may not accurately represent the offered rate applicable to loans in U.S. dollars for a one month period between leading European banks, and LIBOR’s prominence as a benchmark interest rate is unlikely to be preserved. LIBOR rates are calculated and published for various currencies and periods by the benchmark’s administrator, ICE Benchmark Administration Limited (“IBA”), which is regulated for such purposes by the United Kingdom’s Financial Conduct Authority (the “FCA”). It is uncertain whether LIBOR will continue to be calculated and published on the same (or a similar) basis to that currently in effect, or at all. In particular, the chief executive of the FCA, in a speech on July 27, 2017, indicated that the FCA intends to phase out LIBOR by the end of 2021, and after such time will no longer seek to compel panel banks to provide LIBOR submissions. On November 24, 2017, the FCA announced that the current panel banks will voluntarily sustain LIBOR until the end of 2021, although there can be no assurance that they will not cease to do so sooner. No prediction can be made as to future levels of the one-month LIBOR index, the timing of any changes thereto, the effect of the FCA’s recent announcement, or whether panel banks will continue to provide LIBOR submissions to the IBA, each of which could cause or contribute to market volatility and may directly affect the yield of the Class A-2b notes and/or the liquidity of the Class A-2b notes.

If a published LIBOR rate is unavailable at any time after the closing date, the rate of interest on the Class A-2b notes, if any, will be determined using the alternative methods stated in “The Notes—Calculation of Floating Rate Interest.” These alternative methods may result in lower interest payments than would have been made if LIBOR were available in its current form. These alternative methods may also be subject to factors that make LIBOR impossible or impracticable to determine. If a published LIBOR rate is unavailable and the reference banks are unwilling to provide quotations, the rate of interest on the Class A-2b notes for an interest determination date will be the LIBOR rate in effect on the preceding interest determination date plus the applicable spread, and such rate could remain the rate of interest on the Class A-2b notes for the life of the Class A-2b notes.]

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables and therefore losses on your notes

Information regarding credit scores for the obligors under the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date obtained at the time of origination is presented in “The Receivables—Credit Scores” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or the actual performance of any receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “Prepayments, Delinquencies, Repossessions and Net Credit Losses” was affected by several variables, including general economic conditions and market interest rates, that are likely to differ in the future. Therefore, there can be no assurance that the net loss experience calculated and presented in this prospectus with respect to NMAC’s managed portfolio of contracts will reflect actual experience with respect to the receivables in the receivables pool. There can be no assurance that the future delinquency or loss experience of the servicer with respect to the receivables will be better or worse than that set forth in this prospectus with respect to NMAC’s managed portfolio. The issuing entity’s ability to make payments on the notes could be adversely affected if the obligors default in payments at a greater rate than expected based on an obligor’s credit score.

Varying economic circumstances may adversely affect the performance of the receivables, which could result in losses on your notes

Periods of economic slowdown or other market disruptions may adversely affect the performance and market value of your notes. High unemployment or reduced availability of credit may lead to increased default rates. These periods may also be accompanied by decreased consumer demand for motor vehicles and declining values of motor vehicles securing outstanding motor vehicle retail installment contracts, which could weaken collateral coverage and increase the amount of a loss in the event of default. Significant increases in the inventory of used motor vehicles may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of these sales. If an economic downturn continues for a prolonged period of time, delinquencies and losses with respect to motor vehicle retail installment contracts generally could increase. In addition, market disruptions, such as the current uncertainty surrounding the effect of the United Kingdom’s withdrawal from the European Union, have caused or may in the future cause a significant reduction in liquidity in the secondary market for asset-backed securities. Any of these factors could affect the performance of your notes and your ability to sell your notes in the secondary market.

In addition, higher future energy and fuel prices could reduce the amount of disposable income that consumers have available to make monthly payments on their motor vehicle retail installment contracts. Higher energy costs could cause business disruptions, which could cause unemployment and a further or deepening economic downturn.

Such obligors could potentially become delinquent in making monthly payments or default if they are unable to make payments due to increased energy or fuel bills or unemployment. The issuing entity’s ability to make payments on the notes could be adversely affected if the related obligors are unable to make timely payments.

See “Prepayments, Delinquencies, Repossessions and Net Credit Losses—Delinquency, Repossession and Credit Loss Information” and “Static Pool Information” in this prospectus for delinquency and loss information regarding certain motor vehicle retail installment contracts originated and serviced by NMAC.

Natural or man-made disasters may adversely affect the performance of the receivables and could result in losses or delays in payments or losses on your notes	Extreme weather conditions or natural or man-made disasters and their immediate consequences and responses thereto could cause substantial business disruptions, economic losses, unemployment and an economic downturn. When any of these events occur, an obligor’s ability or willingness to make payments on the receivables, the value of used vehicles or the servicer’s ability to administer the receivables could be adversely affected and accordingly the issuing entity’s ability to make payments on the notes could be adversely affected.

The return on your notes could be reduced by shortfalls due to military action, terrorism or similar national concerns

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables.

The Servicemembers Civil Relief Act and similar state legislation provides relief to obligors who enter active military service and to obligors in reserve or national guard status who are called to active duty after they have entered into an obligation, such as a retail installment contract for the purchase of a vehicle. In particular, under such legislation, members of the military on active duty, including reservists, who have entered into such retail installment contracts before entering into military service, may be entitled to reductions in interest rates and a stay of foreclosure and similar actions. The Servicemembers Civil Relief Act and similar state legislation also limit the ability of the servicer to repossess the vehicle securing the retail installment contract during the related obligor’s period of active duty and, in some cases, may require the servicer to extend the maturity of the retail installment contract, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the obligor’s military service. As a result, there may be delays in payment and increased losses on the receivables, and you may suffer a loss.

Because the Servicemembers Civil Relief Act and similar state legislation apply to obligors who enter military service after origination, no information can be provided as to the number of receivables that may be affected by the Servicemembers Civil Relief Act or similar state legislation.

If an obligor’s obligation to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes and the certificates. For more information regarding the effect of the Servicemembers Civil Relief Act, you should refer to “Material Legal Aspects of the Receivables—Other Limitations” in this prospectus.

Geographic concentration of the obligors may increase the risk of loss on your notes	As of the [statistical] cut-off date, NMAC’s records indicate that the billing addresses of the obligors of the receivables in the [pool described in this prospectus][statistical pool] were most highly concentrated in the following states:

Percentage of Aggregate [Statistical] Cut-off Date Principal Balance
[•]	[•]%
[•]	[•]%
[•]	[•]%

No other state, based on the billing addresses of the obligors, accounted for more than 5% of the aggregate principal balance of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date. Economic conditions or other factors affecting these states in particular could adversely affect the delinquency, credit loss, repossession or prepayment experience of the issuing entity. [Insert any applicable risk factors for any particular state/region that account for more than 10% of the total principal balance of the receivables as of the [statistical] cut-off date.]

[This prospectus provides information regarding the characteristics of the receivables in the [pool described in this prospectus][statistical pool] as of the statistical cut-off date that may differ from the characteristics of the receivables transferred to the issuing entity on the closing date as of the cut-off date]	[This prospectus describes the characteristics of the receivables in the [pool described in this prospectus][statistical pool] as of the statistical cut-off date. The receivables transferred to the issuing entity on the closing date will be the same receivables in the [pool described in this prospectus][statistical pool] as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or (ii) for which payment in full has been received in the ordinary course, in each case, as of the cut-off date. We do not expect the characteristics (as of the cut-off date) of the receivables transferred to the issuing entity on the closing date to differ materially from the characteristics (as of the statistical cut-off date) of the receivables in the [pool described in this prospectus][statistical pool], and each receivable transferred to the issuing entity on the closing date must satisfy the eligibility criteria specified in the transaction documents. If you purchase a note, you must not assume that the characteristics of the receivables transferred to the issuing entity on the closing date will be identical to the characteristics of the receivables in the [pool described in this prospectus][statistical pool] as of the statistical cut-off date.]

The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal amount of the loan on those financed vehicles, which may result in losses on your notes	There can be no assurance that the value of any financed vehicle will be greater than the outstanding principal amount of the related receivable. New vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal amount of the related receivable will exceed the value of the related vehicle during the earlier years of a receivable’s term. Defaults during these earlier years are likely to result in losses because the proceeds of repossession are less likely to pay the full amount of interest and principal owed on the receivable. The frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the financed vehicle is less than the remaining principal balance of the receivable. The frequency and amount of losses may also be greater for obligors with little or no equity in their vehicles because the principal balances for such obligors are likely to be greater for similar loan terms and vehicles than for obligors with a more significant amount of equity in the vehicle. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, the amount of any loss tends to be greater for receivables secured by new vehicles because of the higher rate of depreciation described above and potential decline in used car prices.

The amounts received upon disposition of the financed vehicles may be adversely affected by discount pricing incentives, marketing incentive programs and other factors and could increase the risk of loss on your notes	Discount pricing incentives or other marketing incentive programs on new cars by Nissan North America, Inc. or by its competitors that effectively reduce the prices of new cars may have the effect of reducing consumer demand for, and prices of, used cars. Additionally, the pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new car models and other factors. The reduced demand for used cars resulting from discount pricing incentives or other marketing incentive programs introduced by Nissan North America, Inc. or any of its competitors or other factors may reduce the prices consumers will be willing to pay for used cars, including vehicles that secure the receivables. As a result, the proceeds received by the issuing entity upon any foreclosures of financed vehicles may be reduced and may not be sufficient to pay the underlying receivables.

You may experience reduced returns and delays on your notes resulting from a vehicle recall

The vehicles securing the receivables in the pool may be the subject of existing or future vehicle recalls. Obligors that own motor vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your notes. If any of these events materially affect collections on the receivables, you may experience delays in payments or principal losses on your notes.

In addition, prepayments may be higher than expected if obligors sell their vehicles due to concerns arising from a recall, regardless of whether such vehicle was affected by the recall. As a result, you may receive payment of principal on the notes earlier than you expected.

You may suffer losses on your notes due to receivables with low annual percentage rates	The receivables transferred to the issuing entity on the closing date may include receivables that have annual percentage rates that are less than the interest rates on the notes. If that is the case, interest paid on the receivables with higher annual percentage rates and collections related to the yield supplement overcollateralization amount will compensate for the receivables with lower annual percentage rates. Prepayments on receivables with higher annual percentage rates may adversely impact your notes by reducing the amount of interest available in the future to make payments on your notes.

Adverse events with respect to NMAC, its affiliates or a third-party service provider may affect the timing of payments on your notes or have other adverse effects on your notes	Adverse events with respect to NMAC, its affiliates or a third-party provider to whom NMAC outsources its activities may result in servicing disruptions or reduce the market value of your notes. NMAC currently outsources some of its activities as servicer to third-party providers. In the event of a termination and replacement of NMAC as the servicer, or if any of the third-party providers cannot perform its activities, there may be some disruption of the collection activity with respect to delinquent receivables and therefore delinquencies and credit losses could increase. NMAC will be required to repurchase certain receivables that do not comply with representations and warranties made by NMAC, and in its capacity as servicer, NMAC will be required to repurchase receivables if it breaches specific servicing obligations with respect to those receivables. If NMAC were to become unable to repurchase any of those receivables and make the related payment to the issuing entity, investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, NMAC is an indirect wholly-owned subsidiary of Nissan Motor Co., Ltd. (“NML”). Although NML is not guaranteeing the obligations of the issuing entity, if NML ceased to manufacture vehicles or support the sale of vehicles or if NML faced financial, reputational, regulatory or operational difficulties, those events may reduce the market value of Nissan or Infiniti vehicles or the related asset-backed securities. Any reduction in the market value of Nissan and Infiniti vehicles may result in lower values realized through any foreclosure proceedings held with respect to those vehicles or self-help repossessions and dispositions and as a result, reduce amounts available to pay the notes.

Risk of loss or delays in payments on your notes may result from delays in the transfer of servicing due to the servicing fee structure	Because the servicing fee is structured as a percentage of the principal balance of the receivables, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the outstanding aggregate principal balance of the receivables has been repaid. Due to the reduction in the servicing fee as described in the foregoing, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under those circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds	So long as NMAC is the servicer, if each condition to making monthly deposits described under “Description of the Transfer and Servicing Agreements—Collections” is satisfied, NMAC, as the servicer, may retain all payments on receivables received from obligors and all proceeds of receivables collected during a collection period until the business day preceding the related distribution date. [Currently, NMAC [satisfies] [does not satisfy] these conditions.] On or before the business day preceding each distribution date, the servicer must deposit into the collection account all payments on receivables received from obligors and all proceeds of receivables collected during the related collection period. Before these amounts are required to be deposited into the collection account, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. If the servicer is unable to pay these amounts to the issuing entity on a distribution date, you might incur a loss on your notes.

Factors affecting the servicer’s information management systems may increase the risk of loss on your notes	The success of your investment depends upon the ability of the servicer, NMAC, to store, retrieve, process and manage substantial amounts of information. If the servicer experiences any interruptions or losses in its information processing capabilities, including due to attacks by hackers, computer viruses or breaches due to errors or malfeasance by employees, contractors or others who have access to its system and networks, its business, financial conditions or results of operations and, ultimately, your notes may suffer.

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect the rating agency’s assessment of the creditworthiness of the receivables, the credit enhancement on the notes and the likelihood of repayment of the notes. There can be no assurance that the receivables and/or the notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the receivables, errors in analysis or otherwise. None of the depositor, the sponsor or any of their affiliates will have any obligation to replace or supplement any credit enhancement or to take any other action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor has hired [two] rating agencies and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Potential rating agency conflict of interest and regulatory scrutiny of the rating agencies could adversely affect the market value of your notes and/or limit your ability to resell the notes	The sponsor has hired [two] NRSROs to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the hired rating agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services. The perceived conflict of interest may have an adverse effect on the market value of your notes and the ability to resell your notes.

Federal financial regulatory reform could have a significant impact on the servicer, any sub-servicer, the sponsor, the originator, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. The Dodd-Frank Act is extensive and significant legislation that, among other things: created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, defined as “covered financial companies,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries,” in the event such a subsidiary is in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on financial stability or economic conditions of the United States; created a new framework for the regulation of over-the-counter derivatives activities; expanded the regulatory oversight of securities and capital markets activities by the SEC; and created the Consumer Financial Protection Bureau (“CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of certain entities for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. In June 2015, the CFPB issued a final rule, expanding its authority to larger participants in the automobile financing market. The final rule for the automobile financing market became effective on August 31, 2015. Under the definitions included in the final rule, NMAC is considered a larger participant. Consequently, NMAC is subject to the supervisory and examination authority of the CFPB. See “Material Legal Aspects of the Receivables—Consumer Financial Protection Bureau” in this prospectus.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, implementing regulations require securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It gives broader powers to the SEC to regulate rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on pricing of consumer products with respect to finance companies such as NMAC. Because of the complexity of the Dodd-Frank Act, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. Therefore, requirements imposed by the Dodd-Frank Act may have a significant future impact on the servicing of the receivables, on the regulation and supervision of the servicer, any sub-servicer, the sponsor, the originator, the depositor, the issuing entity and/or their respective affiliates. Furthermore, on May 24, 2018, President Trump signed into law the Economic Growth, Regulatory Relief and Consumer Protection Act, which repeals or modifies certain provisions of the Dodd-Frank Act.

In addition, no assurance can be given that the liquidation framework for the resolution of covered financial companies or the covered subsidiaries would not apply to NMAC or its affiliates, the issuing entity or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of the receivables as further described under “Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes. See “Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework” in this prospectus.

Receivables that fail to comply with consumer protection or other laws may be unenforceable, which may result in losses on your notes

Many federal and state consumer protection laws regulate consumer contracts such as the receivables. If any of the receivables do not comply with one or more of these laws, the servicer may be prevented from or delayed in collecting amounts due on the receivables.

A recent regulatory interpretation of the Military Lending Act indicates that retail installment sale contracts that include credit-related ancillary products (guaranteed asset protection (GAP), credit life, and similar credit products) may need to comply with the requirements of the Military Lending Act. The Department of Defense has recently submitted revisions to such regulatory interpretation for publication in the Federal Register; however, the content and effective date of these revisions is unknown at this time. Regulations implementing the Military Lending Act limit the military annual percentage rate, adjust arbitration rules and require additional disclosures. Failure to comply with these requirements could render the related receivables void and/or subject the issuing entity to liability. Financial services industry groups are continuing to seek further clarification from the Department of Defense on the interpretations of the Military Lending Act.

Each of the depositor and NMAC will make representations and warranties relating to the receivables’ compliance with law and the enforceability of the related contracts. If the recent interpretation with respect to the Military Lending Act is ultimately unchanged and if any of these laws or other federal or state consumer protection laws applicable to consumer loans such as the receivables has not been complied with, it could result in an obligation of the depositor and NMAC to repurchase such receivables, thereby shortening the weighted average life of your notes, or may materially affect collection on such receivables and, in either event, you may experience delays in payments or losses on your notes. For a description of the impact of repurchases on the weighted average life of the notes, see “Weighted Average Life of the Notes” in this prospectus. For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

Federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes	If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

Retention of notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes

Some or all of one or more classes of notes may be retained by the depositor or conveyed to an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand for and market price for notes of that class already in the market could be adversely affected.

Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the notes may be diluted.

You may have difficulty selling your notes and/or obtaining your desired price due to the absence of a secondary market

The issuing entity will not list the notes on any securities exchange. Therefore, in order to sell your notes, you must first locate a willing purchaser. The absence of a secondary market for the notes could limit your ability to resell them. Currently, no secondary market exists for the notes. We cannot assure you that a secondary market will develop. The underwriters intend to make a secondary market for the notes by offering to buy the notes from investors that wish to sell. However, the underwriters are not obligated to offer to buy the notes and may stop making offers at any time. In addition, the underwriters’ offered prices, if any, may not reflect prices that other potential purchasers would be willing to pay were they given the opportunity. There have been times in the past where there have been very few buyers of asset-backed securities and, thus, there has been a lack of liquidity. There may be similar lack of liquidity at times in the future.

As a result of the foregoing restrictions and circumstances, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Because the notes are in book-entry form, your rights can only be exercised indirectly	Because the notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States, or Clearstream Banking, société

anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia. Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank/S.A./NV as operator of the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Book-Entry Registration” in this prospectus. Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “Noteholder” and the owner trustee will not recognize you as a “Securityholder,” as those terms are used in the indenture, the trust agreement, the sale and servicing agreement and the purchase agreement. As a result, you will only be able to exercise the rights of Securityholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme and Euroclear Bank S.A./NV as operator of the Euroclear System (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market because certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

Interest on and principal of the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

[The rating of a [cap provider] [swap counterparty] could have an adverse effect on the ratings of the notes]

[If the issuing entity enters into [the] interest rate [cap][swap] agreement, the hired rating agencies will consider the provisions of the interest rate [cap][swap] agreement, and the rating of the [cap provider][swap counterparty] in rating the notes. If a rating agency downgrades the debt rating of the [cap provider][swap counterparty], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [cap provider][swap counterparty] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the interest rate [cap][swap] agreement to another party;

2. obtain a replacement interest rate [cap][swap] agreement, as applicable, on substantially the same terms as the interest rate [cap][swap] agreement; or

3. establish any other arrangement satisfactory to the rating agencies.

Any interest rate [cap][swap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [cap][swap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See “The Notes—Interest Rate [Cap][Swap] Agreement(s)” in this prospectus.]

[The interest rate cap agreement(s) could increase the risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with such interest rate cap agreement(s)]

The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which LIBOR is substantially greater than the cap rate of [•]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade, suspension or withdrawal of any rating of the cap provider by a hired rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that hired rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement. A downgrade, suspension or withdrawal of the rating assigned by a hired rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.

Certain events (including some that are not within the control of the issuing entity or the cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the interest rate cap agreement. In an early termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the cap provider fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate cap agreement and to the extent the interest rates on the Class A-2b Notes exceed the fixed rate the issuing entity had been required to pay the cap provider under the interest rate cap agreement, the amount available to pay interest on and principal of the notes will be reduced.

In addition, if the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate the assets of the issuing entity. Liquidation would likely accelerate payment of all notes that are then outstanding. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Additionally, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of a class of notes to be paid before the related final scheduled distribution date will involve prepayment risks.

The proceeds of any liquidation of the assets of the issuing entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of notes. In addition, termination of the interest rate cap agreement may under certain circumstances constitute an event of default under the indenture. If this occurs and the notes are accelerated, the priority of payments of all notes will change from pro rata payments of interest followed by sequential payments of principal to pro rata payments of interest followed by payments of principal of the Class A-1 Notes first, followed by pro rata payment of principal of the Class A-2 Notes [(pro rata among the Class A-2a Notes and the Class A-2b Notes, if applicable)][,] [and] the Class A-3 Notes[, and the Class A-4 Notes]. As a result, a class of notes with an earlier maturity may absorb a smaller amount of losses than a class of notes with a later maturity.]

[Risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with the interest rate swap agreement(s)]

[The issuing entity will enter into an interest rate swap transaction for the floating rate notes, if any, under a separate interest rate swap agreement because the receivables owned by the issuing entity bear interest at fixed rates, while each of the Class A-2b notes, if class is issued, will bear interest at a floating rate. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each distribution date.

During those periods in which the weighted average of the floating rates payable by the swap counterparty is greater than the weighted average of the fixed rates payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be used to pay principal of the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade or suspension of any rating of the swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the interest rate swap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.

An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty’s right to receive a net swap payment will be higher in priority than all payments on the notes. If a net swap payment is due to the swap counterparty on a distribution date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest on and principal of the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

As more fully described in this prospectus in “The Notes —Interest Rate Swap Agreement(s),” an interest rate swap agreement, if any, generally may not be terminated except upon failure of either party to the interest rate swap agreement to make payments when due; a bankruptcy of either party to the interest rate swap agreement or other insolvency events with respect to the swap counterparty, illegality; failure of the swap counterparty to provide financial information as required by Regulation AB or to post eligible collateral or assign the interest rate swap agreement to an eligible counterparty if it is unable to provide that financial information, certain tax or merger events that affect the swap counterparty’s creditworthiness or ability to make payments, or any other breach of the interest rate swap agreement on the part of the swap counterparty; a material misrepresentation by the swap counterparty in the interest rate swap agreement; or failure of the swap counterparty to obtain a guarantee, post collateral, assign the interest rate swap agreement to an eligible counterparty or take other remedial action if the swap counterparty’s credit ratings drop below the levels required by the interest rate swap agreement. In any early termination, a termination payment may be due to the issuing entity or to the swap counterparty and such termination payment could be substantial.

If the swap counterparty, if any, fails to make a termination payment owed to the issuing entity under an interest rate swap agreement, if any, the amount available to pay principal of and interest on the notes will be reduced.

If an interest rate swap agreement is terminated and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on and principal of your notes, you may experience delays and/or reductions in the interest on and principal of your notes.]

THE ISSUING ENTITY

General

The “issuing entity,” Nissan Auto Receivables 20[•]-[•] Owner Trust, is a Delaware statutory trust and will be governed by the amended and restated trust agreement to be dated as of the closing date (the “Trust Agreement”), between Nissan Auto Receivables Corporation II (“NARC II”), as depositor (the “depositor”), and [•], as owner trustee (the “owner trustee”). The issuing entity will not engage in any activity other than as duly authorized in accordance with the terms of the Basic Documents. On the closing date, the authorized purposes of the issuing entity will be limited to:

1.	acquiring, holding and managing the receivables and the other assets of the issuing entity and proceeds therefrom;

2.	issuing the notes and the certificates;

[3.

entering into and performing its obligations under any interest rate protection agreement or agreements, including any confirmations evidencing the transactions thereunder, each of which is an interest rate swap, an interest rate cap, an obligation to enter into any of the foregoing or any combination of any of the foregoing (including the Interest Rate [Cap][Swap] Agreement(s));]

4.	making payments on the notes and the certificates;

5.	entering into and performing its obligations under each Basic Document to which it is a party;

6.

subject to compliance with the Basic Documents, [including, if applicable, entering into one or more Interest Rate [Cap] [Swap] Agreement(s),] engaging in such other activities as may be required in connection with conservation of the issuing entity’s property and the making of distributions to the [swap counterparty and the] holders of the notes and certificates; and

7.	engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental to or connected with those activities.

The term “Basic Documents” refers collectively to the indenture, the Trust Agreement, the Purchase Agreement, the Certificate of Trust, the Sale and Servicing Agreement, the Administration Agreement, the asset representations review agreement[, each Interest Rate [Cap] [Swap] Agreement, if any,] and the other documents and certificates to be delivered in connection with this transaction.

The issuing entity will issue (a) the Class A-1 notes, the Class A-2 notes [(which may consist of the Class A-2a notes and/or the Class A-2b notes)][,][and] the Class A-3 notes [and the Class A-4 notes] (collectively, the “notes”) and (b) certificates (the “certificates”), which represent 100% of the undivided beneficial interest in the issuing entity. The issuing entity will exchange the notes and the certificates for the receivables and certain other assets from the depositor pursuant to the Sale and Servicing Agreement among the issuing entity, the servicer, the depositor and the indenture trustee (the “Sale and Servicing Agreement”). The notes that will be received by the depositor in exchange for the receivables, other than notes, if any, retained by the depositor or conveyed to affiliates of the depositor (the “retained notes”), are being offered hereby. The certificates will initially be held by the depositor but may be transferred by the depositor on or after the closing date.

Nissan Motor Acceptance Corporation (“NMAC”) will be appointed to act as the servicer of the receivables (in that capacity, the “servicer”). The servicer will service the receivables pursuant to the Sale and Servicing Agreement and will be compensated for those services as described under “Description of the Transfer and Servicing Agreements —Compensation for Servicer and Administrator” in this prospectus.

Notes owned by the issuing entity, the depositor, the servicer and their respective affiliates will be entitled to all benefits afforded to the notes except that they generally will not be deemed outstanding for the purpose of making requests, demands, authorizations, directions, notices, consents or other actions under the Basic Documents unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively, constitute all the owners of all the notes outstanding.

The issuing entity’s principal offices are in [•], in care of [•], as owner trustee, at the address set forth below under “The Owner Trustee and the Indenture Trustee” in this prospectus. The fiscal year of the issuing entity begins on [•] of each year.

The depositor, on behalf of the issuing entity, will file with the Securities and Exchange Commission (the “SEC”) periodic reports of the issuing entity required to be filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC thereunder. For more information on where you can obtain a copy of these and other reports, you should refer to “Reports to Noteholders” in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The expected capitalization and liabilities of the issuing entity as of the closing date will be as follows:

Capitalization

Receivables ([Adjusted] Pool Balance)	$[•]
Reserve Account – Initial Balance	$[•]
[YSOC Amount]	$[•]

Total	$[•]

Liabilities

Class A-1 notes		$[•]
Class A-2[a] notes [Class A-2b notes]	}	$[•]
Class A-3 notes		$[•]
[Class A-4 notes]		$[•]

Total		$[•]

Property of the Issuing Entity

After giving effect to the transactions described in this prospectus, the property of the issuing entity will include:

1.	the receivables (including all related receivables files);

2.	the Collection Account and the Reserve Account and funds on deposit therein;

3.	security interests in the Financed Vehicles and any related property;

4.	amounts due or collected under the receivables after the close of business on [•] [•], 20[•] (the “cut-off date”);

5.	the rights to proceeds from claims on physical damage, credit, life and disability insurance policies covering the Financed Vehicles or the obligors;

6.	NMAC’s right to receive payments from Dealers pursuant to repurchase by the Dealers of receivables which do not meet specified representations made by the Dealers;

7.	the rights of the depositor under the Purchase Agreement;

8.	the rights of the issuing entity under [the Interest Rate [Cap] [Swap] Agreement(s),] the Sale and Servicing Agreement and the Administration Agreement;

9.	the right of NMAC to realize upon any property (including the right to receive future net liquidation proceeds) that secures a receivable;

10.	the right of NMAC to rebates of premiums and other amounts relating to insurance policies and other items financed under the receivables in effect as of the cut-off date; and

11.	all proceeds of the foregoing.

The Collection Account and the Reserve Account will initially be established with and maintained by [•] as the indenture trustee (the “indenture trustee”) [and, if applicable, the swap counterparty to secure payments on the Notes under the Interest Rate Swap Agreement(s), if any].

Holders of the notes and certificates will be dependent on payments made on the receivables and proceeds received in connection with the sale or other disposition of the related Financed Vehicles for payments on the notes and certificates. Pursuant to the Purchase Agreement, NMAC will sell and assign to the depositor, without recourse, its entire interest in the receivables, including the security interest in the Financed Vehicles. On the closing date, the depositor will transfer and assign to the issuing entity, without recourse, pursuant to the Sale and Servicing Agreement, its entire interest in the receivables, including the security interests in the Financed Vehicles. See “Material Legal Aspects of the Receivables—Security Interests” in this prospectus.

THE OWNER TRUSTEE AND THE INDENTURE TRUSTEE

The Owner Trustee

[•], the owner trustee, is a [•]. [Insert disclosure about owner trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

The fees and expenses and indemnity payments of the owner trustee due pursuant to the Trust Agreement will be paid by the administrator under the Administration Agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in “Distributions on the Notes—Priority of Payments” and “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

For a description of the roles and responsibilities of the owner trustee, see “Description of the Trust Agreement” in this prospectus.

The Indenture Trustee

[•], a [•], will act as indenture trustee under the indenture. [Insert disclosure about indenture trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

At all times, the indenture trustee or its parent must have a long-term debt rating of [“BBB-” or better by Fitch Ratings, Inc.[,] [and]] [“Baa3” or better by Moody’s Investors Service, Inc. [and]] [“BBB” or better by S&P Global Ratings], or otherwise acceptable to each of the Rating Agencies. The indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the “TIA”), and in addition, have a combined capital and surplus of at least $50,000,000 (as set forth in its most recently published annual report of condition).

The indenture trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the indenture trustee set forth in the indenture. The indenture trustee may resign at any time with 30 days prior written notice, in which event the servicer, or its successor, will be obligated to appoint a successor thereto. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time with 30 days prior written notice to the indenture trustee and the owner trustee and appoint a successor. The administrator of the issuing entity may also remove the indenture trustee with 30 days prior written notice if the indenture trustee becomes insolvent or bankrupt, becomes subject to a receiver that takes charge of it or its property, ceases to be eligible to continue in that capacity under the indenture, or otherwise becomes legally or practically incapable of fulfilling its duties under the indenture. In those circumstances, the servicer will be obligated to appoint a successor thereto. Any resignation or removal of the indenture trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.

NMAC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the indenture trustee and its affiliates.

The fees and expenses and indemnity payments of the indenture trustee and the Calculation Agent, as applicable, due pursuant to the indenture will be paid by the administrator under the Administration Agreement. To the extent these fees and expenses and indemnity payments, as applicable, are unpaid for at least 60 days, they will be payable out of Available Amounts as described in “Distributions on the Notes—Priority of Payments” and “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture.”

THE DEPOSITOR

NARC II, the depositor, is a wholly-owned subsidiary of NMAC and was incorporated in the State of Delaware on November 9, 2000. The depositor was organized for limited purposes, which include purchasing receivables from NMAC and transferring those receivables to third parties.

The certificate of incorporation of the depositor limits the activities of the depositor to the following purposes:

1.

acquire from time to time all right, title and interest in and to (or beneficial interests in and to) receivables or leases arising out of or relating to the sale or lease of new or used motor vehicles, including automobiles and light and heavy duty trucks, monies due thereunder, security interests in the motor vehicles financed thereby, proceeds from claims on the related insurance policies, and related rights (collectively, the “Depositor Interests”);

2.

acquire, own, hold, service, sell, assign, pledge and otherwise deal with the Depositor Interests, the collateral securing the Depositor Interests, related insurance policies, agreements with motor vehicle dealers or lessors or other originators or servicers of the Depositor Interests or other similar or related assets and any proceeds or further rights associated with any of the foregoing;

3.

transfer the Depositor Interests to trusts or other entities pursuant to one or more pooling and servicing agreements, sale and servicing agreements or other agreements (each, a “Transfer Agreement”) to be entered into by, among others, NARC II, the related trustee and the servicer of the Depositor Interests;

4.	authorize, sell and deliver any class of certificates or other securities issued by the trusts or other entities under the Transfer Agreements;

5.	acquire from NMAC the certificates issued by one or more trusts or other entities to which NMAC or one of its subsidiaries transferred the Depositor Interests;

6.

issue, sell, authorize and deliver one or more series and classes of bonds, notes or other evidence of indebtedness secured by or collateralized by one or more pools of Depositor Interests or by certificates issued by one or more trusts or by certificates of any class issued by a trust or other entity established by NMAC;

7.	hold and enjoy all rights and privileges of any certificates or notes issued by trusts or other entities to NARC II under the Transfer Agreements;

8.	loan to affiliates or others or otherwise invest or apply funds received as a result of NARC II’s interest in any of the notes or certificates and any other income;

9.	perform its obligations under the Transfer Agreements and any indenture or other agreement pursuant to which any certificates or notes are issued; and

10.

engage in any activity and exercise any powers permitted to corporations under the laws of the State of Delaware that are related or incidental to the foregoing and necessary, convenient or advisable to accomplish the foregoing.

Since its formation in November 2000, NARC II has been the depositor in each of NMAC’s retail securitization transactions, and has not participated in or been a party to any other financing transactions. For more information regarding NMAC’s retail securitization program, you should refer to “The Sponsor—Securitization” in this prospectus.

On the closing date, the depositor will convey the receivables to the issuing entity in exchange for the notes and certificates. The depositor will then sell the notes to the underwriters pursuant to an underwriting agreement.

The depositor initially will retain [all] [[•]%] of the certificates. As the holder of certificates, the depositor will have various rights and obligations under the Trust Agreement, including the right to direct the owner trustee (i) to remove the administrator of the issuing entity, and (ii) to appoint a successor administrator upon resignation and removal of the administrator of the issuing entity. Notwithstanding the foregoing, the rights of any holder of the certificates to take any action affecting the issuing entity’s property will be subject to the rights of the indenture trustee under the indenture. For more information regarding the rights and obligations of the depositor upon the initial issuance of the notes, you should refer to “Description of the Trust Agreement” in this prospectus.

The principal executive offices of NARC II are located at One Nissan Way, Room 5-124, Franklin, Tennessee 37067 and its telephone number is (615) 725-1121.

THE SPONSOR

General

NMAC was incorporated in the state of California in November 1981 and began operations in February 1982. NMAC is a wholly owned subsidiary of Nissan North America, Inc. (“NNA”), the primary distributor of Nissan and Infiniti vehicles in the United States and the District of Columbia. NNA is a direct wholly owned subsidiary of NML, which is a worldwide manufacturer and distributor of motor vehicles and industrial equipment.

NMAC provides indirect retail automobile and light-duty truck sale and lease financing by purchasing retail installment contracts and leases from Dealers in all 50 states of the United States, District of Columbia and Puerto Rico. NMAC also provides direct wholesale financing to many of those Dealers by financing inventories and other Dealer activities such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements.

The principal executive offices of NMAC are located at One Nissan Way, Franklin, Tennessee 37067. NMAC also has a centralized operations center in Irving, Texas that performs underwriting, servicing and collection activities. Certain back office operations, including finance, accounting, legal and human resources, have been reorganized as functional departments under NNA. NMAC’s primary telephone number is (214) 596-4000.

NMAC is an indirect wholly-owned subsidiary of NML. Although NML is not guaranteeing the issuing entity’s obligations under the notes, NML’s financial condition may affect NMAC’s ability to service the receivables. See “Risk Factors—Adverse events with respect to NMAC, its affiliates or a third-party service provider may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

Securitization

Since 2000, one of the primary funding sources for NMAC has been the packaging and sale of retail installment contracts, loans and leases through asset-backed securitization transactions (each, an “Asset-Backed Securitization”). These retail installment contracts, loans and leases are purchased by NMAC from Dealers or are loans made by or on behalf of NMAC to Dealers. NMAC generally holds these loans and leases for an interim period prior to transferring them in connection with an Asset-Backed Securitization transaction. During this interim period, NMAC’s financing needs are met, in part, through the use of warehouse finance facilities. These warehouse finance facilities are provided by a number of financial institutions and provide liquidity to fund NMAC’s acquisition of retail installment contracts, loans and leases. These warehouse facilities are sometimes structured as secured revolving loan facilities.

For the fiscal years ended March 31, 20[•], 20[•], 20[•], 20[•] and 20[•] and for the [•] months ended [•] [•], 20[•], NMAC securitized approximately $[•] billion, $[•] billion, $[•] billion, $[•] billion, $[•] billion and $[•] billion, respectively, through public Asset-Backed Securitization debt offerings.

A significant portion of NMAC’s assets are sold in Asset-Backed Securitization transactions, although the assets remain on NMAC’s balance sheet. These assets support payments on the Asset-Backed Securitization securities and are not available to NMAC’s creditors generally. At [•] [•], 20[•], NMAC had approximately $[•] billion, or [•]% of its consolidated assets, pledged in connection with Asset-Backed Securitization transactions. NMAC expects that Asset-Backed Securitization debt offerings will continue to be a material funding source for NMAC. No public securitizations sponsored by NMAC have defaulted or experienced an early amortization triggering event in any material respect.

NMAC’s auto loan Asset-Backed Securitization program was first established and utilized for the Nissan Auto Receivables 1986-A Grantor Trust transaction. For more information regarding NMAC’s experience with respect to its entire portfolio of retail installment contracts for new, near-new and used automobiles and light-duty trucks, you should refer to “Prepayments, Delinquencies, Repossessions and Net Credit Losses,” “Appendix A—Static Pool Information Regarding Certain Previous Securitizations” and “Appendix B—Historical Pool Performance” in this prospectus.

Credit Risk Retention

Pursuant to Regulation RR, NMAC, as sponsor, is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5%, as of the closing date, of [the fair value of] all of the notes and certificates issued by the issuing entity.

[Retained vertical interest: The eligible vertical interest retained by the depositor will consist of at least [•]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [•]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. This disclosure will be [made on Form 8-K filed under the CIK number of the depositor][included in the first Form 10-D filed by the depositor after the closing date].

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will consist of the issuing entity’s certificates. NMAC expects such certificates to have a fair value of [between] approximately [$[•] and] $[•], which is [between] approximately [[•]% and] [•]% of the fair value of all of the notes and certificates issued by the issuing entity.

NMAC determined the fair value of the notes and the issuing entity’s certificates in accordance with the fair value assessment described in the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), under generally accepted accounting principles. Under ASC 820, fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants. Under the ASC 820, buyers and sellers are both assumed to be knowledgeable and possess a reasonable understanding of the asset using all available information. Additionally, both the buyer and the seller are assumed to be able and willing to transact without an external force specifically compelling them to do so. For example, forced sales, forced liquidations and distress sales are not considered to be “orderly transactions.”

ASC 820 establishes a fair value hierarchy with the following three levels, where Level 1 is the highest priority because it is the most objective and Level 3 is the lowest priority because it is the most subjective:

•	Level 1: fair value is calculated using observable inputs that reflect quoted prices for identical assets or liabilities in active markets;

•	Level 2: fair value is calculated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: fair value is calculated using unobservable inputs, such as the sponsor’s data.

NMAC believes that the fair value of the notes should be categorized within Level 2 of the fair value hierarchy assessment, reflecting the use of inputs derived from prices for similar instruments. NMAC believes that the issuing entity’s certificates should be categorized within Level 3 of the fair value hierarchy assessment, reflecting the use of data not observable in the market and reflecting NMAC’s judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The fair value of each class of notes is assumed to be approximately equal to the initial principal amount set forth for such class on the front cover of this prospectus, or par[, which for the Class A-2a notes is assumed to be $[•] and for the Class A-2b notes is assumed to be $[•]] [and][, which for the Class A-3 notes is assumed to be $[•] and for the Class A-4 notes is assumed to be $[•]]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Range of Assumed Interest Rates
Class A-1	[•]% - [•]%
Class A-2[a]	[•]% - [•]%
[Class A-2b	[One-month LIBOR] + [•]% - [One-month LIBOR] + [•]%]
Class A-3	[•]% - [•]%
[Class A-4	[•]% - [•]%]

These interest rates are estimated based on recent pricing of asset-backed notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk [given the collateral and credit enhancement][for publicly registered asset-backed notes secured by motor vehicle receivables in similar transactions].

To calculate the fair value of the issuing entity’s certificates, NMAC used a discounted cash flow method, which is calculated using the forecasted cash flows payable to the holders of the certificates and discounts the value of those cash flows to a present value using a rate intended to reflect a hypothetical market yield. NMAC used an internal model to project future interest payments and principal payments on the receivables to be transferred to the issuing entity, the interest and principal payments on each class of notes, the servicing fee, [net payments due under the interest rate swap agreement(s)] and [deposits necessary to fund the reserve account to an amount equal to the specified reserve account balance]. The forecasted cash flow model assumes that the administrator (and not the issuing entity) will pay the indenture trustee, owner trustee and asset representations reviewer fees and expenses. The resulting net cash flows to the certificateholder are discounted to their present value using an expected market yield which takes into account the first loss exposure of the certificate cash flows and the credit risk of the receivables.

In connection with the discounted cash flow calculation described above and after considering NMAC’s actual historical performance of its previous securitized portfolios of retail installment contracts (see “Static Pool Information” below), prepayment, delinquency and loss assumptions used in structuring the notes, the composition of the receivables pool to be transferred to the issuing entity, trends in used vehicle values, general macroeconomic conditions and other factors discussed below, NMAC made the assumptions described under “Weighted Average Life of the Notes” (other than [•] thereunder) as well as the following additional assumptions:

[•	the receivables in the pool had an aggregate principal balance of $[•] as of the statistical cut-off date and an aggregate principal balance of $[•] as of the cut-off date;]

[•	the initial amount of overcollateralization is $[•] and the balance in the Reserve Account on each distribution date is $[•];]

•

the Class A-1 notes [and the Class A-2b notes] will be paid interest at the applicable “Range of Assumed Interest Rates” described above on the basis of the actual number of days in an interest accrual period and a 360-day year;

•

the Class A-2[a] notes[,] [and] Class A-3 notes [and Class A-4 notes] will be paid interest at the applicable “Range of Assumed Interest Rates” described above on the basis of a 360-day year consisting of twelve 30-day months;

[•	the interest payments on the Class A-2b notes are determined based on the applicable [one-month LIBOR] forward rate curve as of [•] [•], 20[•];]

•	interest and principal payments on the receivables are calculated using the hypothetical pools and related pool characteristics described under “Weighted Average Life of the Notes;”

•

the receivables prepay in full at a [•]% ABS rate based on amortization arising from both prepayments and losses, where “ABS” means the “Absolute Prepayment Model,” which represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables monthly; this assumption used to calculate the fair value of the certificates is one of the various prepayment scenarios presented in the ABS Tables set forth in “Weighted Average Life of the Notes;”

•

cumulative net losses on the receivables from the cut-off date through the optional purchase of the issuing entity’s property by the servicer, equal approximately [•]% as a percentage of the aggregate initial principal balance of the receivables as of the cut-off date;

•

a default timing curve that assumes that [•]% of defaults occur in the first year after the cut-off date, [•]% of defaults occur in the second year after the cut-off date, [•]% of defaults occur in the third year after the cut-off date and [•]% of defaults occur in the fourth year after the cut-off date;

•

the servicer [exercises its option to purchase the issuing entity’s property (other than the Reserve Account) at the earliest time such option may be exercised][does not exercise its option to purchase the issuing entity’s property (other than the Reserve Account)];

•	the amount on deposit in the Reserve Account is released to the certificateholder on the distribution date on which the notes are paid in full; and

•

projected cash flows to the certificateholder are discounted at [•]% (which reflects an expected market yield derived using qualitative factors which take into account the first loss exposure of the certificate cash flows and credit risk of the receivables, and the rate of return that third-party investors would require to purchase residual interests similar to the certificates).

NMAC developed the discount rate, cumulative net losses on the receivables and default timing curve based on the following additional factors:

•

Discount rate— due to the lack of an actively traded market in residual interests similar to the issuing entity’s certificates, this rate reflects a determination by NMAC and the depositor based on, among other items, discount rate assumptions for securitization transactions with similarly-structured residual interests and qualitative factors that consider the subordinate nature of the first-loss exposure.

•

Cumulative net losses; default timing curve— the cumulative net loss assumption and the shape of the default timing curve reflect a determination by NMAC and the depositor based on, among other items, the composition of the pool, experience with similar receivables underwritten by NMAC, and the expected cumulative net loss rates as determined by the hired rating agencies. Default and recovery rate estimates are included in the cumulative net loss assumption.

Based upon the foregoing inputs and assumptions, the fair value of the issuing entity’s certificates is expected to be [between] approximately [$[•] and] $[•], which is [between] approximately [[•]% and] [•]% of the aggregate fair value of the notes and the certificates on the closing date. NMAC believes that the inputs and assumptions that could have a material impact on the fair value calculation, or that would be material to an evaluation of NMAC’s fair value calculation, are described above. A differing opinion regarding the appropriate inputs and assumptions could materially change the determination of the fair value of the certificates. Further, the actual characteristics of the receivables to be transferred to the issuing entity on the closing date differ from the assumptions described above (for example, the use of hypothetical pools rather than the individual characteristics of each receivable) and the actual performance of the receivables is likely to differ from the assumed performance (such as the actual timing and amount of net losses on the receivables). Consequently, the present value of the projected cash flows on the certificates is expected to vary somewhat from the discounted actual cash flows on the certificates[, and you should not assume that the fair value of the issuing entity’s certificates will be equal to or greater than the present value of the actual cash flows on the certificates.

NMAC will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above. The fair value of the certificates, as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount, in each case, as of the closing date, will be included in the first Form 10-D filed by the depositor after the closing date, together with a description of any material changes in the method or inputs and assumptions used to calculate the fair value of the notes and the issuing entity’s certificates.]

As described under “Distributions on the Notes—Priority of Payments” and “ —Post-Acceleration Priority of Payments” below, payments to holders of the issuing entity’s certificates on any distribution date are subordinated to all payments of principal and interest on the notes by, and other expenses of, the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any distribution date on which the issuing entity has insufficient funds to make all of the distributions described under “Distributions on the Notes—Priority of Payments,” any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “The Certificates.”]

The depositor does not intend to transfer or hedge the portion of the retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR. [The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.]

THE SERVICER

NMAC will be the servicer. NMAC has been servicing motor vehicle receivables for over two decades. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Dealers in the United States. As used herein, “Dealer” means Nissan- and Infiniti-branded dealers and, in limited circumstances, other dealers not affiliated with Nissan- or Infiniti-branded dealers that operate dealerships franchised by other manufacturers. NMAC is the servicer for all of the loans and leases that it finances. For a description of the servicing procedures NMAC will utilize in servicing the receivables, see “The Receivables—Servicing of the Receivables” in this prospectus. Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable transaction documents), NMAC generally expects to service the loans and leases financed in an asset-backed securitization for the life of that transaction. The servicer may not resign from its obligations and duties with respect to the receivables under the Sale and Servicing Agreement unless it determines that the duties thereunder are no longer permissible under applicable law. For more information regarding the circumstances under which NMAC may be replaced or removed or may resign as servicer of the receivables, you should refer to “Description of the Transfer and Servicing Agreements—Servicer Resignation and Termination” in this prospectus.

THE ORIGINATOR

NMAC is responsible for originating the receivables included in the transaction described in this prospectus. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Dealers. During the [•] months ended [•] [•], 20[•], approximately [•]% of NMAC’s total revenues came from retail loans, approximately [•]% from retail lease financing and approximately [•]% from direct dealer financing.

The following chart provides, respectively, market penetration information regarding NMAC’s entire portfolio of retail installment contracts for new, near-new and used automobiles and light-duty trucks purchased in the United States and NMAC’s total revenues from retail installment contracts for the fiscal years ended March 31, 20[•], 20[•], 20[•], 20[•] and 20[•]; and for the [•] months ended [•] [•], 20[•] and 20[•].

Overview of NMAC Retail Installment Contract Financing Operations

	For the [•] Months Ended [•][•],						For the Twelve Months Ended March 31,
	20[•]			20[•]			20[•]			20[•]			20[•]			20[•]			20[•]
Number of retail installment contracts purchased by NMAC(1)		[	•]		[	•]		[	•]		[	•]		[	•]		[	•]		[	•]
Revenues(2)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]

(1)	Includes receivables originated by NMAC, including its Infiniti Financial Services division, in the United States only.
(2)	Dollars in millions. Includes receivables originated in the United States and Mexico.

NMAC primarily purchases retail installment contracts for new, near-new, used and certified pre-owned vehicles from Nissan- and Infiniti-branded Dealers. A used vehicle is defined as any pre-owned Nissan or Infiniti vehicles four to seven model years old, and other makes of pre-owned vehicles up to seven model years old. Certified pre-owned vehicles are Nissan or Infiniti vehicles which have been inspected by Dealers and meet published standards. Retail installment contracts that are purchased are required to comply with NMAC’s underwriting standards, which emphasize, among other factors, the applicant’s willingness and ability to pay the value of the vehicle to be financed and other requirements under existing agreements between NMAC and the Dealers. After purchasing the financing contracts, NMAC has responsibility for contract administration and collection. See “The Receivables—Underwriting Procedures” in this prospectus.

The retail installment contracts NMAC acquires from the Dealers are assigned to NMAC. NMAC also takes steps under the relevant laws of the state in which the related Financed Vehicle is located to perfect its security interest, including, where applicable, having a notation of NMAC’s lien recorded on the related certificate of title and, where permitted by law, obtaining possession of that certificate of title. As a result, NMAC has the right to repossess the assets if customers fail to meet contractual obligations as well as the right to enforce collection actions against the obligors under the contracts. Upon default and after repossession, NMAC sells the vehicles through auctions. Substantially all of NMAC’s retail financing receivables are non-recourse to the Dealers, which relieves the Dealers from financial responsibility in the event of repossession. The Dealer is responsible for properly submitting the title application. If NMAC discovers that the Dealer did not record NMAC’s lien on the title, NMAC has the right to reassign that contract back to the Dealer.

THE ASSET REPRESENTATIONS REVIEWER

[•], a [•], has been appointed as asset representations reviewer (the “asset representations reviewer”) pursuant to an agreement (the “asset representations review agreement”) among the sponsor, the servicer and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or any underwriter to perform pre-closing due diligence work on the receivables, (b) the asset representations reviewer no longer meets the eligibility requirements of the asset representations review agreement or (c) upon a determination that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law. Upon the occurrence of one of the foregoing events, the asset representations reviewer will promptly resign and the sponsor will appoint a successor asset representations reviewer. Further, the indenture trustee, at the direction of noteholders evidencing a majority of the voting interests of the notes, shall terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

[•

the asset representations reviewer becomes affiliated with (i) the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates or (ii) a Person that was engaged by the sponsor or any underwriter to perform any due diligence on the receivables prior to the closing date;

•	the asset representations reviewer breaches any of its representations, warranties, covenants or obligations in the asset representations review agreement; or

•	an insolvency event with respect to the asset representations reviewer occurs.]

Upon a termination of the asset representations reviewer, the sponsor shall appoint a successor asset representations reviewer. The asset representations reviewer shall pay the reasonable expenses associated with the resignation or removal of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” below) for compliance with the representations and warranties made by the sponsor and the depositor on the receivables if the conditions described below under “Description of the Transfer and Servicing Agreements—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Transfer and Servicing Agreements—Asset Representations Review—Fees and Expenses for Asset Review” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Transfer and Servicing Agreements—Asset Representations Review” below. The asset representations reviewer is not liable for any action taken, or not taken, in good faith under the asset representations review agreement, or for errors in judgment. However, the asset representations reviewer will be liable for its willful misfeasance, bad faith, breach of agreement or negligence in performing its obligations. The sponsor will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the administration of the asset representations review agreement and the performance of its duties thereunder, other than any such loss, liability or expense incurred by the asset representations reviewer through the asset representations reviewer’s own bad faith, willful misfeasance or negligence in performing its obligations under the asset representations review agreement or breach of the asset representations review agreement. The fees and expenses and indemnity payments of the asset representations reviewer due pursuant to the asset representations review agreement will be paid by the sponsor under the asset representations review agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in “Distributions on the Notes—Priority of Payments” and “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]

[•] (the “Bank”) will be the [cap provider][swap counterparty] if any floating rate notes are issued. The Bank is the principal subsidiary of [•], a [•]. The Bank is a [•] with its principal place of business located at [•].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in “The Notes—Interest Rate [Cap][Swap] Agreement(s)” in this prospectus.]

NMAC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.

THE RECEIVABLES

The property of the issuing entity will generally consist of motor vehicle retail installment contracts or installment loans transferred by the depositor to the issuing entity on the closing date (the “receivables”) originated on or after [•] [•], 20[•] between the Dealers and retail purchasers (the “obligors”). The receivables were originated by Dealers in accordance with NMAC’s requirements under agreements with Dealers governing the assignment of the receivables to NMAC (the “Dealer Agreements”). The receivables evidence the indirect financing made available by NMAC to the obligors. Each receivable is a simple interest contract and provides for level monthly payments that provide interest at a specified APR and fully amortizes the amount financed over an original term to maturity. The receivables are secured by new, near-new and used automobiles and light-duty trucks, together with all accessions thereto (collectively, the “Financed Vehicles”). “Near-new” automobiles and light-duty trucks are pre-owned vehicles that are not greater than three model-years old as of the contract origination year. “New” vehicles may include “demonstration” vehicles, which may or may not be titled to the Dealer in some states and as such may be classified as new or used vehicles in those states.

General

NMAC purchased the receivables pursuant to agreements between NMAC and Dealers in the ordinary course of business in accordance with NMAC’s underwriting standards described under “—Underwriting Procedures.” Each Dealer will be obligated to repurchase from NMAC those contracts that do not meet specified representations and warranties made by the Dealer. These Dealer repurchase obligations are referred to in this prospectus as “Dealer Recourse.” Those representations and warranties relate primarily to the origination of the contracts and the perfection of the security interests in the related Financed Vehicles, and do not relate to the creditworthiness of the related obligors or the collectability of those contracts. The sales by the Dealers of installment contracts to NMAC do not generally provide for recourse against the Dealers for unpaid amounts in the event of a default by an obligor, other than in connection with the breach of the aforementioned representations and warranties.

The receivables to be held by the issuing entity will be selected from those automobile and/or light-duty truck retail installment contracts in NMAC’s portfolio that meet several criteria. NMAC generally selects a pool of receivables that is a representative sample of its overall portfolio of retail installment contracts, subject to the eligibility requirements described under “Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies” in this prospectus.

All of the receivables are simple interest contracts. In general, under a simple interest contract, as payments are received they are applied first to pay accrued interest; second, to pay principal until the principal balance is brought current; and third, to reduce any unpaid late charges or associated fees as provided in the receivable. Any remaining amounts are then applied to reduce the remaining principal balance of the receivable.

Because interest accrues daily throughout each payment period, if an obligor pays the fixed monthly installment in advance of the due date, the portion of the payment allocable to interest for that payment period will be less than it would be if the payment were made on the due date. Similarly, the portion of that monthly payment allocable to principal will be correspondingly greater. Conversely, if the obligor pays the fixed monthly installment after its due date, the portion of the payment allocable to interest for that payment period will be greater than it would be if the payment were made on the due date, and the portion of the payment allocable to principal will be correspondingly smaller. Accordingly, the timing and amount of prior payments will determine the amount of the scheduled final monthly payment.

Tangible and Electronic Contracting

Following Dealer and obligor signing of a tangible contract, the Dealer sends the documentation constituting the tangible record related to the applicable receivable to an imaging center, where a third-party contractor images the documentation and transmits the image directly to the servicer’s computer systems for review by the originator, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable receivable. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated vaulting and security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Approximately [•]% of the receivables in the [pool described in this prospectus][statistical pool] (by aggregate principal balance as of the [statistical] cut-off date) were originated as electronic contracts. NMAC has contracted with a third-party to facilitate the process of creating and storing those electronic contracts. The third-party’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. The third-party’s system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third-party’s system, a Dealer originates electronic retail installment contracts and then transfers these electronic contracts to NMAC.

The third party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable; (ii) manage access to and the expression of the authoritative copy; (iii) identify NMAC as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

Servicing of the Receivables

Monthly statements are (1) delivered to obligors by mail, (2) provided to the obligors via their financial institution’s website, or (3) provided to the obligors on NMAC’s website. Generally, monthly payments are remitted by mail, a vendor web and phone-pay system, electronically through the customer’s bank, MoneyGram, NMAC Portal or by an automated clearing system. Mailed payments are received and processed at a lockbox. A daily payment file is submitted to NMAC electronically and posted to the customer account. The lockboxes utilize optical character recognition billing statement coupons for automated processing.

On a weekly basis, NMAC transmits a look-up file to the lockbox vendor by a secure file transmittal protocol for account number verification and check identification. Insurance checks and unidentified payments are out-sorted and placed in a web decisioning tool for NMAC’s operations center in Dallas, Texas (“NCCD”), to instruct the lockbox vendor for appropriate identification and processing. Under NMAC’s current customary servicing practices, payoffs are generally processed at NCCD with the exception of those that are sent by the customers to the lockbox. NMAC intends to change its customary servicing practices in the future to cease processing payoffs at NCCD and only process payoffs at the lockbox. Payments associated with bankruptcies and recoveries are also processed at NCCD. Payments that cannot be identified are deposited and entered into the Unidentified Payment System and a letter is mailed to the remitter requesting them to contact NCCD with the correct account number. Payments that cannot be deposited because they are damaged, blank or not signed are returned to the customer and the legacy system is documented accordingly.

Under NMAC’s current servicing policies, NMAC considers a receivable to be past due when the obligor fails to make at least 80% of a payment by the due date and delinquent when 20% or more of a scheduled payment is past due for 15 days. If a payment is delinquent, NMAC may soon thereafter attempt to initiate telephone contacts and may mail notices requesting payment. Since August 2000, NMAC has utilized behavioral based campaigns in its collection activities. The behavioral based campaigns are comprised of two areas in addressing delinquent obligors. The first assesses the risk of the delinquent obligor through a behavioral scoring algorithm. The algorithm prioritizes the obligor from high to low risk and calling campaigns are structured to target high-risk obligors. Secondly, based on the score, management determines the best strategy for collection activity. Assessing the score allows the managers to focus resources on higher risk obligors. Lower risk obligors may receive no communication from NMAC unless the delinquency becomes more severe. When an obligor becomes delinquent by 30 days or more, the account is assigned to the Consumer Collections Mid-Stage Unit where the account becomes the responsibility of one person. A Customer Account Representative will work with the obligor, utilizing a collection strategy that incorporates accountability, follow-up calls and regionalization. If the delinquent receivable cannot be brought current or completely collected within 60 days, the account will be assigned to the Late-Stage Collections & Recovery Unit and assigned to a new Consumer Collections Representative until resolution (repayment, charge-off, etc.). If an account reaches 90 days delinquency, NMAC generally attempts to repossess the vehicle while still trying to collect the payments, provided that in certain situations an account can be assigned for repossession when it reaches 75 days delinquency with approval in accordance with NMAC’s customary servicing practices. If the account reaches 120 days without being repossessed or payments received, NMAC’s general policy is to charge off that account. In certain limited circumstances, such as when the 120th day of account delinquency falls on a weekend or holiday, or when approval authority for a given charge-off is pending, or when the processing of an obligor payment that NMAC believes will make the account current is pending, the general policy of 120 day charge off may be extended by a small number of days to account for such circumstances. After charge off, in limited circumstances, we may reverse the charge-off when the obligor agrees to bring the receivable current and it would not be feasible to repossess the vehicle. However, in those circumstances, the receivable will still be treated as a defaulted receivable for purposes of the Transfer and Servicing Agreements. NMAC holds repossessed vehicles in inventory to comply with any applicable statutory requirements for reinstatement and then sells those vehicles. Any deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the receivable are pursued by or on behalf of NMAC to the extent practicable and legally permitted.

Insurance on Financed Vehicles

Each receivable requires the related obligor to maintain specific levels and types of insurance coverage to protect the Financed Vehicle against loss. NMAC requires evidence of insurance coverage by the obligors at the time of origination of the receivables, but performs no verification of continued coverage after origination. NMAC will not be obligated to make payments to the issuing entity for any loss as to which third-party insurance has not been maintained, except to the extent of its obligations under the Purchase Agreement.

Modifications of Receivables

On occasion, NMAC may extend the term of a receivable if the obligor requests such extension, the extension will result in the obligor’s payments under the receivable being brought current and the obligor agrees to continue to make monthly payments (each, a “Term Extension”). NMAC also grants extensions as required by state or federal law. NMAC has established authority levels for approval of Term Extensions. Under NMAC’s current customary servicing practices, and subject to the requirements of state and federal law, Term Extensions do not exceed six months in the life of the receivable. Additionally, NMAC may from time to time, in accordance with its customary servicing practices, lower the monthly payments due on a receivable without reducing the Principal Balance of the related receivable by extending the maturity of the related receivable by up to twelve months on a case-by-case basis. See “Description of the Transfer and Servicing Agreements—Modifications of Receivables” in this prospectus.

Characteristics of the Receivables

NMAC purchased the receivables from the Dealers in the ordinary course of business in accordance with NMAC’s underwriting standards. Although NMAC generally selects a pool of receivables that is a representative sample of its overall portfolio, it is possible that delinquencies or losses on the receivables could exceed those on other retail installment contracts included in NMAC’s portfolio of retail installment contracts for new, near-new and used automobiles and light-duty trucks. On or before the closing date, NMAC will sell the receivables and other assets relating thereto to the depositor. The depositor will, in turn, transfer the receivables and other assets relating thereto to the issuing entity on the closing date pursuant to the Sale and Servicing Agreement in exchange for the notes and the certificates. The notes that will be received by the depositor in exchange for the receivables are being offered by this prospectus (other than the retained notes, if any). NMAC will continue to service the receivables.

The receivables to be held by the issuing entity will be selected from those automobile and/or light-duty truck retail installment contracts in NMAC’s portfolio that meet several criteria. Each of the depositor and NMAC will make certain representations and warranties with respect to the receivables which, if breached, could result in the depositor or NMAC, as applicable, being required to repurchase the related receivable. See “Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies” in this prospectus.

[The statistical information concerning the receivables presented throughout this prospectus is based on the receivables in the [pool described in this prospectus][statistical pool] as of the close of business on [•] [•], 20[•], which we refer to as the “statistical cut-off date.” The receivables transferred to the issuing entity on the closing date will be [the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or (ii) for which payment in full has been received in the ordinary course, in each case, as of the cut-off date][selected from the statistical pool or from other receivables owned by the sponsor]. The receivables in the [pool described in this prospectus][statistical pool] had an aggregate initial principal balance of $[•] as of the statistical cut-off date. The receivables transferred to the issuing entity on the closing date will have an aggregate initial principal balance of not less than $[•] as of the cut-off date. The characteristics of the receivables transferred to the issuing entity on the closing date may vary somewhat from the characteristics of the receivables in the [pool described in this prospectus][statistical pool] although the sponsor and the depositor do not expect the variance to be material.]

The receivables in the [pool described in this prospectus][statistical pool] had the following characteristics as of the close of business on the [statistical] cut-off date:

•	had a contractual annual percentage rate (“APR”) between [•]% and [•]%;

•	had a remaining term to maturity of not less than [•] payments and not greater than [•] payments;

•	had an original principal balance of not more than $[•] and a remaining principal balance of not less than $[•] or more than $[•]; and

•	was originated on or after [•] [•], 20[•].

The receivables in the [pool described in this prospectus][statistical pool] had an aggregate principal balance of $[•] as of the [statistical] cut-off date.

There are no material direct or contingent claims that parties other than the secured parties under the indenture have on any receivable.

Underwriting Procedures

NMAC purchases automobile and light-duty truck retail installment contracts from Dealers located throughout the United States. These contracts are underwritten using NMAC’s standard underwriting procedures. The receivables are originated by the Dealers in accordance with NMAC’s requirements under existing Dealer Agreements and are purchased in accordance with NMAC’s underwriting procedures and other requirements, as described below. NMAC’s underwriting procedures emphasize, among other factors, the applicant’s willingness and ability to pay and the value of the vehicle to be financed.

NMAC requires that retail installment contract applications received from the Dealers be signed by the applicant. In addition, NMAC requests that the applicant provide his or her name, address, social security number, residential status, source and amount of monthly income and amount of monthly rent or mortgage payment, if applicable, in the application. NMAC uses the obligor’s monthly self-reported gross income, including any income reported by a co-obligor, on the application at origination, for purposes of calculating the obligor’s payment-to-income ratio. Upon receipt, NMAC obtains one or more credit reports from Equifax, Experian and/or TransUnion. NMAC’s credit decision is influenced by the information provided by the applicant in the application and the credit scores reflected in the credit bureau reports.

Upon receipt, retail installment contract applications are first processed through NMAC’s computer auto-decisioning system. The auto-decisioning system considers an applicant’s FICO®1 score, as well as other credit related metrics of the loan (such as the minimum number of positive credit items or maximum level of derogatory credit items on an applicant’s credit history) when selecting applications to approve, reject or forward for review by an NMAC credit analyst. An application may be forwarded for review by an NMAC credit analyst because, for example, one or more credit-related criteria are not within certain guidance levels. After receiving the application for review, the NMAC credit analyst will evaluate the application in accordance with NMAC’s written underwriting guidelines and then either approve the application, reject the application or forward the application for review by an NMAC credit analyst with higher approval authority, depending on the circumstances and the authority level and experience of the credit analyst.

[•] receivables in the [pool described in this prospectus][statistical pool], having an aggregate principal balance of $[•] (approximately [•]% of the aggregate principal balance of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date) were automatically approved by NMAC’s auto-decisioning system, while [•] receivables in the [pool described in this prospectus][statistical pool], having an aggregate principal balance of $[•] (approximately [•]% of the aggregate principal balance of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC’s written underwriting guidelines. [As described in this prospectus, NMAC does not consider any of the receivables in the [pool described in this prospectus][statistical pool] to constitute exceptions to NMAC’s written underwriting guidelines.]

NMAC makes its final credit decision based upon its assessment of the degree of credit risk with respect to each retail installment contract applicant. NMAC also uses a repeat customer algorithm to grant pre-approvals to existing retail installment contract customers. As discussed further under “The Receivables—Credit Scores” below, NMAC utilizes risk models developed by Fair Isaac Corporation. These FICO® scores allow Dealers to evaluate customers’ credit quality during the hours that NMAC is not open for business.

1FICO®	is a federally registered trademark of Fair Isaac Corporation.

NMAC uses risk-based pricing that includes a tiered system of interest rates and advance rates representing different ranges of credit risk. If NMAC considers an obligor to be relatively less credit-worthy (and, as a result, a greater risk), NMAC will assign the obligor a higher interest rate and a lower permissible advance rate.

Credit Scores

As of the [statistical] cut-off date, the weighted average FICO® score of the receivables in the [pool described in this prospectus][statistical pool][, excluding receivables for which no FICO® score is available] (the “[Non-Zero] Weighted Average Credit Score”) is [•], with the minimum FICO® score being [•] and the maximum FICO® score being [•].

NMAC, like most of the auto finance industry, utilizes a generic score developed by Fair Isaac Corporation. This FICO® score is sold through the three major credit reporting agencies, each using a different trade name for the product. NMAC purchases the automobile specific version of FICO®. FICO® scores are based solely on independent third party information from the credit reporting agency. The accuracy of independent third-party information provided to the credit reporting agency cannot be verified. An applicant’s credit score is one of several factors that are used by NMAC to determine its credit decisions. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables. See “Risk Factors—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables and therefore losses on your notes” in this prospectus. The table below illustrates the distribution of receivables by FICO® Score.

No selection procedures believed to be adverse to the noteholders were utilized in selecting the receivables from qualifying retail installment contracts. The receivables were not selected on the basis of their APRs, except to ensure that each receivable’s APR fell within the range set forth under “ —Characteristics of the Receivables” above.

Distribution by FICO® Score of the Receivables

The distribution of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date by FICO® score was as follows:

Distribution by FICO® Score of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
651 – 700	[•]	[•]	%	$	[•]	[•]	%
701 – 750	[•]	[•]			[•]	[•]
751 – 800	[•]	[•]			[•]	[•]
801 – 850	[•]	[•]			[•]	[•]
851 – 900	[•]	[•]			[•]	[•]

Total(1)	[•]	100.00%		$	[•]	100.00%

(1)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

The receivables in the [pool described in this prospectus][statistical pool] in the aggregate possess the following characteristics as of the [statistical] cut-off date:

Aggregate Principal Balance	$	[•]
Number of Receivables		[•]
Average Principal Balance	$	[•]
Range of Principal Balances	$	[•] to $[•]
Average Original Amount Financed	$	[•]
Range of Original Amounts Financed	$	[•] to $[•]
Weighted Average APR		[•]	%
Range of APRs		[•]% to [•]	%
Approximate Weighted Average Original Payments to Maturity		[•] payments
Range of Original Payments to Maturity		[•] payments to [•] payments
Approximate Weighted Average Remaining Payments to Maturity		[•] payments
Range of Remaining Payments to Maturity		[•] payments to [•] payments
Approximate Percentage by Principal Balance of Receivables with an Original Payment Term of [•] Months or Longer		[•]	%
Approximate [Non-Zero] Weighted Average Credit Score[(1)]		[•]
Range of FICO® Scores[(1)]		[•] to [•]
Approximate [Non-Zero] Weighted Average Credit Score of Receivables with an Original Payment Term of [•] Months or Longer[(1)]		[•]
Approximate Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles(2)		[•]% (New) [•]% (Near-New) [•]% (Used)
Approximate Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles for Receivables with an Original Payment Term of [•] Months or Longer(2)		[•]% (New) [•]% (Near-New) [•]% (Used)
Approximate Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers(2)		[•]% (Nissan) [•]% (Infiniti)

[(1)	Excluding receivables for which no FICO® score is available.]
(2)	Percentages may not add to 100.00% due to rounding.

[We have not provided delinquency, repossession and loss data on the receivables in the [pool described in this prospectus][statistical pool], because none of the receivables in the [pool described in this prospectus][statistical pool], as of the [statistical] cut-off date, were more than [•] days delinquent. See “Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies.”]

Distribution by APR of the Receivables

The distribution of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date by APR was as follows:

Distribution by APR of the Receivables (%)	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)		[Non-Zero] Weighted Average Credit Score[(2)]
0.00 – 0.49	[•]	[•]	%	$	[•]	[•]	%	[•]
0.50 – 0.99	[•]	[•]			[•]	[•]		[•]
1.00 – 1.99	[•]	[•]			[•]	[•]		[•]
2.00 – 2.99	[•]	[•]			[•]	[•]		[•]
3.00 – 3.99	[•]	[•]			[•]	[•]		[•]
4.00 – 4.99	[•]	[•]			[•]	[•]		[•]
5.00 – 5.99	[•]	[•]			[•]	[•]		[•]
6.00 – 6.99	[•]	[•]			[•]	[•]		[•]
7.00 – 7.99	[•]	[•]			[•]	[•]		[•]
8.00 – 8.99	[•]	[•]			[•]	[•]		[•]
9.00 – 9.99	[•]	[•]			[•]	[•]		[•]
10.00 – 10.99	[•]	[•]			[•]	[•]		[•]
11.00 – 11.99	[•]	[•]			[•]	[•]		[•]
12.00 – 12.99	[•]	[•]			[•]	[•]		[•]
13.00 – 13.29	[•]	[•]			[•]	[•]		[•]

Total(1)	[•]	100.00%		$	[•]	100.00%		[•]

(1)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.
[(2)	Excluding receivables for which no FICO® Score is available.]

Geographic Distribution of the Receivables(1)

The geographic distribution of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date was as follows:

Geographic Distribution of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
Alabama	[•]	[•]	%	$	[•]	[•]	%
Alaska	[•]	[•]			[•]	[•]
Arizona	[•]	[•]			[•]	[•]
Arkansas	[•]	[•]			[•]	[•]
California	[•]	[•]			[•]	[•]
Colorado	[•]	[•]			[•]	[•]
Connecticut	[•]	[•]			[•]	[•]
Delaware	[•]	[•]			[•]	[•]
District of Columbia	[•]	[•]			[•]	[•]
Florida	[•]	[•]			[•]	[•]
Georgia	[•]	[•]			[•]	[•]
Hawaii	[•]	[•]			[•]	[•]
Idaho	[•]	[•]			[•]	[•]
Illinois	[•]	[•]			[•]	[•]
Indiana	[•]	[•]			[•]	[•]
Iowa	[•]	[•]			[•]	[•]
Kansas	[•]	[•]			[•]	[•]
Kentucky	[•]	[•]			[•]	[•]
Louisiana	[•]	[•]			[•]	[•]
Maine	[•]	[•]			[•]	[•]
Maryland	[•]	[•]			[•]	[•]
Massachusetts	[•]	[•]			[•]	[•]
Michigan	[•]	[•]			[•]	[•]
Minnesota	[•]	[•]			[•]	[•]
Mississippi	[•]	[•]			[•]	[•]
Missouri	[•]	[•]			[•]	[•]
Montana	[•]	[•]			[•]	[•]
Nebraska	[•]	[•]			[•]	[•]
Nevada	[•]	[•]			[•]	[•]
New Hampshire	[•]	[•]			[•]	[•]
New Jersey	[•]	[•]			[•]	[•]
New Mexico	[•]	[•]			[•]	[•]
New York	[•]	[•]			[•]	[•]
North Carolina	[•]	[•]			[•]	[•]
North Dakota	[•]	[•]			[•]	[•]
Ohio	[•]	[•]			[•]	[•]
Oklahoma	[•]	[•]			[•]	[•]
Oregon	[•]	[•]			[•]	[•]
Pennsylvania	[•]	[•]			[•]	[•]
Rhode Island	[•]	[•]			[•]	[•]
South Carolina	[•]	[•]			[•]	[•]
South Dakota	[•]	[•]			[•]	[•]
Tennessee	[•]	[•]			[•]	[•]
Texas	[•]	[•]			[•]	[•]
Utah	[•]	[•]			[•]	[•]
Vermont	[•]	[•]			[•]	[•]
Virginia	[•]	[•]			[•]	[•]
Washington	[•]	[•]			[•]	[•]
West Virginia	[•]	[•]			[•]	[•]
Wisconsin	[•]	[•]			[•]	[•]
Wyoming	[•]	[•]			[•]	[•]
Other	[•]	[•]			[•]	[•]

Total(2)	[•]	100.00%		$	[•]	100.00%

(1)	Based solely on the billing addresses of the obligors as of the [statistical] cut-off date.
(2)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

Distribution by Model of the Receivables

The distribution of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date by model was as follows:

Distribution by Model of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
Altima	[•]	[•]	%	$	[•]	[•]	%
Rogue(1)	[•]	[•]			[•]	[•]
Pathfinder	[•]	[•]			[•]	[•]
Sentra	[•]	[•]			[•]	[•]
Frontier	[•]	[•]			[•]	[•]
Versa	[•]	[•]			[•]	[•]
Juke	[•]	[•]			[•]	[•]
Murano	[•]	[•]			[•]	[•]
Maxima	[•]	[•]			[•]	[•]
QX60	[•]	[•]			[•]	[•]
G37	[•]	[•]			[•]	[•]
QX80	[•]	[•]			[•]	[•]
JX35	[•]	[•]			[•]	[•]
370Z	[•]	[•]			[•]	[•]
QX56	[•]	[•]			[•]	[•]
Other	[•]	[•]			[•]	[•]

Total(2)	[•]	100.00%		$	[•]	100.00%

(1)	“Rogue” includes both “Rogue” and “Rogue Sport” branded vehicles.
(2)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

Distribution by Vehicle Type of the Receivables(1)

The distribution of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date by vehicle type was as follows:

Distribution by Vehicle Type of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
Car	[•]	[•]	%	$	[•]	[•]	%
Crossover	[•]	[•]			[•]	[•]
SUV	[•]	[•]			[•]	[•]
Truck	[•]	[•]			[•]	[•]
Van	[•]	[•]			[•]	[•]

Total(1)	[•]	100.00%		$	[•]	100.00%

(1)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

Distribution by Original and Remaining Payments to Maturity of the Receivables

The distribution of the receivables in the [pool described in this prospectus][statistical pool] as of the [statistical] cut-off date by original payments to maturity and remaining payments to maturity was as follows:

Distribution by Original Payments to Maturity of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)		[Non-Zero] Weighted Average Credit Score[(2)]
12	[•]	[•]	%	$	[•]	[•]	%	[•]
13 – 24	[•]	[•]			[•]	[•]		[•]
25 – 36	[•]	[•]			[•]	[•]		[•]
37 – 48	[•]	[•]			[•]	[•]		[•]
49 – 60	[•]	[•]			[•]	[•]		[•]
61 – 72	[•]	[•]			[•]	[•]		[•]
73 – 75	[•]	[•]			[•]	[•]		[•]

Total(1)	[•]	100.00%		$	[•]	100.00%		[•]

(1)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.
[(2)	Excluding receivables for which no FICO® Score is available.]

Distribution by Remaining Payments to Maturity of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)		[Statistical] Cut-off Date Principal Balance ($)		Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)		[Non-Zero] Weighted Average Credit Score[(2)]
3 – 12	[•]	[•]	%	$	[•]	[•]	%	[•]
13 – 24	[•]	[•]			[•]	[•]		[•]
25 – 36	[•]	[•]			[•]	[•]		[•]
37 – 48	[•]	[•]			[•]	[•]		[•]
49 – 60	[•]	[•]			[•]	[•]		[•]
61 – 72	[•]	[•]			[•]	[•]		[•]

Total(1)	[•]	100.00%		$	[•]	100.00%		[•]

(1)	Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.
[(2)	Excluding receivables for which no FICO® Score is available.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the [pool described in this prospectus][statistical pool] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, NMAC identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by NMAC’s senior management to ensure the accuracy of such descriptions. NMAC, assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of NMAC’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, NMAC also performed a review of the receivables in the [pool described in this prospectus][statistical pool] to confirm that those receivables satisfied the criteria described under “The Receivables—Characteristics of the Receivables” and the Eligibility Representations described under “Description of the Transfer and Servicing Agreements—Representations and Warranties; Remedies.” The first aspect of that review tested the accuracy of the individual receivables data contained in NMAC’s data tape. The data tape is an electronic record maintained by NMAC, which includes certain attributes of the receivables. NMAC ensured that a random sample of [•] receivable files, [•] of which relate to the receivables in the [pool described in this prospectus][statistical pool], was selected to compare certain data points such as FICO® score, APR and origination date that are shown on the data tape to the corresponding information in the applicable loan file. Of the approximately [•] aggregate data points checked with respect to the [•] receivable files, [•] discrepancies were noted. [The depositor believes that the discrepancies are immaterial differences between the loan file and the data tape and do not indicate any systemic errors in the receivables data or other errors that could result in the Rule 193 Information not being accurate in all material respects.] A second aspect of that review consisted of a comparison of the statistical information contained under “The Receivables” to data in, or derived from, the data tape. Statistical information relating to the receivables in the [statistical] pool was recalculated using the applicable information on the data tape. In addition to this review, NMAC performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Asset Level Information

The issuing entity has provided asset-level information regarding the receivables in the [pool described in this prospectus][statistical pool] [for the [•] reporting period] (the “asset-level data”) as an exhibit to a Form ABS-EE filed by the issuing entity by the date of filing of this prospectus, which is hereby incorporated by reference. The asset-level data includes each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable in the [pool described in this prospectus][statistical pool] [for the [•] reporting period], the related asset number, the reporting period covered, general information about the receivable, information regarding the related Financed Vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

STATIC POOL INFORMATION

“Static Pool Information Regarding Certain Previous Securitizations” in Appendix A to this prospectus, sets forth in graphic format static pool information regarding delinquencies, cumulative losses and prepayments for NMAC’s securitized portfolios of motor vehicle retail installment contracts, and also sets forth in tabular format, as of the relevant cut-off date, certain characteristics of these retail installment contracts for the past five years. The underlying historical data used in preparing the graphs are set forth under “Historical Pool Performance” in Appendix B to this prospectus.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC’s control. There is no assurance that NMAC’s delinquency, repossession and loss experience with respect to the receivables transferred to the issuing entity will be similar to that set forth in “Appendix A—Static Pool Information Regarding Certain Previous Securitizations” in this prospectus.

MATURITY AND PREPAYMENT CONSIDERATIONS

Information regarding maturity and prepayment considerations with respect to the notes is set forth under “Weighted Average Life of the Notes” and “Risk Factors—Prepayments, repurchases or early termination of the issuing entity may affect the weighted average life of, and your return on, the notes” in this prospectus. Except after the acceleration of the notes following an Event of Default, no principal payments will be made on the Class A-2 notes until the Class A-1 notes have been paid in full, [and] no principal payments will be made on the Class A-3 notes until the Class A-1 notes and the Class A-2 notes have been paid in full[, and no principal payments will be made on the Class A-4 notes until the Class A-1 notes, the Class A-2 notes and the Class A-3 notes have been paid in full]. However, upon the acceleration of the notes following an Event of Default, the principal of the Class A-2 notes[,] [and] the Class A-3 notes [and the Class A-4 notes] will be paid ratably according to the respective outstanding principal amounts of those classes of notes, after the Class A-1 notes have been paid in full. See “The Notes—Payments of Principal” in this prospectus.

Because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of any class of notes could occur later or significantly earlier than their respective final scheduled distribution dates set forth in “Summary—Terms of the Notes—Final Scheduled Distribution Dates” in this prospectus. Noteholders will bear the risk of being able to reinvest principal payments on the notes at yields at least equal to the yield on their respective notes if final payment on such notes occurs significantly earlier than such notes’ respective final scheduled distribution dates. No prediction can be made as to the rate of prepayments on the receivables in either stable or changing interest rate environments. For a more detailed discussion of the prepayment risks, see “Risk Factors—Prepayments, repurchases or early termination of the issuing entity may affect the weighted average life of, and your return on, the notes,” in this prospectus.

Although the receivables have different APRs, disproportionate rates of prepayments between receivables with APRs greater than or less than the Required Rate will generally not affect the yield to the noteholders. However, higher rates of prepayments of receivables with higher APRs will decrease the amount available to cover delinquencies and defaults on the receivables and may decrease the amounts available to be deposited in the Reserve Account. For a more detailed discussion of prepayment risks, see “Risk Factors—Prepayments, repurchases or early termination of the issuing entity may affect the weighted average life of, and your return on, the notes” and “Risk Factors—You may suffer losses on your notes due to receivables with low annual percentage rates” in this prospectus.

PREPAYMENTS, DELINQUENCIES, REPOSSESSIONS AND NET CREDIT LOSSES

Prepayment Information

Prepayment information relating to NMAC’s securitized portfolios of motor vehicle retail installment contracts since [•] [•], 20[•] is set forth under “Appendix A—Static Pool Information Regarding Certain Previous Securitizations—Prepayment Speeds” in this prospectus.

Delinquency, Repossession and Credit Loss Information

Set forth below is delinquency and credit loss information relating to NMAC’s total portfolio of U.S. retail installment contracts for new, near-new and used automobiles and light duty-trucks. The portfolio consists of retail installment contracts in all 50 states, the District of Columbia and Puerto Rico.

NMAC establishes an allowance for expected credit losses and deducts amounts reflecting losses against such allowance. For credit loss terminations, NMAC charges the account balance related to a retail installment contract against the allowance for credit losses when the retail installment contract becomes 120 days past due, when a repossessed vehicle is sold at auction, when the account is determined to be uncollectible or within five days after NMAC’s receipt of notice that a debtor intends to pay NMAC under a plan proposed within a proceeding under the Bankruptcy Code. NMAC credits any recoveries from charge-offs related to a contract to the allowance.

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC’s control. There is no assurance that NMAC’s delinquency, repossession and loss experience with respect to the receivables included in the issuing entity will be similar to that set forth below.

Delinquency Experience(1)

	At [•] [•],				At March 31,
	20 [•]		20 [•]		20 [•]		20 [•]		20 [•]		20 [•]		20 [•]
Number of Contracts Outstanding	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Delinquencies as a Percentage of Number of Contracts Outstanding(2)
30-59 Days	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
60-89 Days	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
90 Days or More	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%

(1)

The information in this Delinquency Experience table includes retail installment contracts for new, near-new and used automobiles and light-duty trucks and includes receivables which NMAC has sold to third parties but continues to service. The information does not include receivables purchased by NMAC under certain special financing programs.

(2)	An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due.

Net Credit Loss and Repossession Experience(1)

(dollars in thousands)

	At or For the [•] Months Ended [•] [•],						At or For the Twelve Months Ended March 31,
	20[•](6)			20[•](6)			20[•]			20[•]			20[•]			20[•]			20[•]
Principal Amount Outstanding	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Average Principal Amount Outstanding(2)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Number of Contracts Outstanding		[•]			[•]			[•]			[•]			[•]			[•]			[•]
Average Number of Contracts Outstanding(2)		[•]			[•]			[•]			[•]			[•]			[•]			[•]
Number of Repossessions(3)		[•]			[•]			[•]			[•]			[•]			[•]			[•]
Number of Repossessions as a Percent of the Average Number of Contracts Outstanding		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%
Net Charge-Offs(4)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Recoveries(5)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Net Losses	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Net Losses as a Percent of Principal Amount Outstanding		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%
Net Losses as a Percent of Average Principal Amount Outstanding		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%

(1)

The information in this Net Credit Loss and Repossession Experience table includes retail installment contracts for new, near-new and used automobiles and light-duty trucks and includes receivables which NMAC has sold to third parties but continues to service. The information does not include receivables purchased by NMAC under certain special financing programs. All amounts and percentages are based on the principal balances of the receivables which include unearned interest.

(2)	Average amounts calculated based on month-end data for the periods indicated.
(3)	The number of repossessions excludes accounts that have been subsequently reinstated.
(4)

For periods prior to and including September 30, 2015, charge-offs represent the then-outstanding principal balance of receivables that became defaulted in the period less proceeds from disposition of related vehicles, other than recoveries described in Note (5). For periods beginning after September 30, 2015, charge-offs represent the then-outstanding principal balance of receivables that became defaulted in the period less expected disposition proceeds and other expected recoveries with respect to such receivable based on NMAC’s historical recovery data or, if actual disposition proceeds and recoveries with respect to such receivable have been received, the amount of such proceeds and recoveries, in each case, other than recoveries described in Note (5). Charge-offs do not include expenses associated with collection, repossession or disposition of the vehicle.

(5)	Recoveries generally include amounts received on receivables following the time at which the receivable is charged off. Recoveries are net of expenses associated with collection.
(6)

The percentages for the [•] months ended [•] [•], 20[•] and [•] [•], 20[•] have been annualized to facilitate year-to-year comparisons. Actual percentages for the entire year may differ from annualized percentages.

Nissan has experienced higher overall levels of losses on its total portfolio of U.S. retail installment contracts with an original payment term of 72 months or longer than on retail installment contracts with shorter original payment terms. As of the [statistical] cut-off date, approximately [•]% (based on the aggregate principal balance as of the [statistical] cut-off date) of the receivables in the [pool described in this prospectus][statistical pool] have an original payment term of 72 months or longer. As of the [statistical] cut-off date, approximately [•]% (based on the aggregate principal balance as of the [statistical] cut-off date) of the receivables in the [pool described in this prospectus][statistical pool] with an original payment term of 72 months or longer are related to new vehicles and approximately [•]% (based on the aggregate principal balance as of the [statistical] cut-off date) are related to near-new vehicles. As of the [statistical] cut-off date, the [Non-Zero] Weighted Average Credit Score of the obligors of the receivables in the [pool described in this prospectus][statistical pool] with an original payment term of 72 months or longer is approximately [•].

REPURCHASES AND REPLACEMENTS

The transaction documents for prior securitizations of retail installment contracts sponsored by NMAC contain covenants requiring the repurchase of an underlying receivable for the breach of a representation or warranty that materially and adversely affects the interests of the noteholders and is not cured. [For the three-year period ending [•] [•], 20[•], no assets securitized by NMAC were the subject of a demand to repurchase or replace for breach of the representations and warranties.] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by NMAC during the period from [•] [•], 20[•] to [•] [•], 20[•].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator		Receivables that Were Subject of Demand		Receivables that Were Repurchased or Replaced		Receivables that Were Repurchased or Replaced		Demand in Dispute		Demand Withdrawn		Demand Rejected
Nissan Auto Receivables 20[•]-[•] Owner Trust			$	%	$	%	$	%	$	%	$	%	$	%	$	%
Nissan Auto Receivables 20[•]-[•] Owner Trust			$	%	$	%	$	%	$	%	$	%	$	%	$	%

NMAC, as securitizer, discloses in a report on Form ABS-15G all fulfilled and unfulfilled repurchase requests for securitized receivables that were the subject of a demand to repurchase. Please refer to the Form ABS-15G filed by NMAC on [•] [•], 20[•] for additional information. The CIK number of NMAC is 0001540639.

WEIGHTED AVERAGE LIFE OF THE NOTES

The weighted average life of the notes will generally be influenced by the rate at which the principal balances of the related receivables are paid, which payment may be in the form of scheduled amortization or prepayments. For this purpose, the term “prepayments” includes prepayments in full, partial prepayments (including those related to rebates of extended warranty contract costs and insurance premiums), liquidations due to default as well as receipts of proceeds from physical damage, credit life and disability insurance policies. The rate of principal payment of the notes may also be affected by (1) repurchases by the servicer or the depositor of receivables as to which an uncured breach of specified representations and warranties or specified servicing covenants has occurred, and (2) exercise by the servicer or the depositor of its right to purchase all of the assets of the issuing entity at its option under the circumstances described in this prospectus, thereby triggering a redemption of the notes. The term “weighted average life” means the average amount of time during which each dollar of principal of a receivable is outstanding. The receivables generally will be prepayable at any time without penalty to the obligor. The rate of prepayment of automotive receivables is influenced by a variety of economic, social and other factors, including that an obligor generally may not sell or transfer the Financed Vehicle securing the related receivable without the consent of the servicer.

Prepayments on automotive receivables can be measured relative to a prepayment standard or model. The model used in this prospectus, the “Absolute Prepayment Model” (“ABS”), represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month. ABS does not purport to be an historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of receivables, including the receivables.

As the rate of payment of principal of each class of notes will depend on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of any class of notes could occur later or significantly earlier than the respective final scheduled distribution dates. Reinvestment risk associated with early payment of the notes will be borne exclusively by the holders of such notes. For a more detailed discussion of prepayment risks, see “Risk Factors—Prepayments, repurchases or early termination of the issuing entity may affect the weighted average life of, and your return on, the notes” in this prospectus.

The tables captioned “Percent of Initial Principal Amount of Class A-1 Notes at Various ABS Percentages,” “Percent of Initial Principal Amount of Class A-2 Notes at Various ABS Percentages[,]” [and] “Percent of Initial Principal Amount of Class A-3 Notes at Various ABS Percentages” [and “Percent of Initial Principal Amount of Class A-4 Notes at Various ABS Percentages”] (the “ABS Tables”) in this prospectus have been prepared on the basis of the characteristics of the receivables described above and the following assumptions (collectively, the “ABS Assumptions”):

1.	the receivables prepay in full at the specified constant percentage of ABS monthly, with no defaults, losses or repurchases;

2.	each scheduled monthly payment on each receivable is scheduled to be made and is made on the last day of each month and each month has 30 days;

3.	payments are made on the notes on each distribution date (and each such date is assumed to be the [15th] day of each applicable month), commencing on [•] [•], 20[•];

4.	the balance in the Reserve Account on each distribution date is the specified reserve account balance described in the Summary under “Summary—Enhancement—Reserve Account” in this prospectus;

5.	there is no event resulting in the acceleration of the notes;

6.	the servicer does not exercise its option to purchase the receivables unless otherwise indicated;

7.	the hypothetical pools each have an assumed cut-off date of [•] [•], 20[•];

8.	the Class A-1 notes [and the Class A-2b notes] will be paid interest on the basis of the actual number of days in that interest accrual period and a 360-day year;

9.	the Class A-2[a] notes[,] [and] Class A-3 notes [and Class A-4 notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

10.	interest accrues on the Class A-1 notes at [•]%, Class A-2[a] notes at [•]%[,] [and] [Class A-2b notes at [•]%[,] [and]] Class A-3 notes at [•]% [and Class A-4 notes at [•]%];

11.	the notes are purchased on [•] [•], 20[•]; and

12.	the Servicing Rate for each calendar month is equal to a rate of one-twelfth of [•]% and the servicer has not collected any Supplemental Servicing Fee.

The ABS Tables indicate the projected weighted average life of each class of notes and set forth the percent of the initial principal amount of each class of notes that is projected to be outstanding after each of the distribution dates shown at various constant ABS percentages.

The ABS Tables also assume that the receivables have been aggregated into hypothetical pools with all of the receivables within each such pool having certain characteristics as set forth below and that the level scheduled monthly payment for each of the pools (which is based on its aggregate principal balance, APR, remaining payments to maturity and age as of the assumed cut-off date) will be such that each pool will be fully amortized by the end of its remaining payments to maturity.

Pool	Aggregate Principal Balance		APR		Remaining Payments to Maturity	Age
1	$	[•]	[•]	%	[•]	[•]
2	$	[•]	[•]	%	[•]	[•]
3	$	[•]	[•]	%	[•]	[•]
4	$	[•]	[•]	%	[•]	[•]
5	$	[•]	[•]	%	[•]	[•]
6	$	[•]	[•]	%	[•]	[•]
7	$	[•]	[•]	%	[•]	[•]
8	$	[•]	[•]	%	[•]	[•]
9	$	[•]	[•]	%	[•]	[•]
10	$	[•]	[•]	%	[•]	[•]
11	$	[•]	[•]	%	[•]	[•]
12	$	[•]	[•]	%	[•]	[•]

[The table captioned “YSOC Amount Schedule” (the “YSOC Amount Schedule”) set forth below is utilized to calculate the weighted average lives and percentages of original principal amounts at various ABS percentages. The YSOC Amounts shown below are assumed for modeling purposes based on the [pool of receivables described in this prospectus][statistical pool] as of the [statistical] cut-off date. The actual initial YSOC Amount for the actual pool of receivables will be calculated on or prior to the closing date. The actual YSOC Amount as of any distribution date may differ from the schedule below depending on the actual prepayments, losses and repurchases on the receivables pool transferred to the issuing entity on the closing date with APRs less than the Required Rate. For purposes of the YSOC Amount Schedule set forth below, the Required Rate is assumed to be [•]%.]

[YSOC Amount Schedule]

Distribution Date	Yield Supplement Overcollateralization Amount		Distribution Date	Yield Supplement Overcollateralization Amount
Closing Date	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•]	$	[•]
[•] 20[•]	$	[•]	[•] 20[•] and thereafter	$	[•]

The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the ABS Tables. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the receivables will prepay at a constant level of ABS until maturity or that all of the receivables will prepay at the same level of ABS. Moreover, the diverse terms of receivables within each of the hypothetical pools could produce slower or faster principal distributions than indicated in the ABS Tables at the various constant percentages of ABS specified, even if the original and remaining terms to maturity of the receivables are as assumed. Any difference between such assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average lives of each class of notes.

Percent of Initial Principal Amount of Class A-1 Notes at Various ABS Percentages(1)

Class A-1 Notes
Distribution Date	0.50%		1.00%		1.30%		1.50%		1.70%
Closing Date	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Weighted Average Life (years) to Maturity(2)	[•]		[•]		[•]		[•]		[•]
Weighted Average Life (years) to Call(2)(3)	[•]		[•]		[•]		[•]		[•]

(1)

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the receivables) and should be read in conjunction with those assumptions.

(2)

The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related distribution date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

(3)	This calculation assumes that the servicer exercises its option to purchase the receivables at the first opportunity.

Percent of Initial Principal Amount of Class A-2 Notes at Various ABS Percentages(1)

Class A-2[a and Class A-2b] Notes
Distribution Date	0.50%		1.00%		1.30%		1.50%		1.70%
Closing Date	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Weighted Average Life (years) to Maturity(2)	[•]		[•]		[•]		[•]		[•]
Weighted Average Life (years) to Call(2)(3)	[•]		[•]		[•]		[•]		[•]

(1)

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the receivables) and should be read in conjunction with those assumptions.

(2)

The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related distribution date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

(3)	This calculation assumes that the servicer exercises its option to purchase the receivables at the first opportunity.

Percent of Initial Principal Amount of Class A-3 Notes at Various ABS Percentages(1)

Class A-3 Notes
Distribution Date	0.50%		1.00%		1.30%		1.50%		1.70%
Closing Date	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Weighted Average Life (years) to Maturity(2)	[•]		[•]		[•]		[•]		[•]
Weighted Average Life (years) to Call(2)(3)	[•]		[•]		[•]		[•]		[•]

(1)

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the receivables) and should be read in conjunction with those assumptions.

(2)

The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related distribution date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

(3)	This calculation assumes that the servicer exercises its option to purchase the receivables at the first opportunity.

[Percent of Initial Principal Amount of Class A-4 Notes at Various ABS Percentages(1)]

Class A-4 Notes
Distribution Date	0.50%		1.00%		1.30%		1.50%		1.70%
Closing Date	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[•] 20[•]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Weighted Average Life (years) to Maturity(2)	[•]		[•]		[•]		[•]		[•]
Weighted Average Life (years) to Call(2)(3)	[•]		[•]		[•]		[•]		[•]

(1)

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the receivables) and should be read in conjunction with those assumptions.

(2)

The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related distribution date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

(3)	This calculation assumes that the servicer exercises its option to purchase the receivables at the first opportunity.

NOTE FACTORS, CERTIFICATE FACTORS AND POOL FACTORS

The “Note Factor” for any distribution date with respect to any class of notes will be a seven-digit decimal indicating the principal amount of that class of notes as of the close of business on the last day of the related Collection Period in that month as a fraction of the respective principal amount thereof as of the closing date. The servicer will compute the Note Factor each month for each class of notes. Each Note Factor will initially be 1.0000000 and thereafter will decline to reflect reductions in the principal amount of each class of notes. The portion of the principal amount of any class of notes for a given month allocable to a noteholder can be determined by multiplying the original denomination of the holder’s note by the related Note Factor for that month.

The “Note Pool Factor” for any distribution date for a particular class of notes will be a seven-digit decimal figure indicating the principal amount of that class of notes as of the close of business on the last day of the related Collection Period as a fraction of the Pool Balance as of the cut-off date. The servicer will compute the Note Pool Factor for each month for each class of notes.

The “Certificate Factor” for any distribution date will be a seven-digit decimal indicating the principal amount of the certificates as of the close of business on the last day of the related Collection Period in that month as a fraction of the principal amount thereof as of the closing date. The servicer will compute the Certificate Factor each month. The Certificate Factor will initially be 1.0000000 and thereafter will decline to reflect reductions in the principal amount of the Certificates. The portion of the principal amount of the certificates for a given month allocable to a certificateholder can be determined by multiplying the original denomination of the holder’s certificate by the related Certificate Factor for that month.

The “Certificate Pool Factor” for any distribution date will be a seven-digit decimal figure indicating the principal amount of the certificates as of the close of business on the last day of the related Collection Period as a fraction of the Pool Balance as of the cut-off date. The servicer will compute the Certificate Pool Factor for each month for the certificates.

Pursuant to the indenture, the registered holders of the notes (other than the retained notes, if any, which may be issued as definitive notes) will be Cede & Co. (“Cede”) as the nominee of The Depository Trust Company (“DTC”) unless definitive notes are issued under the limited circumstances described under “The Notes—Definitive Notes” in this prospectus. Registered holders of the notes and the holders of the certificates will receive monthly reports via the indenture trustee’s website concerning the payments received on the receivables, the Pool Balance, the related Note Factors, related Note Pool Factors, related Certificate Factors, related Certificate Pool Factors and various other items of information pertaining to the issuing entity. Noteholders of record during each calendar year will be furnished information by the indenture trustee for tax reporting purposes not later than the latest date permitted by law. Copies of the reports may be obtained by the noteholders and certificateholders by delivering a written request addressed to the indenture trustee at [•]. See “Description of the Transfer and Servicing Agreements—Statements to Noteholders” in this prospectus.

USE OF PROCEEDS

The depositor will use the net proceeds from the sale of the notes (proceeds from the sale of the notes minus the underwriting discount in the amount of $    , payable to the underwriters) to purchase the receivables from NMAC pursuant to the Purchase Agreement by and between NMAC, as the seller, and Nissan Auto Receivables Corporation II, as the purchaser.

NMAC or its affiliates may apply a portion of the net proceeds of the sale of the receivables to the depositor to the repayment of debt, including “warehouse” debt. One or more of the underwriters (or (a) their respective affiliates or (b) entities for which their respective affiliates act as administrator and/or provide liquidity lines) may have acted as a “warehouse” lender or purchaser to NMAC or its affiliates, and may receive a portion of such proceeds as repayment of such “warehouse” debt.

No expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds.

THE NOTES

General

The notes will be issued pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement. A copy of the finalized indenture, together with the other Basic Documents, will be filed with the SEC on Form 8-K on or prior to the date the final prospectus is required to be filed.

The notes will be issued as registered notes in minimum denominations of $[•] and integral multiples of $[•] in excess thereof in book-entry form, provided that, any retained notes may be issued as definitive notes. The notes issued in book-entry form initially will be registered in the name of Cede & Co., the nominee of DTC. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “Note Owner”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “ —Definitive Notes” below. Unless and until definitive notes are issued, all references herein to distributions, notices, reports and statements to noteholders will refer to the same actions made with respect to DTC or Cede, as the case may be, for the benefit of Note Owners in accordance with DTC procedures. See “ —Book-Entry Registration” and “ —Definitive Notes” in this prospectus.

Book-Entry Registration

Each class of notes offered by this prospectus (other than certain retained notes, if any) will be represented by one or more certificates registered in the name of Cede as nominee of DTC. Noteholders may hold beneficial interests in the notes through the DTC (in the United States) or Clearstream Banking, société anonyme (“Clearstream Banking Luxembourg”) or Euroclear Bank S.A./NV (the “Euroclear Operator”) as operator of the Euroclear System (“Euroclear”) (in Europe or Asia) directly if they are participants of those systems, or indirectly through organizations which are participants in those systems.

No noteholder will be entitled to receive a certificate representing that person’s interest in the notes, except as set forth below. Unless and until notes are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by noteholders will refer to actions taken by DTC upon instructions from direct participants, and all references in this prospectus to distributions, notices, reports and statements to noteholders will refer to distributions, notices, reports and statements to Cede, as the registered holder of the notes, for distribution to noteholders in accordance with DTC procedures. Therefore, it is anticipated that the only noteholder will be Cede, the nominee of DTC. Noteholders will not be recognized by the indenture trustee as noteholders, as those terms will be used in the relevant agreements, and will only be able to exercise their collective rights as holders of notes of the related class indirectly through DTC, the direct participants and the indirect participants, as further described below. In connection with such indirect exercise of rights through the DTC system, noteholders may experience some delays in their receipt of payments, since distributions on book-entry securities first will be forwarded to Cede. Notwithstanding the foregoing, noteholders are entitled to all remedies available at law or in equity with respect to any delay in receiving distributions on the securities, including but not limited to remedies set forth in the relevant agreements against parties thereto, whether or not such delay is attributable to the use of DTC’s book-entry system.

Under a book-entry format, because DTC can only act on behalf of direct participants that in turn can only act on behalf of indirect participants, the ability of a noteholder to pledge book-entry securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such book-entry securities, may be limited due to the lack of physical certificates or notes for such book-entry securities. In addition, issuance of the notes in book-entry form may reduce the liquidity of such securities in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“direct participants”) deposit with DTC.

DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants;” together with the direct participants, “participants”). The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all of the notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede, or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede or such other DTC nominee will not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the issuing entity as soon as possible after the record date. The Omnibus Proxy assigns Cede’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and dividend payments on the notes will be made to Cede, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuing entity or indenture trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the indenture trustee or the issuing entity, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuing entity or indenture trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the issuing entity or indenture trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive, certificated notes are required to be printed and delivered.

The depositor, the owner trustee, the indenture trustee, the administrator or the noteholders may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, definitive, certificated notes will be printed and delivered to DTC. See “—Definitive Notes” in this prospectus.

None of the servicer, the depositor, the administrator, the indenture trustee or the owner trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the notes held by Cede, DTC, Clearstream Banking Luxembourg or Euroclear, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Definitive Notes

The notes (other than retained notes, if any) will be issued in fully registered, certificated form (“definitive notes”) to noteholders or their respective nominees, rather than to DTC or its nominee, only if:

1.

DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and none of the depositor, the owner trustee or the administrator is able to locate a qualified successor (and if the administrator has made such determination, the administrator has given written notice thereof to the indenture trustee);

2.

the depositor, the indenture trustee or the administrator at its option, to the extent permitted by applicable law, advises each other such party in writing that it elects to terminate the book-entry system through DTC; or

3.

after the occurrence of an Event of Default or a Servicer Default, holders representing at least a majority of the aggregate outstanding principal amount of the notes, voting as a single class, advise the indenture trustee through DTC and its direct participants in writing that the continuation of a book-entry system through DTC (or a successor thereto) with respect to the notes is no longer in the best interests of the noteholders.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify all noteholders through DTC’s direct participants of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the corresponding notes and receipt of instructions for re-registration, the indenture trustee will reissue those notes as definitive notes to the noteholders.

Payments on the definitive notes will be made by the indenture trustee directly to the holders of the definitive notes in accordance with the procedures set forth in this prospectus and in the indenture. Interest and principal payments on the notes on each distribution date will be made to the holders in whose names the definitive notes were registered at the close of business on the related Record Date. Payments will be made by check mailed to the addresses of such holders as they appear on the note register, except that a noteholder having original denominations aggregating at least $1 million may request payment by wire transfer of funds pursuant to written instructions delivered to the indenture trustee at least five Business Days prior to the distribution date. The final payment on any definitive notes will be made only upon presentation and surrender of the definitive notes at the office or agency specified in the notice of final payment to noteholders. The indenture trustee or a paying agent will provide such notice to the registered noteholders not more than 30 days nor less than 10 days prior to the date on which the final payment is expected to occur.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Noteholder Communication; List of Noteholders

A Note Owner or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the Basic Documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification to the effect that the investor is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). In each monthly distribution report on Form 10-D under the Exchange Act with respect to the issuing entity, the depositor will include disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the Basic Documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the Basic Documents and a description of the method other investors may use to contact the requesting investor. The sponsor and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Three or more holders of the notes of any class or one or more holders of notes of that class evidencing not less than 25% of the aggregate outstanding principal amount of notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under those notes. The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

The indenture trustee or the owner trustee, as the case may be, will provide to the servicer within 15 days after receipt of a written request from the servicer, a list of the names of all noteholders of record as of the most recent applicable record date.

Payments of Interest

The Class A-1 notes, the Class A-2[a] notes[,] [and] the Class A-3 notes [and the Class A-4 notes] will constitute “fixed rate notes,” and will bear interest at a fixed rate per annum. [If issued, the Class A-2b notes will constitute “floating rate notes,” and will bear interest at a variable rate per annum based on LIBOR.] Interest on the principal amounts of all classes of the notes will accrue at the respective per annum interest rates set forth in “Summary—Terms of the Notes—Per annum interest rates” in this prospectus (each, an “Interest Rate”) and will be payable to the noteholders monthly on the [15th] day of each month (or, if that date is not a Business Day, on the next succeeding Business Day) (each a “distribution date”), commencing [•] [•], 20[•]. A “Business Day” is any day except a Saturday, Sunday or a day on which banks in the city and state where the corporate trust office of the indenture trustee is located, New York, New York, Franklin, Tennessee, Irving, Texas [or] [Wilmington, Delaware] [or the principal place of business of the [cap provider][swap counterparty], if any,] are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

Interest on the outstanding principal amount of the Class A-1 notes [and each class of the floating rate notes, if any,] will accrue at the related Interest Rate from and including the most recent distribution date on which interest has been paid (or from and including the closing date with respect to the first distribution date) to but excluding the current distribution date (each, an “Interest Period” with respect to the Class A-1 notes [and each class of the floating rate notes, if any]). Interest on the outstanding principal amount of each class of fixed rate notes (other than the Class A-1 notes) will accrue at the related Interest Rate from and including the [15th] day of the preceding calendar month (or from and including the closing date with respect to the first distribution date) to but excluding the [15th] day of the current calendar month (each, an “Interest Period” with respect to each such class of notes). Interest on the Class A-1 notes [and each class of the floating rate notes, if any,] will be calculated on the basis of the actual number of days in the related Interest Period divided by 360, and interest on each class of fixed rate notes other than the Class A-1 notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest accrued but not paid on any distribution date will be due on the next distribution date, together with interest on that amount at the applicable Interest Rate (to the extent lawful). Interest payments on the notes will generally be made from Available Amounts [pro rata with any Senior Swap Termination Payments payable to the swap counterparty, if any] after the Total Servicing Fee has been paid, pro rata and with the same priority among each of the classes of notes. See “Credit Enhancement; Reserve Account; [YSOC Amount]—Reserve Account” and “Distributions on the Notes” in this prospectus.

Interest payments to each class of notes [and any Senior Swap Termination Payments under the Interest Rate Swap Agreement(s) , if any,] will have the same priority, including after an acceleration of the notes following the occurrence of an Event of Default. Depending on the collections on the receivables, the amount available for interest payments could be less than the amount of interest payable on the notes on any distribution date, in which case the holders of the notes (the “noteholders”) will receive their ratable share (based upon the aggregate amount of interest due to that class of notes) of the aggregate amount available to be distributed in respect of interest on the notes [and the swap counterparty will receive its ratable share of the aggregate amount available to be distributed based on the amount of the Senior Swap Termination Payments, if any].

[Calculation of Floating Rate Interest]

[The floating rate notes, if any, will bear interest during each applicable Interest Period at a rate per annum determined by the London Interbank Offer Rate for one-month U.S. dollar deposits (“LIBOR”) plus a Spread. A “Spread” is the applicable number of basis points to be added to or subtracted from the related LIBOR with respect to such class of floating rate notes. If the sum of LIBOR and the applicable Spread set forth on the front cover of this prospectus is less than 0.00% for any Interest Period, then the interest rate for the applicable class of floating rate notes for such Interest Period will be deemed to be 0.00%.

The rate of interest on the floating rate notes will be reset for each Interest Period on the first day of the applicable Interest Period (each such date, an “Interest Reset Date”).

LIBOR will be calculated for each Interest Period on the [day that is two London Business Days prior to the related Interest Reset Date][first day of such Interest Period] (each such date, an “Interest Determination Date”). LIBOR for each Interest Period will be the rate for deposits in U.S. dollars having a maturity of one month (commencing on the related Interest Reset Date) that appears on the Designated LIBOR Page as of 11:00 a.m. London time, on the applicable Interest Determination Date.

With respect to an Interest Determination Date on which no rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, after consultation with the administrator, to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations referred to in this paragraph are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York, New York, on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York selected by the Calculation Agent, after consultation with the administrator, for loans in U.S. dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as mentioned in this paragraph, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the preceding Interest Determination Date.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Designated LIBOR Page” means the display on [Reuters Screen, LIBOR 01 Page], or any successor service or any other page as may replace that page on that service or any successor service that displays the London interbank rates of major banks for U.S. dollars.

[•] will be designated as the calculation agent (the “Calculation Agent”) and, as such, will calculate the interest rates on the floating rate notes [and the floating rate for the Interest Rate [Cap][Swap] Agreement related to each class] and deliver to the servicer written notice on each Interest Determination Date of such rates. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the holder of the floating rate notes. All percentages resulting from any calculation on the floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.876545% (or 0.09876545) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the floating rate note will be rounded to the nearest cent (with one-half cent being rounded upwards). [The Calculation Agent may be removed by the issuing entity at any time.] If the Calculation Agent is unable or unwilling to act as such or is removed by the issuing entity, the issuing entity will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits and which does not control or is not controlled by or under common control with the issuing entity or its Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed.

[In the event that LIBOR ceases to be a generally accepted benchmark rate, insert description of successor benchmark rate.]]

[Interest Rate Cap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Cap Agreement” with [•], a [•], as cap provider (the “cap provider”), consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will be acceptable to each Rating Agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if [LIBOR] related to any distribution date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of

1.	[LIBOR] for the related distribution date minus the Cap Rate;

2.

the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class A-2b notes on the first day of the Interest Period related to such distribution date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous distribution date, to but excluding the current distribution date, or with respect to the first distribution date, from and including the closing date, to but excluding the first distribution date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%.

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement.

Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•

failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness; or

•

failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement: at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; posts collateral; and/or assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Cap Rate” means [•]%.

“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“Cap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee which shall be held in trust for the benefit of the noteholders pursuant to the indenture.

“Eligible Account” means an account maintained with a depository institution or trust company (i) (a) the short-term unsecured debt obligations of which have the highest short-term rating category by each Rating Agency (excluding any “+” signs associated with such rating), or (b) have a long-term unsecured debt rating acceptable to each Rating Agency and corporate trust powers, and (ii) that is maintained in a segregated trust account in the corporate trust department of such depository institution or trust company.]

[Interest Rate Swap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Swap Agreement” with [•], a [•], as swap counterparty (the “swap counterparty”), consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Swap Agreement(s) will be acceptable to each rating agency listed under “Summary—Ratings” in this prospectus. Each Interest Rate Swap Agreement will have an initial notional amount equal to the initial principal balance of the related class of floating rate notes on the closing date and will decrease by the amount of any principal payments on such class of floating rate notes. The notional amount of an Interest Rate Swap Agreement will be equal to the outstanding principal balance of the related class of floating rate notes. [Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, as amended, of the Interest Rate Swap Agreement(s) is less than 10%].

In general, in respect of each Interest Rate Swap Agreement for a class of floating rate notes, if any, on each distribution date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a specified per annum fixed rate times the notional amount of such Interest Rate Swap Agreement for such class of floating rate notes (which will equal the then outstanding principal amount of the related class of floating rate notes), and the swap counterparty will be obligated to pay a floating rate payment based on LIBOR times the same notional amount. Payments due by each of the issuing entity and the swap counterparty under any Interest Rate Swap Agreement (other than Swap Termination Payments) will be exchanged on a net basis for such Interest Rate Swap Agreement. The payment obligations of the issuing entity to the swap counterparty under the Interest Rate Swap Agreement(s) are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under each Interest Rate Swap Agreement includes:

•	failure to make payments due under such Interest Rate Swap Agreement;

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

•	any breach of such Interest Rate Swap Agreement or related agreements by the swap counterparty;

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under such Interest Rate Swap Agreement.

Among other things, a termination event under each Interest Rate Swap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Swap Agreement;

•	any acceleration of the notes following an Event of Default under the indenture;

•

failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Swap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness; or

•

failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Swap Agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Swap Agreement: at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; posts collateral; and/or assigns its rights and obligations under such Interest Rate Swap Agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in such Interest Rate Swap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Swap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Swap Agreement. If an Interest Rate Swap Agreement is terminated due to an event of default or a termination event or as a result of a reduction in the notional amount to match the principal amount of the notes, a Swap Termination Payment under an Interest Rate Swap Agreement may be due to the swap counterparty by the issuing entity out of Available Amounts or may be due to the issuing entity by the swap counterparty. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the Interest Rate Swap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Swap Agreement. Any Swap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Eligible Account” means an account maintained with a depository institution or trust company (i) (a) the short-term unsecured debt obligations of which have the highest short-term rating category by each Rating Agency (excluding any “+” signs associated with such rating), or (b) have a long-term unsecured debt rating acceptable to each Rating Agency and corporate trust powers, and (ii) that is maintained in a segregated trust account in the corporate trust department of such depository institution or trust company.

“Net Swap Payment” means for each Interest Rate Swap Agreement, if any, the net amounts owed by the issuing entity to the swap counterparty, if any, on any distribution date (including any prior unpaid Net Swap Payments and any accrued interest thereon under the applicable Interest Rate Swap Agreement), excluding Swap Termination Payments.

“Net Swap Receipts” means for each Interest Rate Swap Agreement, if any, the net amounts owed by the swap counterparty to the issuing entity, if any, on any distribution date under such Interest Rate Swap Agreement, excluding any Swap Termination Payments.

“Senior Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement that is not a Subordinated Swap Termination Payment.

“Subordinated Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement following an “event of default” or a “termination event” where the swap counterparty is the “defaulting party” or sole “affected party” (other than with respect to “illegality” or a “tax event”), as each such term is defined in such Interest Rate Swap Agreement.

“Swap Termination Payment” means a payment due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty under an Interest Rate Swap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Swap Agreement due to an “event of default” or “termination event” under such Interest Rate Swap Agreement.

“Swap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee, which shall be held in trust for the benefit of the noteholders and the swap counterparty pursuant to the indenture.]

Payments of Principal

[The allocation of the principal amount between the Class A-2a notes and the Class A-2b notes will be determined on the day of pricing of the notes. The principal amount of the Class A-2 notes may be allocated in a number of different ways, including a scenario in which the principal amount is allocated entirely to the Class A-2a notes, with no principal amount allocated to the Class A-2b notes, in which case no Class A-2b notes would be issued. Up to 50% of the principal amount of the Class A-2 notes may be allocated to the Class A-2b notes.]

[The allocation between the Class A-3 notes and the Class A-4 notes will be determined no later than the day of pricing of the notes offered hereunder and may result in any number of possible scenarios, although the aggregate principal amounts of the Class A-3 notes and the Class A-4 notes will be equal to $[•].]

Until the notes have been paid in full, principal payments to noteholders will be made on each distribution date in the amount and order of priority described under “Distributions on the Notes—Priority of Payments” in this prospectus. Generally, on each distribution date, the amount payable to the holders of the notes will be the Noteholders’ Principal Distributable Amount.

The actual distribution date on which the outstanding principal amount of any class of notes is paid may be later or significantly earlier than its Final Scheduled Distribution Date based on a variety of factors, including the factors described under “Weighted Average Life of the Notes” in this prospectus.

If the principal amount of a class of notes has not been paid in full on or prior to its Final Scheduled Distribution Date, the Noteholders’ Principal Distributable Amount for that distribution date will, to the extent the remaining Available Amounts are sufficient, include an amount sufficient to reduce the unpaid principal amount of that class of notes to zero on that distribution date. See “Distributions on the Notes—Priority of Payments” in this prospectus.

Following the occurrence of an Event of Default and an acceleration of the notes (unless and until such acceleration has been rescinded), interest on and principal of the notes will be made on each distribution date in the priority set forth under “Distributions on the Notes—Post-Acceleration Priority of Payments.”

Bankruptcy Provision

Each of the parties to the Basic Documents, and each noteholder, by accepting the note or a beneficial interest in the notes, will covenant and agree that, prior to the date that is one year and one day after the payment in full of all securities issued by the depositor, the issuing entity, any other trust created by the depositor or any limited liability company or corporation wholly owned by the depositor (each, a “Bankruptcy Remote Party”), it will not acquiesce, petition or otherwise invoke or cause such Bankruptcy Remote Party to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against such Bankruptcy Remote Party under any federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of such Bankruptcy Remote Party or any substantial part of its property, or ordering the winding up or liquidation of the affairs of such Bankruptcy Remote Party.

Notices

Noteholders will be notified in writing by the indenture trustee of any Event of Default, Servicer Default or termination of, or appointment of a successor to, the servicer promptly upon an Authorized Officer (as defined in the Sale and Servicing Agreement) obtaining actual knowledge thereof.

If notes are issued other than in book-entry form, those notices will be mailed to the addresses of noteholders as they appear in the register maintained by the indenture trustee prior to mailing. Those notices will be deemed to have been given on the date of that mailing.

Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates

In general, except as otherwise described in this prospectus and the Basic Documents, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates will be entitled to benefits under the Basic Documents equally and proportionately to the benefits afforded other owners of the notes. However, such notes will not be considered outstanding for voting purposes unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively constitute all the owners of all the notes outstanding. See “The Issuing Entity,” “Description of the Trust Agreement—Restrictions on Actions by the Owner Trustee,” “ —Resignation and Removal of the Owner Trustee,” and “Description of the Transfer and Servicing Agreements—Removal or Replacement of Servicer” in this prospectus.

DISTRIBUTIONS ON THE NOTES

On or before the 10th calendar day of each month (or, if the 10th day is not a Business Day, the next succeeding Business Day) (each, a “determination date”), the servicer will deliver to the owner trustee, each paying agent[, the [cap provider][swap counterparty]] and the indenture trustee, with a copy to each Rating Agency, a servicer’s certificate containing, among other things, the amount of funds collected on or in respect of the receivables and the Total Servicing Fee and other servicing compensation payable to the servicer, in each case with respect to the immediately preceding Collection Period. On or prior to each distribution date, the servicer will also prepare a report containing all information necessary to make the distributions described under “ —Priority of Payments” below.

The indenture trustee will make payments to the noteholders out of the amounts on deposit in the Collection Account. The “Collection Account” is established by the servicer in the name of the indenture trustee for the benefit of [the [cap provider][swap counterparty],] the noteholders and the certificateholders. The amounts to be distributed to the noteholders will be determined in the manner described below.

Calculation of Available Amounts

The amount of funds available for distribution on a distribution date is referred to in this prospectus as Available Amounts. “Available Amounts” means, with respect to any distribution date, the sum of (i) all Collections received by the servicer during the related Collection Period, (ii) the sum of the Repurchase Payments deposited into the Collection Account with respect to each receivable that is to become a repurchased receivable on such distribution date[,] [and] (iii) in the case of an Optional Purchase, the Optional Purchase Price[, (iv) the Net [Cap][Swap] Receipts (excluding [Cap][Swap] Termination Payments received from the [cap provider][swap counterparty] and deposited into the [Cap][Swap] Termination Payment Account, if any) and (v) amounts on deposit in the Swap Termination Payment Account to the extent such amounts are required to be included in Available Amounts pursuant to the indenture]].

“Collections” means, for any distribution date, the sum of the following amounts received during the related Collection Period: (i) all collections on receivables, (ii) without duplication of amounts described in clause (i), all Net Liquidation Proceeds and (iii) the amount, if any, deposited into the Collection Account from the Reserve Account.

A “Defaulted Receivable” will be (a) a receivable (other than a receivable as to which a Repurchase Payment has been made) that, by its terms, is delinquent 120 days or more, (b) with respect to a receivable that is delinquent for less than 120 days, the servicer has (i) determined, in accordance with its customary servicing practices, that eventual payment in full is unlikely, or (ii) repossessed the related Financed Vehicle or, (c) a receivable with respect to which the servicer has received notification that the related obligor is subject to a Chapter 13 bankruptcy proceeding.

A “Liquidated Receivable” will be a Defaulted Receivable for which the related Financed Vehicle has been liquidated by the servicer.

“Net Liquidation Proceeds” means the monies collected from whatever source on a Liquidated Receivable, net of the sum of any amounts expended by the servicer for the account of the obligor, plus any amounts required by law to be remitted to the obligor.

Priority of Payments

On each distribution date prior to an acceleration of the notes, the servicer will allocate amounts on deposit in the Collection Account (after payment of the Supplemental Servicing Fee to the extent not previously retained by the servicer) with respect to the related Collection Period as described below and will instruct the indenture trustee (or, if the notes have been paid in full, the owner trustee) to make the following deposits and distributions, to the extent of Available Amounts on deposit in the Collection Account for such distribution date, in the following order of priority:

1.	to the servicer, the Base Servicing Fee and any unpaid Base Servicing Fees from one or more prior Collection Periods;

[2.	to the swap counterparty, the Net Swap Payment, if any, to be paid under the Interest Rate Swap Agreement(s), if any;]

3.

[(a) on a pro rata basis, to the swap counterparty any Senior Swap Termination Payments for such distribution date, and (b)] on a pro rata basis (based on the amounts distributable pursuant to this clause to each class of noteholders), to the Class A-1 noteholders, the Noteholders’ Interest Distributable Amount for such class, to the Class A-2[a] noteholders, the Noteholders’ Interest Distributable Amount for such class[, to the Class A-2b noteholders, the Noteholders’ Interest Distributable Amount for such class][,] [and] to the Class A-3 noteholders, the Noteholders’ Interest Distributable Amount for such class [and to the Class A-4 noteholders, the Noteholders’ Interest Distributable Amount for such class];

4.

to the Class A-1 Noteholders, until the principal amount of the Class A-1 notes is reduced to zero, then to the Class A-2 Noteholders [(pro rata among the Class A-2a Noteholders and the Class A-2b Noteholders, if applicable)], until the principal amount of the Class A-2 notes is reduced to zero, [and] then to the Class A-3 Noteholders, until the principal amount of the Class A-3 notes is reduced to zero, [and then to the Class A-4 Noteholders, until the principal amount of the Class A-4 notes is reduced to zero,] the Noteholders’ Principal Distributable Amount for such distribution date;

5.	to the Reserve Account, an amount, if any, necessary to increase the balance of funds therein to the Specified Reserve Account Balance, that amount being the “Required Reserve Deposit;”

[6.	to the swap counterparty, the Subordinated Swap Termination Payment for such distribution date, if any;]

7.

to the indenture trustee and the Calculation Agent, as applicable, any accrued and unpaid fees, expenses and indemnity payments, as applicable, due pursuant to the indenture, but only to the extent that such fees, expenses or indemnity payments, as applicable, have not been paid by the administrator and have been outstanding for at least 60 days;

8.

to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Trust Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the administrator and have been outstanding for at least 60 days;

9.

to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the asset representations review agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days; and

10.	to an account for distribution to the certificateholders (the “certificateholders”), any remaining Available Amounts.

Post-Acceleration Priority of Payments

Following the occurrence of an Event of Default that results in the acceleration of the notes and unless and until such acceleration has been rescinded, on each distribution date, the indenture trustee will make the following deposits and distributions on such distribution date, to the extent of Available Amounts on deposit in the Collection Account for such distribution date, in the following order of priority:

1.

pro rata, to the indenture trustee, the Calculation Agent and the owner trustee, any accrued and unpaid fees, expenses and indemnity payments, as applicable, due pursuant to the indenture and the Trust Agreement, respectively, but only to the extent that such fees, expenses or indemnity payments, as applicable, have not been paid by the administrator and have been outstanding for at least 60 days;

2.

to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the asset representations review agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days;

3.	to the servicer, the Base Servicing Fees and any unpaid Base Servicing Fees from one or more prior Collection Periods;

[4.	To the swap counterparty, the Net Swap Payment, if any, for such distribution date;]

5.

[on a pro rata basis, (A) to the swap counterparty, any Senior Swap Termination Payments for such distribution date, and (B)] on a pro rata basis (based on the amounts distributable pursuant to this clause for each class of noteholders), to the Class A-1 Noteholders, the Noteholders’ Interest Distributable Amount for such class, to the Class A-2[a] Noteholders, the Noteholders’ Interest Distributable Amount for such class, [to the Class A-2b Noteholders, the Noteholders’ Interest Distributable Amount for such class[,] [and]] to the Class A-3 Noteholders, the Noteholders’ Interest Distributable Amount for such class [and to the Class A-4 Noteholders, the Noteholders’ Interest Distributable Amount for such class];

6.

to the Class A-1 Noteholders, until the principal amount of the Class A-1 notes is reduced to zero, and then to the Class A-2[a] Noteholders[,] [and] [the Class A-2b Noteholders[,] [and]] the Class A-3 Noteholders [and the Class A-4 Noteholders], on a pro rata basis, based on the respective outstanding principal amounts of those classes of notes, until the principal amount of such classes of notes is reduced to zero; [and]

[7.	to the swap counterparty, any Subordinated Swap Termination Payments for such distribution date; and]

8.	to an account for distribution to the certificateholders, any remaining Available Amounts.

Upon the sale of the issuing entity’s estate under the circumstances described in this prospectus under “Description of the Indenture—Remedies Upon an Event of Default” following an Event of Default, the proceeds of such sale, together with available monies on deposit in the Reserve Account, will be paid in the priority of payments and distributions described above in this section.

If, after the occurrence of an Event of Default and an acceleration of the notes, such acceleration has been rescinded by the noteholders as described under “Description of the Indenture—Remedies Upon an Event of Default,” the issuing entity will continue to pay interest and principal on the notes on each distribution date in the manner set forth under “Distributions on the Notes—Priority of Payments” in this prospectus.

Notwithstanding the foregoing, if amounts actually allocated to pay the Base Servicing Fee[, any Swap Termination Payments] and interest on and principal of the notes on any distribution date are insufficient to make such payments, funds will be withdrawn from the Reserve Account up to the amount on deposit in the Reserve Account to make such payment.

For the purposes of this prospectus, the following terms will have the following meanings:

[The “Adjusted Pool Balance” will mean, at any time, an amount equal to the Pool Balance minus the YSOC Amount.]

The “Noteholders’ Distributable Amount” means, with respect to any distribution date, the sum of the Noteholders’ Interest Distributable Amount for that distribution date plus the Noteholders’ Principal Distributable Amount for that distribution date.

The “Noteholders’ Interest Carryover Shortfall” means, with respect to any distribution date and a class of notes, the excess, if any, of the sum of the Noteholders’ Monthly Interest Distributable Amount for that class for the preceding distribution date plus any outstanding Noteholders’ Interest Carryover Shortfall for that class on that preceding distribution date, over the amount in respect of interest that is actually paid on the notes of that class on that preceding distribution date, plus, to the extent permitted by applicable law, interest on the Noteholders’ Interest Carryover Shortfall at the related Interest Rate for the related Interest Period.

The “Noteholders’ Interest Distributable Amount” means, with respect to any distribution date and a class of notes, the sum of the Noteholders’ Monthly Interest Distributable Amount for such class and distribution date and the Noteholders’ Interest Carryover Shortfall for such class and distribution date.

The “Noteholders’ Monthly Interest Distributable Amount” means, with respect to any distribution date and a class of notes, interest accrued for the related Interest Period at the related Interest Rate for that class on the outstanding principal amount of that class on the immediately preceding distribution date, after giving effect to all payments of principal to noteholders of that class on or prior to that distribution date (or, in the case of the first distribution date, on the original principal amount of that class).

The “Noteholders’ Principal Carryover Shortfall” means, with respect to any distribution date, the excess, if any, of the Noteholders’ Principal Distributable Amount for the preceding distribution date over the amount in respect of principal that is actually paid as principal on the notes on such previous distribution date. The Noteholders’ Principal Carryover Shortfall is not used to determine the amount of principal due on the notes on any distribution date, but is used solely for reporting purposes.

The “Noteholders’ Principal Distributable Amount” means, with respect to any distribution date, an amount equal to the Principal Distribution Amount for such distribution date until the outstanding principal amount of each class of notes has been reduced to zero, and for any distribution date thereafter, an amount equal to zero.

The “Principal Distribution Amount” means, with respect to any distribution date, an amount equal to the sum of (i) the excess, if any, of (x) the [Adjusted] Pool Balance as of the beginning of the related Collection Period, or in the case of the first Collection Period, as of the cut-off date, over (y) the [Adjusted] Pool Balance as of the end of the related Collection Period, and (ii) any Noteholders’ Principal Distributable Amount not paid to the noteholders on a prior distribution date because Available Amounts on such distribution date were not sufficient to make such payments; provided, however, that the Principal Distribution Amount on the Final Scheduled Distribution Date for any class of notes shall not be less than the amount necessary to reduce the outstanding principal amount of such class to zero.

“Rating Agency Condition” means, with respect to any event or action and each Rating Agency, either (a) written confirmation by such Rating Agency (which may be in the form of a letter, a press release or other publication or a change in such Rating Agency’s published rating criteria to this effect) that the occurrence of such event or action will not cause it to downgrade, qualify or withdraw its rating assigned to the notes, or (b) that such Rating Agency shall have been given notice of such event or action at least ten days prior to such event or action (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable) and such Rating Agency shall not have issued any written notice that the occurrence of such event or action will cause it to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Rating Agency has any duty to review any notice given with respect to any event or action.

[“Required Rate” means, with respect to any distribution date, [•]%.]

[“YSOC Amount” means, with respect to any Collection Period and the related distribution date, the aggregate amount by which the principal balance as of the last day of such Collection Period of each receivable owned by the issuing entity (other than a non-collectible receivable, a Defaulted Receivable or a repurchased receivable), exceeds the present value of each scheduled payment of each such receivable assuming the discount rate of such receivable is the greater of the Required Rate or the receivable’s contract rate and that such scheduled payments (assumed to be equal monthly payments that amortize the principal balance of the receivable to zero, using its contract rate, over the remaining term of the contract) are made on the last day of each month and each month has 30 days.]

Payment of Notes

Upon the payment in full of all outstanding notes and the satisfaction and discharge of the indenture, the owner trustee will succeed to all the rights of the indenture trustee, and the certificateholders will succeed to all the rights of the noteholders under the Transfer and Servicing Agreements, except as otherwise provided in the Sale and Servicing Agreement.

CREDIT ENHANCEMENT

Overcollateralization

Overcollateralization is the amount by which the [Adjusted] Pool Balance exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets [(in addition to the YSOC Amount described below)] generating Collections that will be available to cover credit losses on the receivables. The initial amount of overcollateralization [will] [is expected to] be at least $[•], or approximately [•]% of the [Adjusted] Pool Balance as of the cut-off date and approximately [•]% of the initial principal amount of the notes.

Reserve Account

The issuing entity will cause to be established and maintained a trust account (the “Reserve Account”) which will be a segregated account in the name of the indenture trustee for the benefit of [the swap counterparty,] the noteholders and the certificateholders. The Reserve Account will be created on or prior to the closing date and the issuing entity will cause to be deposited an amount equal to at least $[•], representing approximately [•]% of the related [Adjusted] Pool Balance as of the cut-off date (the “Reserve Account Initial Deposit”). The Reserve Account will thereafter be funded by the deposit therein of the Required Reserve Deposit, if any, for each distribution date to the extent necessary to restore or bring the amounts on deposit in the Reserve Account to equal the Specified Reserve Account Balance.

On each distribution date, to the extent that amounts in the Collection Account or Available Amounts, as the case may be, are insufficient to fully fund the payments and distributions described in clauses [(1) through (4)] under “Distributions on the Notes—Priority of Payments” or clauses [(1) through (6)] under “Distribution on the Notes—Post-Acceleration Priority of Payments” in this prospectus, the indenture trustee or the owner trustee, as applicable, will withdraw amounts then on deposit in the Reserve Account, up to the amount of any such deficiency, and deposit such amounts into the Collection Account for application pursuant to such clauses.

Amounts held from time to time in the Reserve Account will continue to be held for the benefit of holders of the notes [and the swap counterparty, if any,] and may be invested in one or more Eligible Investments by the indenture trustee, as directed in writing by the servicer. Income on such Eligible Investments (net of losses and expenses) will be paid to the servicer on each distribution date. If the amount on deposit in the Reserve Account on any distribution date (after giving effect to all deposits to and withdrawals from the Reserve Account on that distribution date) is greater than the Specified Reserve Account Balance for that distribution date, the indenture trustee or the owner trustee, as applicable, will release such excess amount to the certificateholders. Upon any such distribution, the issuing entity, owner trustee, indenture trustee[,] [and] the noteholders [and the swap counterparty, if any,] will have no further rights in, or claims to, such amounts.

For any distribution date, the “Specified Reserve Account Balance” will be [•]% of the [Adjusted] Pool Balance as of the cut-off date.

“Eligible Investments” will be limited to highly rated obligations or obligations backed by the full faith and credit of the U.S. government, certificates of deposit insured up to the maximum amount insurable by the Federal Deposit Insurance Corporation, and instruments or securities that meet the criteria of each hired rating agency from time to time as being consistent with its then-current ratings of the notes that mature no later than the Business Day prior to the date on which such funds are required to be available for application pursuant to the Basic Documents.

The certificateholders will not be required to refund any amounts properly distributed or paid to them, whether or not there are sufficient funds on any subsequent distribution date to make full distributions to the noteholders.

The Reserve Account and the subordination of the certificates are intended to enhance the likelihood of receipt by noteholders of the full amount of principal and interest due them and to decrease the likelihood that the noteholders will experience losses. However, the Reserve Account could be depleted. If the amount required to be deposited into or required to be withdrawn from the Reserve Account to cover shortfalls in collections on the receivables [and any amounts to be paid to the swap counterparty, if any,] exceeds the amount of available cash in the Reserve Account, noteholders could incur losses or suffer a temporary shortfall in the amounts distributed to the noteholders.

[YSOC Amount]

[The YSOC Amount [(other than the initial YSOC Amount, which was calculated based on the statistical pool)], with respect to any Collection Period and the related distribution date, is the aggregate amount by which the principal balance as of the last day of such Collection Period of each receivable owned by the issuing entity (other than a non-collectible receivable, a Defaulted Receivable or a repurchased receivable), exceeds the present value of each scheduled payment of each such receivable assuming the discount rate of such receivable is the greater of [•]% or the receivable’s contract rate and that such scheduled payments are made on the last day of each month and each month has 30 days. The actual initial YSOC Amount for the actual pool of receivables will be calculated on or prior to the closing date. At any time, the [Adjusted] Pool Balance shall equal the Pool Balance minus the YSOC Amount.]

THE CERTIFICATES

General

On the closing date, the certificates will be issued under the Trust Agreement to the depositor in definitive form; however, the certificates may be transferred by the depositor on or after the closing date. [However, the portion of the certificates being retained by the depositor to satisfy the credit risk retention rules will not be sold or transferred except as permitted by those rules.] Payments on the certificates will be subordinated to payments on the notes. The certificates will not bear interest.

Distributions on the Certificates

Payments will be made to the certificateholders on each distribution date in the priority and in the amount set forth under “Distributions on the Notes—Priority of Payments” and “Distribution on the Notes—Post-Acceleration Priority of Payments” in this prospectus. No payments will be made to the certificateholders, as beneficial owners of the issuing entity, on any distribution date until all principal and interest on the notes that is due and payable on that distribution date has been paid in full. See “The Notes—Payments of Principal” and “Distributions on the Notes—Priority of Payments” and “Distribution on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

DESCRIPTION OF THE TRANSFER AND SERVICING AGREEMENTS

The Transfer and Servicing Agreements

The description of the terms of the indenture, the Purchase Agreement, the Sale and Servicing Agreement, the Administration Agreement dated as of the closing date (the “Administration Agreement”) by and among the issuing entity, the indenture trustee, the owner trustee and NMAC, as administrator (the “administrator”), and the Trust Agreement (collectively, the “Transfer and Servicing Agreements”) in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Transfer and Servicing Agreements. Forms of the Transfer and Servicing Agreements have been filed as exhibits to the registration statement. Copies of the final signed Transfer and Servicing Agreements will be filed with the SEC following the issuance of the notes.

Sale and Assignment of Receivables

On the closing date, NMAC will sell and assign to the depositor, without recourse, pursuant to a Purchase Agreement (the “Purchase Agreement”), its entire interest in the receivables, including the security interests in the Financed Vehicles. On the closing date, the depositor will transfer and assign to the issuing entity, without recourse, pursuant to the Sale and Servicing Agreement, its entire interest in the receivables constituting the receivables pool, including its security interests in the related Financed Vehicles. Each receivable will be identified in a schedule on file with the indenture trustee (a “Schedule of Receivables”), but the existence and characteristics of the related receivables will not be verified by the owner trustee. The owner trustee will, concurrently with the transfer and assignment, on behalf of the issuing entity, execute and deliver the related notes and certificates. The net proceeds received from the sale of the certificates and the notes will be applied to the purchase of the receivables from the depositor and to make the initial deposit into the Reserve Account. The depositor will initially retain the certificates and may sell them to an affiliate of NMAC.

Representations and Warranties; Remedies

General

NMAC, pursuant to the Purchase Agreement, and the depositor, pursuant to the Sale and Servicing Agreement, will make certain representations and warranties regarding each receivable as of the cut-off date (the “Eligibility Representations”). The Eligibility Representations include, among other representations, representations regarding the economic terms of each receivable, the enforceability of the receivable against the related obligor, the security interest in the related Financed Vehicle, the characterization of the receivable under the UCC, the assignability of each receivable, the contents of the related receivable file and the compliance of the origination of each receivable with applicable law.

On or before the distribution date following the end of the Collection Period (defined below), which includes the 60th day (or, if the depositor elects, an earlier date) after the date that the depositor or the sponsor, as applicable, discovers or receives notice of a breach of any Eligibility Representation of the depositor in the Sale and Servicing Agreement or the sponsor in the Purchase Agreement, as applicable, with respect to any receivable as described above that materially and adversely affects the interests of the noteholders or certificateholders in any receivable, the depositor, unless the breach is corrected or cured, will be required to repurchase that receivable (a

“repurchased receivable”) from the issuing entity and, pursuant to the Purchase Agreement, NMAC will be required to purchase that repurchased receivable from the depositor, at a price equal to the Repurchase Payment for that receivable. Any such breach will be deemed not to materially and adversely affect the noteholders’ or certificateholders’ interests in that receivable if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. An investor, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) may notify the sponsor or the depositor of a breach by delivering written notice to the sponsor or the depositor, as applicable, identifying the receivable and the related breach of an Eligibility Representation. The “Repurchase Payment” with respect to a receivable will be equal to the unpaid Principal Balance as of the beginning of that Collection Period, plus interest accrued through the due date for the obligor’s payment in that Collection Period at the related APR, after giving effect to the receipt of monies collected on that repurchased receivable, if any, in that Collection Period. This repurchase obligation will constitute the sole remedy available to the indenture trustee, the investors, the certificateholders or the issuing entity for any uncorrected and uncured breach by the depositor of those representations and warranties. The obligation of the depositor to repurchase a receivable will not be conditioned on performance by NMAC of its obligation to purchase that receivable from the depositor pursuant to the Purchase Agreement.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related receivable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such disclosure. Repurchase requests that are not resolved to the reasonable satisfaction of the requesting party may, subject to certain conditions, be resolved via dispute resolution proceedings as described in “ —Requests to Repurchase and Dispute Resolution” below.

Asset Representations Review

As discussed above under “—Representations and Warranties; Remedies,” each of the sponsor and the depositor will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any distribution date exceeds the Delinquency Trigger [for that distribution date], as described below under “—Delinquency Trigger;” and

•	The investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting.”

If the review conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each distribution date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Receivables as of the last day of that Collection Period to (ii) the Pool Balance as of the last day of that Collection Period. “60-Day Delinquent Receivables” means, as of any date of determination, all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any distribution date and the related Collection Period is [[•]%] [the percentage set forth below for the distribution dates set forth below:

Distribution Date	Delinquency Trigger
[Month, Year] through [Month, Year]	[•]%
[Month, Year] through [Month, Year]	[•]%
[Month, Year] through [Month, Year]	[•]%]

NMAC believes that the Delinquency Trigger is appropriate based on an analysis of the historical rate of receivables 60 days or more delinquent over the life of NMAC’s [securitized portfolios of retail installment contracts] from [•] through [•] (the “Reference Portfolios”). The [initial] Delinquency Trigger was calculated as a multiple of [•] times the [previous historical peak] [average] 60-Day Delinquent Receivables ratio of the Reference Portfolios[, rounding to the nearest 0.05%]. [NMAC then applied a multiple of [•] to the [average] [peak] 60-Day Delinquent Receivables percentage observed at month [•], month [•] and month [•] in the Reference Portfolios and rounded to the nearest 0.05%.] [An average] [The previous historical peak] of the delinquency ratio was utilized to account for typical seasonal increases in delinquencies. [Because the Reference Portfolios have not experienced significant historical delinquencies and given the relatively stable economic period for these transactions,] the multiple is intended to account for future volatility and stressed economic conditions. [Additionally, the multiple is expected to generate a Delinquency Trigger which would be met before any losses on the Notes would occur.]

“Subject Receivables” means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the [end of the Collection Period immediately preceding the] related Review Satisfaction Date.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose whether the Delinquency Percentage on any distribution date exceeds the Delinquency Trigger [for that distribution date]. If the Delinquency Percentage on any distribution date exceeds the applicable Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal amount of the notes (as of the filing of the Form 10-D that disclosed the Delinquency Percentage) (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer should conduct the review described under “ —Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for any expenses incurred in connection with such disclosure and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders and the depositor will disclose on Form 10-D that a vote has been called. The vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred. The sponsor, the depositor and the issuing entity are required under the Basic Documents to reasonably cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with TIA Section 316(c).

Within [five business days] of the Review Satisfaction Date, the indenture trustee will send a notice (the “Review Notice”) to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [•] days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “Fees and Expenses,” the asset representations reviewer will be paid an annual fee of $5,000 from the sponsor in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[•] [for each Subject Receivable for which the Asset Review was started] [per hour for its time spent conducting the Asset Review] [as a flat fee for such Asset Review]. The asset representations reviewer will also be reimbursed for all reasonable out-of-pocket expenses incurred or made by it. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by NMAC and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the Collection Account as described under “Distributions on the Notes—Priority of Payments” and “ —Post-Acceleration Priority of Payments” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally involve comparing the Eligibility Representations to a variety of sources, including the data points contained in the data tape that relate to the Eligibility Representations, the original retail installment contract and other documents in the receivables file, and other records of the originator and the servicer with respect to that Subject Receivable. If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. If a Subject Receivable was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Receivable but will include the result of the previous tests in the review report. The servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the asset representations reviewer to facilitate the Asset Review, and will provide the asset representations reviewer with access to the receivable files and all other relevant documents related to each Subject Receivable. The servicer will provide access to these materials within [•] days after receipt of the Review Notice. However, the servicer may redact these materials to remove any personally identifiable customer information. The Asset Review will not determine whether noncompliance with the Eligibility Representations should result in a repurchase of the related Subject Receivable under the transaction documents and the asset representations reviewer will not determine the reason for the delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance by the servicer with its covenants with respect to the servicing of the receivables.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [•] day after receiving access to the review materials from the servicer. However, if additional review materials are provided to the asset representations reviewer in accordance with the asset representations review agreement, the review period will be extended for an additional [•] days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor and the depositor of the findings and conclusions of the review of the Subject Receivables, and the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions.

The asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation with respect to any Subject Receivable. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will investigate whether such noncompliance resulted in a breach that materially and adversely affects the interests of the noteholders or certificateholders in the Subject Receivable such that the sponsor or the depositor, as applicable, would be required to make a repurchase. In conducting this investigation, the sponsor and the depositor, as applicable, will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Repurchase and Dispute Resolution

If the depositor, an investor, the issuing entity, the owner trustee (acting at the direction of a certificateholder) or the indenture trustee (acting at the direction of an investor) (each, a “requesting party”) requests that the sponsor or the depositor repurchase any receivable due to a breach of an Eligibility Representation as described under “Description of the Transfer and Servicing Agreements—Representations and Warranties; Remedies” in this prospectus (the party or parties requested to repurchase a receivable, the “requested party” or “requested parties”) and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor or the depositor, as applicable, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. If the requesting party is the indenture trustee or the owner trustee, the indenture trustee or the owner trustee, as applicable, will follow the direction of the related investor or of the certificateholder, as applicable, during the mediation or arbitration. If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party (at the direction of the investor that directed the indenture trustee to make the repurchase request) shall have the right to make the selection of mediation or arbitration. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the requested parties, with a copy to the issuing entity, the owner trustee and the indenture trustee. Under no circumstances will the indenture trustee be liable for any costs, expenses and/or liabilities that could be allocated to the requesting party.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify acceptable options]] selected by the requesting party and conducted pursuant to such association’s mediation procedures in effect at such time. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the repurchase dispute and will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify acceptable options]] jointly selected by the parties, and if the parties are unable to agree on an association, by the AAA, and conducted pursuant to each association’s arbitration procedures in effect at such time. The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the repurchase dispute and will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in [New York, New York] (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the Sale and Servicing Agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded, subject to a determinations by the parties to the existing mediation or arbitration that such a joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding.

Custody of Documents Evidencing the Receivables

Pursuant to the Sale and Servicing Agreement, the issuing entity will designate the servicer as custodian to directly or indirectly through subservicers maintain (a) physical possession as the issuing entity’s agent of the tangible records constituting or forming a part of the related retail installment contracts and any other tangible records relating to the receivables (including amendments to electronic chattel paper that are evidenced in tangible form), or (b) control as the issuing entity’s agent over the electronic records constituting or forming a part of the retail installment contracts and any other electronic records relating to the receivables.

To assure uniform quality in servicing both the receivables and the servicer’s own portfolio of automobile and light-duty truck installment contracts, as well as to facilitate servicing and to reduce administrative costs, any documents evidencing the receivables will not be physically segregated from other motor vehicle retail installment contracts of the servicer, or those which the servicer services for others, or marked to reflect the transfer to the issuing entity as long as NMAC is servicing the receivables.

Accounts

The Collection Account and the Reserve Account (each, an “Account”) generally will be maintained with the indenture trustee or the owner trustee so long as (i) the indenture trustee’s or the owner trustee’s certificate of deposit rating is [at least “F1+” by Fitch Ratings, Inc.[,] [and]] [at least “P-1” by Moody’s Investor’s Service, Inc.] [and at least “A-2” by S&P Global Ratings], the indenture trustee’s or the owner trustee’s long-term senior unsecured debt obligations have a rating of [at least “BBB-” by Fitch Ratings, Inc.[,] [and]] [at least “Aa2” by Moody’s Investors Service, Inc.] [and at least “BBB” by S&P Global Ratings], or the indenture trustee or the owner trustee have such other rating that is acceptable to each Rating Agency, as evidenced by satisfaction of the Rating Agency Condition (the “Required Deposit Rating”) and the indenture trustee’s or the owner trustee’s deposits are insured by the FDIC or (ii) each Account is maintained in a segregated trust account in the trust department of the indenture trustee or the owner trustee, as the case may be.

If the short-term unsecured debt obligations of the indenture trustee or the owner trustee, as the case may be, do not have the Required Deposit Rating or if the servicer notifies the indenture trustee and the owner trustee that an Account should be moved, then the servicer shall, with the assistance of the indenture trustee or the owner trustee as may be necessary, cause each Account to be moved to (1) segregated trust accounts in a bank selected by the servicer whose short-term unsecured debt obligations have the Required Deposit Rating or (2) the trust department of the indenture trustee or the owner trustee.

Funds in the Collection Account[,] [and] the Reserve Account [and the [Cap][Swap] Termination Payment Account] will be invested as provided in the Sale and Servicing Agreement in Eligible Investments. Eligible Investments are limited to obligations or securities that mature no later than the business day prior to the next distribution date. Thus, the amount of cash in any Account at any time may be less than the balance of the related Account. If the amount required to be withdrawn from any Reserve Account to cover shortfalls in collections on the related receivables exceeds the amount of cash in the Reserve Account a temporary shortfall in the amounts paid to the noteholders could result, which could, in turn, increase the average life of the notes. Investment earnings on funds deposited in the Accounts, net of losses and investment expenses, shall be released to the servicer on each distribution date and shall be the property of the servicer.

Servicing Procedures

The servicer will, consistent with the Sale and Servicing Agreement, follow the collection procedures it follows with respect to comparable retail installment contracts it services for itself. Additionally, under the Sale and Servicing Agreement, the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. The servicer may waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. The servicer may refinance any receivable and deposit the outstanding principal balance of such receivable into the Collection Account. The receivable created by such refinancing shall not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the obligor or any casualty with respect to the Financed Vehicle. In addition, the servicer may make certain modifications with respect to the receivables in accordance with its customary servicing practices, subject to the limitations set forth in “ —Modifications of Receivables” below.

In addition, the servicer will covenant that, except as may be required by state or federal law or court order, or as otherwise contemplated in the Sale and Servicing Agreement (including the provisions in the immediately preceding paragraph), it will not release any Financed Vehicle from the security interest granted by the related receivable, except in the event of payment in full (or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices) or certain other specified circumstances.

If the servicer (i) modifies a receivable as described under “ —Modifications of Receivables” below or (ii) releases the security interest in a Financed Vehicle (except (x) in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices, (y) in connection with repossession or (z) except as may be required by an insurer in order to receive proceeds from any insurance policy covering such Financed Vehicle), the servicer or the issuing entity will inform the other party and the indenture trustee promptly, in writing, upon the discovery of such action if it would materially and adversely affect the interests of the noteholders or certificateholders in any receivable. If the breach materially and adversely affects the interests of the noteholders or certificateholders in such receivable and is not corrected or cured, then the servicer shall repurchase such receivable from the issuing entity on or before the distribution date following the end of the Collection Period that includes the 60th day (or, if the servicer elects, an earlier date) after the date that the servicer became aware of or was notified of such breach. Any such breach will be deemed not to materially and adversely affect the noteholders’ or certificateholders’ interests in that receivable if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. The “Repurchase Payment” for a receivable will be equal to its unpaid Principal Balance as of the beginning of that Collection Period, plus interest accrued through the due date for the obligor’s payment in that Collection Period at the related APR, after giving effect to the receipt of monies collected on that repurchased receivable, if any, in that Collection Period. This purchase obligation will constitute the sole remedy available to the issuing entity, the noteholders, certificateholders, [the [cap provider][swap counterparty],] the indenture trustee or the owner trustee for any uncured breach by the servicer.

If the servicer determines that eventual payment in full of a receivable is unlikely, the servicer will follow its customary servicing practices and procedures to recover all amounts due upon that receivable, including repossessing and disposing of the related Financed Vehicle at a public or private sale (unless it determines in its sole discretion that repossession will not increase the liquidation proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance), or taking any other action permitted by applicable law. See “Material Legal Aspects of the Receivables” in this prospectus.

Modifications of Receivables

Pursuant to the Sale and Servicing Agreement, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments on a receivable in accordance with its customary servicing practices; provided, however, that if the servicer (1) extends the date for final payment by the obligor of any receivable beyond the last day of the Collection Period prior to the latest final scheduled distribution date of any notes or (2) reduces the APR or Principal Balance of any receivable other than as required by applicable law (including, without limitation, by the Servicemembers Civil Relief Act) or court order, then the servicer will be required to purchase that receivable from the issuing entity if such change in the receivable would materially and adversely affect the interests of the noteholders or certificateholders in such receivable. This purchase obligation is described under “ —Servicing Procedures” above.

The servicer may from time to time, in accordance with its customary servicing practices, permit an extension on payments due on a receivable, offer an obligor an opportunity to defer payments on a receivable or lower the monthly payments due on a receivable without reducing the Principal Balance of the related receivable by extending the maturity of the related receivable by up to twelve months, in each case, on a case by case basis. See “The Receivables—Modifications of Receivables” in this prospectus. Any of these deferrals or extensions may extend the maturity of the related receivables and increase the weighted average life of the notes. As a result, the weighted average life and yield on your notes may be adversely affected by extensions and deferrals on the receivables. See “Weighted Average Life of the Notes.”

Collections

The servicer will deposit into the Collection Account not later than the second Business Day after identification for each Collection Period the sum of (i) all collections on receivables, (ii) without duplication of amounts described in clause (i), all net liquidation proceeds, and (iii) the amount, if any, deposited into the Collection Account from the Reserve Account (collectively, “Collections”). However, the servicer may retain such amounts until the Business Day prior to the related distribution date if both of the following conditions are met:

1.	NMAC is the servicer; and

2.	NMAC’s short-term unsecured debt obligations are rated [at least “F2” by Fitch Ratings, Inc.[,] [and]] [at least “P-1” by Moody’s Investors Service, Inc. [and]] [at least “A-1” by S&P Global Ratings].

Notwithstanding the foregoing, the servicer may deposit Collections into the Collection Account on any other alternate remittance schedule (but not later than the related distribution date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. The servicer will be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the Collection Account, amounts previously deposited in the Collection Account but later determined to have resulted from mistaken deposits or postings. Pending deposit into the Collection Account, collections may be employed by the servicer at its own risk and for its own benefit and are not required to be segregated from its own funds.

[The indenture trustee will promptly, on the date of receipt, deposit into the Collection Account all Net [Cap][Swap] Receipts received by it under the Interest Rate [Cap][Swap] Agreement in immediately available funds.]

The servicer or the depositor, as the case may be, will remit the aggregate Repurchase Payments of receivables to be purchased from the issuing entity to the Collection Account on the Business Day immediately preceding the related distribution date. The servicer may instruct the indenture trustee to invest amounts held in the Collection Account in Eligible Investments from the time deposited until the related distribution date. On each distribution date, all net income or other gain from the investment of funds on deposit in the Collection Account and the Reserve Account in respect of the related Collection Period will be distributed to the servicer.

Collections on or in respect of a receivable made during a Collection Period (including Repurchase Payments) will be applied to such receivable in accordance with the servicer’s customary servicing practices.

Statements to Trustees and Issuing Entity

On or prior to each determination date, the servicer will provide to the indenture trustee and the owner trustee a statement setting forth with respect to the notes substantially the same information that is required to be provided in the periodic reports provided to noteholders described under “ —Statements to Noteholders” below.

Statements to Noteholders

On or prior to each determination date, the servicer will prepare and provide to the indenture trustee and the owner trustee a statement to be delivered to the noteholders and the certificateholders on the distribution date that will include among other information, the following information regarding the notes with respect to that distribution date:

1.	the amount of the payment allocable to the principal amount of each class of notes;

2.	the amount of the payment allocable to interest on or with respect to each class of notes;

[3.	the YSOC Amount;]

4.	the Pool Balance as of the close of business on the last day of the related Collection Period;

[5.	the Adjusted Pool Balance as of the close of business on the last day of the related Collection Period;]

6.

the amount of the Base Servicing Fee paid to the servicer with respect to the related Collection Period, the amount of any unpaid Base Servicing Fees and the change in such amount from the prior distribution date and the amount of any Supplemental Servicing Fee, if any, paid to the servicer with respect to the related Collection Period;

7.

the Noteholders’ Interest Carryover Shortfall and the Noteholders’ Principal Carryover Shortfall, if any, with respect to each class of notes, and the change in such amounts from the preceding distribution date;

8.

the aggregate outstanding principal amount of the notes, the Note Factor and the Note Pool Factor with respect to each class of notes, and the aggregate outstanding principal amount of the certificates, the Certificate Factor and the Certificate Pool Factor with respect to the certificates, in each case after giving effect to all payments in respect of principal on such distribution date;

9.	the balance of the Reserve Account on such distribution date, after giving effect to changes thereto on such distribution date and the amount of such changes;

10.	the amount of defaults and net losses on the receivables for the related Collection Period;

11.	the number of delinquencies on the receivables as a percentage of the number of receivables;

12.	the aggregate Principal Balance of 60-Day Delinquent Receivables for such distribution date;

13.	the Delinquency Percentage;

14.	the Delinquency Trigger [for such distribution date];

15.

any material change in practices with respect to charge-offs, collection and management of delinquent receivables, and the effect of any grace period, re-aging, re-structuring, partial payments or other practices on delinquency and loss experience;

16.	any material modifications, extensions or waivers to receivables terms, fees, penalties or payments during the Collection Period; [and]

17.	any material breaches of representations, warranties or covenants with respect to the receivables[.][; and]

18.

[the amount of the Net [Cap][Swap] Receipts, if any, [the Net Swap Payment, if any,] the Senior Swap Termination Payment, if any, the Subordinated Swap Termination Payment, if any, and the [Cap][Swap] Termination Payment, if any.]

Copies of the statements may be obtained by the noteholders or the certificateholders by delivering a request in writing addressed to the indenture trustee or the owner trustee at its address set forth in this prospectus.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the issuing entity, the indenture trustee will mail to each person who at any time during that calendar year has been a noteholder and received any payment [and the [cap provider][swap counterparty]], a statement containing information for the purposes of that noteholder’s preparation of federal and state income tax returns. See “Material U.S. Federal Income Tax Consequences” in this prospectus.

Compensation for Servicer and Administrator

As servicer, NMAC will be entitled to compensation for the performance of its servicing obligations with respect to the receivables under the Sale and Servicing Agreement. NMAC will also perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the Basic Documents. As compensation for the performance of its obligations as administrator under the Administration Agreement and as reimbursement for its expenses related thereto, NMAC will be entitled to a monthly payment of compensation in an amount to be agreed to between the administrator and the servicer, which will be solely an obligation of the servicer.

The Base Servicing Fee for the calendar month immediately preceding any distribution date (a “Collection Period”) will be one-twelfth of [•]% (the “Servicing Rate”) of the Pool Balance as of the last day of the preceding Collection Period or, in the case of the first distribution date, the aggregate principal balance of the receivables on the cut-off date (the “Base Servicing Fee”). The Base Servicing Fee, together with any unpaid Base Servicing Fee for any previous Collection Period, will be paid on each distribution date solely to the extent of Available Amounts (and, if necessary, amounts available in the Reserve Account). The servicer will be entitled to collect and retain as additional servicing compensation in respect of each Collection Period any late fees, prepayment charges and any other administrative fees and expenses or similar charges collected during that Collection Period (the “Supplemental Servicing Fee”). The servicer will also be entitled to receive any investment earnings or interest earned during that Collection Period from the investment of monies on deposit in the Collection Account and the Reserve Account. See “ —Collections” above. The servicer will be paid the Base Servicing Fee and the Supplemental Servicing Fee (collectively, the “Total Servicing Fee”) for each Collection Period on the following distribution date related to that Collection Period. The Base Servicing Fee will be paid from Available Amounts (and, if necessary, amounts available in the Reserve Account) prior to the payment of the Noteholders’ Distributable Amount.

The Total Servicing Fee will compensate the servicer for performing the functions of a third-party servicer of motor vehicle receivables as an agent for the beneficial owner of those receivables, including collecting and posting all payments, responding to inquiries of obligors on the receivables, investigating delinquencies, sending payment statements to obligors, reporting tax information to obligors, paying costs of collections and policing the collateral. The Total Servicing Fee will also compensate the servicer for administering the receivables, including accounting for collections and furnishing monthly statements to the owner trustee and indenture trustee with respect to payments. The servicer will be required to pay all expenses incurred by it in connection with its duties as servicer, including taxes imposed on the servicer, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the receivables.

The “Pool Balance” as of the close of business on the last day of a Collection Period will equal the aggregate Principal Balance of the receivables (excluding repurchased receivables and Defaulted Receivables) as of the close of business on such day. The “Principal Balance” of a receivable as of any date will equal the outstanding principal balance of such receivable calculated by the servicer in accordance with its customary servicing practices.

Net Deposits

As an administrative convenience and as long as specified conditions are satisfied, NMAC (as servicer or in any other capacity) will be permitted to make the deposit of collections and amounts deposited in respect of purchases of receivables by the depositor or the servicer for or with respect to the related Collection Period net of payments to be made to the servicer or any of its affiliates with respect to that Collection Period. The servicer, however, will account for the foregoing deposits and payments (except for the Supplemental Servicing Fee, to the extent that the servicer is entitled to retain such amounts) as if all of the foregoing deposits and payments were made individually.

Optional Purchase

The outstanding notes will be paid in full on any distribution date on which NMAC, as servicer, exercises its option to purchase the issuing entity’s property (other than the Reserve Account) by depositing in the Collection Account an amount equal to the Optional Purchase Price net of payments to be made to the servicer or any of its affiliates. NMAC, as servicer may purchase the receivables on any distribution date when the Pool Balance shall have declined to [5]% or less of the outstanding aggregate principal balance of the receivables as of the cut-off date (an “Optional Purchase”), as described below under “ —Termination.” The “Optional Purchase Price” for the outstanding notes will be equal to an amount equal to the greater of (a) the aggregate Repurchase Payments for the receivables (including receivables that became defaulted receivables in the Collection Period preceding the distribution date on which the Optional Purchase occurs) and (b) the sum of (i) the aggregate outstanding principal amount of the notes, (ii) the Noteholders’ Interest Distributable Amount for all Classes of notes for that distribution date[,] [and] (iii) any amounts due to the indenture trustee and the owner trustee under clauses [7 and 8] of “Distributions on the Notes—Priority of Payments” above [and (iv) all amounts payable to the [cap provider][swap counterparty] under the Interest Rate [Cap][Swap] Agreement(s), if any].

Removal or Replacement of Servicer

The indenture trustee or noteholders evidencing a majority of the outstanding aggregate principal amount of the notes, acting together as a single class, may terminate the rights and obligations of the servicer under the Sale and Servicing Agreement upon the occurrence of any of the following events (each, a “Servicer Default”):

1.

any failure by the servicer to deliver or cause to be delivered to the owner trustee or the indenture trustee, as applicable, for deposit in any account any required payment or to direct the owner trustee or the indenture trustee, as applicable, to make any required distributions from that account, and that failure continues unremedied for ten Business Days after (a) receipt by the servicer of written notice of the failure from the indenture trustee or the holders of notes evidencing not less than a majority in principal amount of the outstanding notes, acting together as the single class, or (b) discovery of that failure by an authorized officer of the servicer;

2.

any failure by the servicer to duly observe or perform in any material respect any other covenants or agreements of the servicer set forth in the Sale and Servicing Agreement, and that failure materially and adversely affects the rights of the noteholders or certificateholders, and that failure continues unremedied for 90 days after receipt by the servicer of written notice of the failure from the indenture trustee or the holders of notes evidencing not less than a majority in principal amount of those outstanding notes, acting together as a single class; provided, however, that a failure under this clause (2) that continues unremedied for a period of 150 days or less will not constitute a Servicer Default if such failure was caused by a force majeure or other similar occurrence; or

3.	the occurrence of an insolvency event with respect to the servicer.

Under those circumstances, after receipt by the servicer of written notice of the termination of all of the rights and obligations of the servicer under the Sale and Servicing Agreement from the indenture trustee or the holders of notes evidencing a majority of the aggregate principal amount of the outstanding notes, acting together as a single class, authority and power shall, without further action, pass to and be vested in the indenture trustee or a successor servicer appointed under the Sale and Servicing Agreement. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no Servicer Default other than the appointment of a bankruptcy trustee or similar official has occurred, that trustee or official may have the power to prevent the indenture trustee or the noteholders from effecting a transfer of servicing. Upon receipt of notice of the occurrence of a Servicer Default or the termination or resignation of the servicer, the administrator will give notice thereof to the Rating Agencies. Upon payment in full of interest on and principal of the notes [and all amounts due under the Interest Rate Swap Agreement(s), if any], the certificateholders will succeed to the rights of the noteholders with respect to removal of the servicer. All reasonable costs and expenses incurred in connection with transferring the servicing of the receivables to a successor servicer will be paid by the predecessor servicer. Notwithstanding the foregoing, if the predecessor servicer is the indenture trustee, NMAC will reimburse the indenture trustee for all reasonable costs and expense incurred in connection with transferring the servicing of the receivables to a successor servicer.

Upon the termination or resignation of the servicer, the servicer, subject to that termination or removal, will continue to perform its functions as servicer, in the case of (a) termination, only until the date specified in the termination notice or, if no such date is specified therein, the date of the servicer’s receipt of such notice, and (b) resignation, until the earlier of (1) the date 45 days from the delivery to the owner trustee and the indenture trustee of the resignation notice, and (2) the date upon which the predecessor servicer becomes unable to act as servicer, as specified in the resignation notice.

Upon the appointment of a successor servicer, the successor servicer will assume all of the rights and obligations of the servicer under the Sale and Servicing Agreement. Any compensation payable to a successor servicer may not be in excess of that permitted for the predecessor servicer.

If a successor servicer has not been appointed by the time the predecessor servicer has ceased to act as servicer, the indenture trustee will, without further action, be automatically appointed the successor servicer. If the indenture trustee is unwilling or legally unable to so act, it will appoint, or petition a court of competent jurisdiction for the appointment of, a successor servicer with a net worth of at least $100,000,000 and whose regular business includes the servicing of automobile receivables. The indenture trustee, or any person appointed as successor servicer, will be the successor in all respects to the predecessor servicer under the Sale and Servicing Agreement and all references in the Sale and Servicing Agreement to the servicer shall apply to that successor servicer. The issuing entity may make arrangements for compensation to be paid, but the compensation for the successor servicer may not be greater than that permitted the predecessor servicer under the Sale and Servicing Agreement. Notwithstanding termination, the servicer will be entitled to payment of specified amounts payable to it prior to the termination for services it rendered prior to the termination.

Waiver of Past Servicer Defaults

The holders of notes evidencing a majority of the aggregate outstanding principal amount of the notes, or if a Servicer Default does not adversely affect the indenture trustee or the noteholders, the holders of certificates evidencing a majority of the aggregate outstanding balance of the certificates may, on behalf of all those noteholders or certificateholders, waive in writing any default by the servicer in the performance of its obligations under the Sale and Servicing Agreement and its consequences, except a Servicer Default in making any required deposits to or payments from the Collection Account in accordance with the Sale and Servicing Agreement. No waiver will impair those noteholders’ or certificateholders’ rights with respect to subsequent defaults.

Servicer Resignation and Termination

The servicer may not resign from its obligations and duties under the Sale and Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable law. No such resignation will become effective until a successor servicer has assumed the servicer’s obligations under the Sale and Servicing Agreement.

The rights and obligations of the servicer under the Sale and Servicing Agreement may be terminated following the occurrence and continuance of a Servicer Default, as described above under “—Removal or Replacement of Servicer.”

Material Matters Regarding the Servicer

Indemnification by and Limitation of Liability of the Servicer. Under the Sale and Servicing Agreement, neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the issuing entity[, the [cap provider][swap counterparty]] or the noteholders or certificateholders for taking any action or for refraining from taking any action pursuant to the Sale and Servicing Agreement or for errors in judgment; except that neither the servicer nor any person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer’s duties under that document or by reason of reckless disregard of its obligations and duties under that document. In addition, the servicer is not obligated to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the Sale and Servicing Agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the Basic Documents, the rights and duties of the parties thereto and the interests of the noteholders or certificateholders under the applicable agreement. In that event, the legal expenses and costs of that action and any liability resulting therefrom will be expenses, costs and liabilities of the servicer, and the servicer will not be entitled to be reimbursed therefor.

The servicer will indemnify the owner trustee, indenture trustee[, the [cap provider][swap counterparty]] and the issuing entity for any loss, liability, claim damage or reasonable expense to the extent such loss, liability, claim, damage or reasonable expense arose out of the negligence, willful misfeasance or bad faith of the servicer in the performance of its duties under the Sale and Servicing Agreement or by reason of reckless disregard of its obligations and duties under the Sale and Servicing Agreement.

Merger or Consolidation of Servicer. Any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger, conversion or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or any corporation, more than 50% of the voting stock of which is owned, directly or indirectly, by Nissan, which assumes the obligations of the servicer, will be the successor of the servicer under the Sale and Servicing Agreement. For as long as NMAC is the servicer, it may at any time delegate any or all of its duties as servicer under the Sale and Servicing Agreement to any of its affiliates or specific duties as servicer through subcontractors provided that no such subcontracting will relieve the servicer of its responsibilities with respect to such duties.

Appointment of Co-Trustees

As a matter of Delaware law, the issuing entity will be viewed as a separate legal entity, distinct from the owner trustee, and the issuing entity will be viewed as the issuer of the certificates. The owner trustee, the indenture trustee and any of their respective affiliates may hold certificates in their own names or as pledgees.

For the purpose of meeting the legal requirements of some jurisdictions, the administrator and the owner trustee acting jointly (or in some instances, the owner trustee acting alone) or the indenture trustee, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity. In the event of an appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee by the Sale and Servicing Agreement and the Trust Agreement or the indenture trustee by the indenture will be conferred or imposed upon the owner trustee or the indenture trustee and each of their respective separate trustees or co-trustees jointly, or, in any jurisdiction in which the owner trustee or the indenture trustee will be incompetent or unqualified to perform specified acts, singly upon that separate trustee or co-trustee who will exercise and perform those rights, powers, duties and obligations solely at the direction of the owner trustee or the indenture trustee.

Amendment

The Sale and Servicing Agreement may be amended by the seller and the servicer without the consent of the indenture trustee, any noteholder, the issuing entity, the owner trustee or any other person, if one of the following requirements is met:

1.

an opinion of counsel or officer’s certificate of the seller or the servicer to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2.	the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Sale and Servicing Agreement may only be amended if, in addition, (i) the holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the amendment will not, as evidenced by an officer’s certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The seller and the servicer may also amend the Sale and Servicing Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Sale and Servicing Agreement or of modifying in any manner the rights of the noteholders or the certificateholders with the consent of:

1.	the holders of a majority of the aggregate outstanding principal amount of the notes; and

2.	the holders of a majority of the aggregate certificate percentage interest.

[The indenture trustee will notify the [cap provider][swap counterparty] of any proposed amendment to the Sale and Servicing Agreement. If such proposed amendment would materially and adversely affect any of the [cap provider’s][swap counterparty’s] rights or obligations under an [Interest Rate [Cap][Swap] Agreement], the indenture trustee will obtain the consent of the [cap provider][swap counterparty] prior to the adoption of such amendment; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

Terminati on

The respective obligations of the depositor, the servicer, NMAC (so long as NMAC has rights or obligations under the Sale and Servicing Agreement), the owner trustee and the indenture trustee, as the case may be, pursuant to the Sale and Servicing Agreement will terminate upon the earliest of:

1.	the maturity or other liquidation of the last receivable and the final disposition of all amounts received upon liquidation of any remaining receivables; or

2.

the election by the servicer to purchase the issuing entity’s property (other than the Reserve Account) as described under “—Optional Purchase” above, and the payment to the noteholders [,][and] the certificateholders [and the [cap provider][swap counterparty],] of all amounts required to be paid to them pursuant to the Basic Documents.

The indenture trustee will give written notice of termination to each noteholder of record. The final distribution to any noteholder will be made only upon presentation and surrender of that holder’s note at any office or agency of the indenture trustee specified in the notice of termination.

Evidence of Compliance

So long as any of the notes are outstanding:

1.

the servicer will be required to furnish to the issuing entity a report regarding the servicer’s assessment of compliance with the “servicing criteria” set forth in Item 1122(d) of Subpart 229.1100—Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100-229.1125 (“Regulation AB”), as such regulation may be amended from time to time, subject to such clarification and interpretation as have been provided by the SEC in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518. 70 Fed. Reg. 1,506, 1,531 (January 7, 2005); Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638. 79 Fed. Reg. 57184 (September 24, 2014)) or by the staff of the SEC, or as may be provided in writing by the SEC or its staff from time to time, and the servicer’s assessment report will identify any material instance of noncompliance;

2.

the servicer will be required to cause a firm of independent registered public accountants to furnish to the issuing entity, the indenture trustee, the servicer and the depositor an attestation report detailing the servicer’s assessment of its compliance with the “servicing criteria” set forth in Item 1122(d) of Regulation AB as of and for the period ending the end of each fiscal year of the issuing entity;

3.

the indenture trustee will be required to furnish to the issuing entity a report regarding the indenture trustee’s assessment of compliance with the “servicing criteria” set forth in Item 1122(d) of Regulation AB, and the servicer’s assessment report will identify any material instance of noncompliance; and

4.

the indenture trustee will be required to cause a firm of independent registered public accountants to furnish to the issuing entity, the servicer and the sponsor an attestation report detailing the indenture trustee’s assessment of its compliance with the “servicing criteria” set forth in Item 1122(d) of Regulation AB as of and for the period ending the end of each fiscal year of the issuing entity.

The Sale and Servicing Agreement will also provide for delivery to the owner trustee, indenture trustee[, the [cap provider][swap counterparty]] and each Rating Agency, substantially simultaneously with the delivery of the accountants’ attestation report referred to above (so long as the depositor is filing the servicer’s assessment report with respect to the issuing entity under the Exchange Act), a certificate signed by an officer of the servicer with respect to the prior twelve months (or, in the case of the first certificate, from the closing date), providing the information required under Item 1123 of Regulation AB. The servicer has agreed to give the indenture trustee, the owner trustee[, the [cap provider][swap counterparty]] and each Rating Agency notice of any event that with the giving of notice or lapse of time, or both, would become a Servicer Default under the Sale and Servicing Agreement.

Copies of such statements, certificates and reports may be obtained by any noteholder or certificateholder by a request in writing addressed to the indenture trustee or owner trustee, as the case may be, at the related corporate trust office. The depositor will file an annual report on Form 10-K with the SEC within 90 days after the end of each fiscal year of the issuing entity. The annual report will contain the statements, certificates and reports disclosed above.

DESCRIPTION OF THE INDENTURE

The following summary describes material terms of the indenture pursuant to which the issuing entity will issue the notes. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.

Events of D efault

“Events of Default” under the indenture include:

1.	a default for five days or more in the payment of any interest on any of the notes when the same becomes due and payable;

2.	a default in the payment of the principal of any of the notes on the related final scheduled distribution date or redemption date of the notes;

3.

a material default in the observance or performance of any covenant or agreement of the issuing entity made in the indenture and the continuation of the default for a period of 90 days after notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than a majority of the principal amount of the notes then outstanding acting together as a single class;

4.

any representation or warranty made by the issuing entity in the indenture or in any certificate or other writing delivered pursuant thereto or in connection therewith having been incorrect in any material respect as of the time made, and the breach not having been cured within 60 days after notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than a majority of the principal amount of the notes then outstanding acting together as a single class; and

5.	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days).

Noteholders holding at least a majority of the aggregate outstanding principal amount of the notes outstanding, voting together as a single class, may waive any past default or Event of Default and its consequences prior to the declaration of the acceleration of the maturity of the notes or the liquidation or sale of the issuing entity property, except a default in the payment of principal of or interest on the notes or in respect of a covenant or provision of the indenture that cannot be modified without the waiver or consent of all the holders of the outstanding notes.

The amount of principal required to be paid to noteholders under the indenture will generally be limited to amounts available in the Collection Account. Therefore, the failure to pay any principal on any class of notes generally will not result in the occurrence of an Event of Default until the final scheduled distribution date or redemption date for that class of notes. In addition, as described below, following the occurrence of an Event of Default and acceleration of the maturity of the notes, the indenture trustee is not required to sell the assets of the issuing entity, and the indenture trustee may sell the assets of the issuing entity only after meeting requirements specified in the indenture as described under “—Remedies Upon an Event of Default.” In that case, even if the maturity of the notes has been accelerated, there may not be any funds to pay principal of the notes.

The issuing entity will be required to give the indenture trustee, the owner trustee[, the [cap provider][swap counterparty]] and the administrator (and the administrator will provide notice to each Rating Agency) prompt written notice of each Event of Default, each Servicer Default, each default on the part of NMAC under the Purchase Agreement and the Sale and Servicing Agreement [and each [cap][swap] event of default under the Interest Rate [Cap][Swap] Agreement(s)]. [In addition, on (i) any distribution date on which the issuing entity has not received from the [cap provider][swap counterparty] any amount due from the [cap provider][swap counterparty] on such distribution date, (ii) the business day following any such distribution date if the issuing entity has not yet received such amount due from the [cap provider][swap counterparty] or (iii) the business day on which such failure to pay by the [cap provider][swap counterparty] becomes a [cap][swap] event of default under any Interest Rate [Cap][Swap] Agreement, the issuing entity will give prompt written notice thereof to the [cap provider][swap counterparty], the indenture trustee and each Rating Agency.]

Remedies Upon an Event of Default

If an Event of Default occurs and is continuing, the indenture trustee or the holders of at least a majority of the aggregate outstanding principal amount of the notes, voting as a single class, may declare the principal of the notes and all accrued and unpaid interest thereon to be immediately due and payable. This declaration may be rescinded by the holders of at least a majority of the then aggregate outstanding principal amount of the notes, voting together as a single class, before a judgment or decree for payment of the amount due has been obtained by the indenture trustee if:

1.

the issuing entity has deposited with the indenture trustee an amount sufficient to pay (1) all interest on and principal of the notes and all other amounts that would then be due if the Event of Default giving rise to that declaration had not occurred[,] [and] (2) all amounts paid or advanced by the indenture trustee and the reasonable compensation, expenses, disbursements and advances of the indenture trustee and its agents and counsel [and (3) [any Net Swap Payments and] [any Swap Termination Payments then due and payable to the swap counterparty under the Interest Rate Swap Agreement]]; and

2.	all Events of Default (other than the nonpayment of principal of the notes that has become due solely due to that acceleration) have been cured or waived.

Following an Event of Default and acceleration of the notes, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity’s property, exercise remedies as a secured party, sell the receivables or elect to have the issuing entity maintain possession of the receivables and continue to apply collections on the receivables as set forth in “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus. However, the indenture trustee is prohibited from selling or otherwise liquidating the receivables following an Event of Default (other than the Events of Default described in (1) and (2) under “—Events of Default” above), unless:

1.	the holders of all outstanding notes consent to the sale or liquidation;

2.

the proceeds of the sale or liquidation are sufficient to pay in full the principal of and the accrued and unpaid interest on all outstanding notes at the date of the sale or liquidation [and all amounts due to the swap counterparty, if any];

3.

the indenture trustee determines that the proceeds of the receivables may not be sufficient on an ongoing basis to make all payments on the outstanding notes as those payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of at least 66 2/3% of the aggregate outstanding principal amount of all notes, voting as a single class; or

4.

the servicer exercises its option to purchase the issuing entity’s property (other than the Reserve Account) as described under “Description of the Transfer and Servicing Agreements —Optional Purchase.”

The indenture trustee may, but is not required to, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the issuing entity property to pay interest on and principal of the notes with respect to (2) and (3) above.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an Event of Default occurs and is continuing with respect to the notes, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request. Subject to the provisions for indemnification and other limitations contained in the indenture, the holders of a majority of the principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee.

No holder of a note will have the right to institute any proceeding with respect to the indenture or the other Basic Documents unless that holder of a note or notes previously has given to the indenture trustee written notice of a continuing Event of Default or breach of the Basic Documents by a party thereto (an “Action”), and:

1.	the Event of Default or Action, as applicable, arises from the servicer’s failure to remit payments when due; or

2.

(a) the holders of not less than 25% in principal amount of the outstanding notes have requested, in writing, that the indenture trustee institute the proceeding in its own name as indenture trustee; (b) the holder or holders of notes have offered the indenture trustee reasonable indemnity; (c) the indenture trustee has for 60 days failed to institute the proceeding; and (d) no direction inconsistent with that written request has been given to the indenture trustee during the 60-day period by the holders of a majority in principal amount of the outstanding notes.

Neither the indenture trustee nor the owner trustee in its individual capacity, nor any holder of a certificate representing an ownership interest in the issuing entity, nor any of their respective partners, owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of interest on or principal of the notes or for the agreements of the issuing entity contained in the indenture.

Certain Covenants

The indenture will provide that the issuing entity may not consolidate with or merge into any other entity, unless, among other things:

1.	the entity formed by or surviving the consolidation or merger is organized and existing under the laws of the United States, any state or the District of Columbia;

2.

that entity expressly assumes the issuing entity’s obligation to make due and punctual payments upon the notes and the performance or observance of every agreement and covenant of the issuing entity under the indenture;

3.	no Event of Default shall have occurred and be continuing immediately after the merger or consolidation;

4.	the Rating Agency Condition has been satisfied with respect to the merger or consolidation;

5.

the issuing entity has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the issuing entity, [to the [cap provider][swap counterparty],] to any noteholder or to any certificateholder;

6.	any action that is necessary to maintain each lien and security interest created by the Trust Agreement, Sale and Servicing Agreement or indenture shall have been taken; and

7.

the issuing entity will have delivered to the indenture trustee an officer’s certificate and an opinion of counsel each stating that such consolidation or merger and any supplemental indenture complies with the covenants under the indenture and that all conditions precedent provided in the indenture relating to such transaction have been complied with (including any filing required by the Exchange Act).

The issuing entity will not, among other things:

1.

except as expressly permitted by the indenture, the Sale and Servicing Agreement or the other Basic Documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity unless directed to do so by the indenture trustee;

2.

claim any credit on or make any deduction from the principal of and interest payable on the notes (other than amounts withheld under the Internal Revenue Code or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon the issuing entity;

3.

except as expressly permitted by the indenture, (a) dissolve or liquidate in whole or in part, (b) permit the validity or effectiveness of the indenture to be impaired, permit the lien of the indenture to be amended, or permit any person to be released from any covenants or obligations with respect to those notes under the indenture, (c) permit any lien (other than the lien created by the indenture in favor of the indenture trustee) or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest in the assets of the issuing entity or the proceeds of those assets (other than tax liens, mechanics’ liens and other liens that arise by operation of law, in each case on any of the Financed Vehicles and arising solely as a result of an action or omission of the related obligor), or (d) permit the lien of the indenture not to constitute a valid first priority (other than with respect to any such tax, mechanics or other lien) security interest in the estate of the issuing entity; or

4.	assume or incur any indebtedness other than the notes or as expressly contemplated by the indenture or the other Basic Documents.

Replacement of the Indenture Trustee

The indenture trustee may resign at any time with 30 days prior written notice to the issuing entity. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time with 30 days prior written notice and appoint a successor indenture trustee by so notifying the indenture trustee and the owner trustee. The administrator may remove the indenture trustee if the indenture trustee:

1.	ceases to be eligible to continue as the indenture trustee;

2.	is adjudged to be bankrupt or insolvent;

3.	has a receiver or other public officer take charge of the indenture trustee or its property; or

4.	otherwise becomes incapable of fulfilling its duties under the indenture.

Upon the resignation or removal of the indenture trustee, the servicer shall promptly appoint a successor indenture trustee. All reasonable costs and expenses incurred in connection with transferring the predecessor indenture trustee’s duties and obligations to the successor indenture trustee will be paid by the administrator to the extent not paid by the successor indenture trustee.

Duties of Indenture Trustee

The indenture trustee will:

1.	perform such duties, and only such duties, as are specifically set forth in the indenture;

2.

rely, as to the truth of the statements and the correctness of the opinions expressed in the indenture, on certificates or opinions furnished to the indenture trustee that conform to the requirements of the indenture;

3.

examine any such certificates, statements, opinions or other instruments that are specifically required to be furnished to an indenture trustee to determine whether or not they conform on their face to the requirements of the indenture; and

4.

give prompt written notice to the servicer and owner trustee if an Authorized Officer of the indenture trustee, pursuant to the Sale and Servicing Agreement, has actual knowledge or receives written notice that a representation or warranty with respect to a receivable is incorrect or that a covenant of the servicer has been breached with respect to a receivable.

The indenture trustee will not be deemed to have knowledge of any Event of Default, or any occurrence that is, or with notice or the lapse of time or both would become an Event of Default, unless an Authorized Officer of the indenture trustee has actual knowledge of the event or has received written notice of the event in accordance with the provisions of the indenture.

The indenture trustee will make no representations as to the validity or sufficiency of the indenture, [any Interest Rate [Cap][Swap] Agreement,] the certificates, the notes (other than authentication of the notes) or of any receivables or related documents, and is not accountable for the use or application by the depositor or the servicer of any funds paid to the depositor or the servicer in respect of the notes, the certificates or the receivables, or the investment of any monies by the servicer before those monies are deposited into the Collection Account. The indenture trustee will not independently verify the receivables. The indenture trustee is required to perform only those duties specifically required of it under the indenture. In addition to making distributions to the noteholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the indenture trustee under the indenture, in which case it will only be required to examine them to determine whether they conform on their face to the requirements of the indenture.

Other than in connection with the initiation of an Asset Review by the noteholders, and its obligations in connection with such Asset Review, the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or the Sale and Servicing Agreement or to make any investigation of matters arising under the indenture or to institute, conduct or defend any litigation under the indenture or in relation thereto at the request, order or direction of any of the noteholders [or the [cap provider][swap counterparty]], unless those noteholders [or the [cap provider][swap counterparty]] have offered to the indenture trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by the indenture trustee in connection with the exercise of those rights.

Compensation and Indemnity

The administrator will:

1.	pay the indenture trustee from time to time reasonable compensation for its services;

2.	reimburse the indenture trustee for all reasonable expenses, advances and disbursements reasonably incurred by it in connection with the performance of its duties as indenture trustee; and

3.

indemnify each of the indenture trustee and the Calculation Agent for, and hold it harmless against, any loss, liability or expense, including reasonable attorneys’ fees, incurred by it in connection with the performance of its duties as indenture trustee or Calculation Agent, as applicable.

Neither the indenture trustee nor the Calculation Agent will be indemnified by the administrator against any loss, liability or expense incurred by it through its own willful misconduct, negligence or bad faith, except that neither the indenture trustee nor the Calculation Agent will be liable for any error of judgment made by it in good faith, unless it is proved that the indenture trustee or the Calculation Agent, as applicable, was negligent in performing its duties.

Annual Compliance Statement

The servicer will be required to deliver annually to the indenture trustee [and the [cap provider][swap counterparty]] a written statement as to the fulfillment of its obligations under the Sale and Servicing Agreement, and the issuing entity will be required to deliver to the indenture trustee an officer’s certificate certifying compliance with all conditions and covenants under the indenture in all material respects.

Reports and Documents by Indenture Trustee to Noteholders

The indenture trustee will deliver, at the expense of the issuing entity, to each noteholder [and the [cap provider][swap counterparty]] such information as may be required to enable such holder to prepare its federal and state income tax returns.

The indenture trustee will be required to furnish to any noteholder promptly upon receipt of a written request by such noteholder (at the expense of the requesting noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the indenture trustee under the Basic Documents.

If required by the Trust Indenture Act of 1939 (the “TIA”) Section 313(a), within 60 days after the end of each fiscal year of the issuing entity, beginning with the fiscal year ending [•] [•], 20[•], the indenture trustee will mail to each noteholder as required by TIA Section 313(c) a brief report dated as of such date that sets forth the information required by TIA Section 313(a), including any change to its eligibility and qualification to continue as indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of certain indebtedness owed by the issuing entity to the indenture trustee, in its individual capacity, the property and funds physically held by the indenture trustee in its capacity as such, and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral upon the delivery to the indenture trustee for cancellation of all of the notes or, subject to certain exceptions, upon deposit with the indenture trustee of funds sufficient for the payment in full of the notes and satisfaction of certain other conditions set forth in the indenture.

Amendment and Notices

The issuing entity and the indenture trustee may enter into supplemental indentures, without obtaining the consent of the noteholders or any other Person [or the [cap provider][swap counterparty]], for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the noteholders, if one of the following conditions is met:

1.

an opinion of counsel or officer’s certificate of the issuing entity to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2.	the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the indenture may only be amended if, in addition, (i) the holders of the certificates evidencing a majority of the aggregate outstanding balance of the certificates consent to the amendment or (ii) the amendment will not, as evidenced by an officer’s certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The issuing entity and the indenture trustee may also enter into supplemental indentures, without obtaining the consent of the noteholders and with prior written notice by the administrator to the Rating Agencies [and the [cap provider][swap counterparty]], to correct the description of property subject to the lien of the indenture, to add covenants for the benefit of the noteholders, to pledge additional property, to cure any ambiguity or inconsistency if such cure does not materially and adversely affect the noteholders, and to make certain other technical amendments specified in the indenture.

The issuing entity and the indenture trustee may also, with the consent of the holders of a majority of the outstanding aggregate principal amount of the notes, voting as a single class, and with prior written notice by the administrator to the Rating Agencies [and the [cap provider][swap counterparty]], execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the indenture, or modify (except as provided below) in any manner the rights of the related noteholders. Without the consent of the holder of each outstanding note affected thereby, no such supplemental indenture will:

1.

change the due date of any installment of principal of or interest on any note or reduce the principal amount of any note, the interest rate for any note or the redemption price for any note or change any place of payment where or the coin or currency in which any note or any interest on any note is payable;

2.	impair the right to institute suit for the enforcement of specified provisions of the indenture regarding payment;

3.

reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with specified provisions of the indenture or of specified defaults and their consequences as provided for in the indenture;

4.

modify or alter the provisions of the indenture regarding the determination of which notes are deemed outstanding for purposes of determining whether the requisite number of holders has consented under the indenture;

5.

reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the receivables if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

6.

reduce the percentage of the aggregate outstanding principal amount of the notes required to amend the sections of the indenture that specify the applicable percentage of aggregate outstanding principal amount of the notes necessary to amend the indenture; or

7.

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any of the collateral or deprive the holder of any note of the security afforded by the lien of the indenture.

[The indenture will not be amended or supplemented in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

Any demand, notice or communication to be delivered pursuant to the indenture or the other Basic Documents to any Rating Agency will be deemed to be delivered if a copy of that demand, notice or communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the notes.

DESCRIPTION OF THE TRUST AGREEMENT

The following summary describes material terms of the Trust Agreement that will govern the issuing entity and pursuant to which the certificates will be issued. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement.

Authority and Duties of the Owner Trustee

The owner trustee will administer the issuing entity in the interest of the holders of the certificates (each, a “certificateholder”), subject to the lien of the indenture, in accordance with the Trust Agreement and the other Basic Documents.

The owner trustee will not be required to perform any of the obligations of the issuing entity under the Trust Agreement or the other Basic Documents that are required to be performed by the administrator under the Administration Agreement, the indenture trustee under the indenture or the servicer under the Sale and Servicing Agreement [or any interest rate [cap][swap] agreement].

The owner trustee will not manage, control, use, sell, dispose of or otherwise deal with any part of the issuing entity property except in accordance with (i) the powers granted to and the authority conferred upon that owner trustee pursuant to the Trust Agreement, (ii) the other Basic Documents to which the issuing entity or the owner trustee is a party, and (iii) any document or instruction delivered to that owner trustee pursuant to the Trust Agreement.

Other than in connection with an Asset Review, the owner trustee will be under no obligation to exercise any of the rights or powers vested in it by the Trust Agreement or the Sale and Servicing Agreement, or to make any investigation of matters arising under the Trust Agreement or to institute, conduct or defend any litigation under the Trust Agreement or in relation to the Trust Agreement or the Sale and Servicing Agreement at the request, order or direction of any of the certificateholders, unless those certificateholders have offered to the owner trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by the owner trustee in connection with the exercise of those rights.

Restrictions on Actions by the Owner Trustee

The owner trustee may not:

1.	initiate or settle any claim or lawsuit involving the issuing entity (except claims or lawsuits brought in connection with the collection of the receivables);

2.	file an amendment to the certificate of trust for the issuing entity (unless such amendment is required to be filed under applicable law);

3.	amend the indenture in circumstances where the consent of any noteholder [or the [cap provider][swap counterparty]] is required;

4.	amend any of the Basic Documents where such amendment materially adversely affects the certificateholders; or

5.	appoint a successor Note Registrar, Paying Agent or Certificate Registrar or consent to assignment of their respective obligations under the indenture or Trust Agreement, as applicable;

unless (1) the owner trustee provides prior written notice thereof to the certificateholders and (2) the certificateholders do not object in writing to any such proposed action within 10 days of that notice.

Actions by Certificateholders and Owner Trustee with Respect to Certain Matters

The owner trustee may not, except upon the direction of the certificateholders, (a) remove or appoint a successor administrator pursuant to the Administration Agreement, (b) remove the servicer pursuant to the Sale and Servicing Agreement, or (c) sell the receivables after the termination of the indenture, except as expressly provided in the Basic Documents. However, the owner trustee will not be required to follow any direction of the certificateholders if doing so would be contrary to any obligation of the owner trustee or the issuing entity under any of the Basic Documents. The owner trustee may not commence a voluntary proceeding in bankruptcy relating to the issuing entity without the unanimous prior approval of all certificateholders and delivery to the owner trustee of a written certification by each certificateholder that such certificateholder reasonably believes that the issuing entity is insolvent.

The right of the depositor or the certificateholders to take any action affecting the issuing entity’s property will be subject to the rights of the indenture trustee under the indenture.

Restrictions on Certificateholders’ Powers

The certificateholders will not direct the owner trustee, and that owner trustee is not obligated to follow any direction from the certificateholders, to take or refrain from taking any action if such action or inaction (i) would be contrary to any obligations of the issuing entity or the owner trustee under the Trust Agreement or any of the other Basic Documents or (ii) would be contrary to the purpose of the issuing entity.

Resignation and Removal of the Owner Trustee

The owner trustee may resign at any time upon thirty (30) days written notice to the servicer, the depositor and the indenture trustee, whereupon the servicer will be obligated to appoint a successor owner trustee. The administrator may remove the owner trustee if the owner trustee becomes insolvent, ceases to be eligible or becomes legally unable to act. Upon removal of the owner trustee, the servicer will appoint a successor owner trustee. All reasonable costs and expenses incurred in connection with removing and replacing the owner trustee will be paid by the administrator to the extent not paid by the successor owner trustee. The administrator will be required to deliver notice of such resignation or removal of the owner trustee and the appointment of a successor owner trustee to each Rating Agency.

The owner trustee and any successor thereto must at all times:

1.	be subject to supervision or examination by federal or state authorities;

2.	have a combined capital and surplus of at least $50,000,000;

3.	be an entity authorized to exercise trust powers in the State of Delaware; and

4.	have a long-term debt rating of “[BBB]” or better by [S&P Global Ratings], or otherwise acceptable to the Rating Agencies.

If at any time the owner trustee ceases to be eligible in accordance with the Trust Agreement, if the administrator, by unilateral act, decides to remove the owner trustee and provides the owner trustee with notice thereof, if the owner trustee fails to resign after written request therefor by the administrator, or if at any time the owner trustee is legally unable to act, or is adjudged bankrupt or insolvent, or a receiver of the owner trustee or of its property is appointed, or any public officer takes charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the administrator may, but will not be required to, remove the owner trustee.

Ins olvency Event

The Trust Agreement will provide that the owner trustee does not have the power to commence a voluntary proceeding in bankruptcy with respect to the issuing entity without the unanimous prior approval of the certificateholders and the delivery to the owner trustee by each certificateholder of a certificate certifying that such certificateholders reasonably believe that the issuing entity is insolvent.

Termination

The Trust Agreement will terminate upon the earlier of (a) the maturity or other liquidation of the last receivable owned by the issuing entity and the final distribution of all funds or other property or proceeds of the issuing entity property in accordance with the terms of the indenture, Sale and Servicing Agreement and Trust Agreement, and (b) the election by the servicer to purchase the issuing entity’s property (other than the Reserve Account) and the payment to the noteholders[,] [and] the certificateholders [and the swap counterparty] of all amounts required to be paid to them under the indenture and Trust Agreement. See “Description of the Transfer and Servicing Agreements —Optional Purchase.”

Liabilities and Indem nification

The administrator will indemnify the owner trustee, the certificate registrar and the paying agent and their respective successors and assigns, agents, officers and employees (the “Indemnified Parties”) for any expenses incurred by or asserted against the owner trustee or any other Indemnified Party in any way relating to or arising out of the Basic Documents, the Owner Trust estate, the administration of the Owner Trust estate or the action or inaction of the owner trustee under the Trust Agreement. The depositor will not be entitled to make any claim upon the issuing entity’s property for the payment of any such liabilities or indemnified expenses. The administrator shall not be liable for or required to indemnify any Indemnified Party for expenses resulting from the willful misconduct, bad faith or negligence of that Indemnified Party. The owner trustee will not be liable for:

1.	any error in judgment of an officer of the owner trustee made in good faith, unless it is proved that the owner trustee was negligent in performing its duties;

2.

any action taken or omitted to be taken in good faith in accordance with the instructions of the holders of certificates evidencing a majority of the aggregate certificate percentage interest, the indenture trustee, the administrator or the servicer;

3.	payments on the notes in accordance with their terms; or

4.	the default or misconduct of the administrator, the servicer, the depositor[,] [or] the indenture trustee [or the [cap provider][swap counterparty]].

No provision in the Trust Agreement or any other Basic Document will require the owner trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Trust Agreement or under any other Basic Document if the owner trustee has reasonable grounds for believing that reimbursement of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it. In addition, the owner trustee will not be responsible for or in respect of the validity or sufficiency of the Trust Agreement or for the due execution thereof by the depositor or for the form, character, genuineness, sufficiency, value or validity of any of the issuing entity’s property or for or in respect of the validity or sufficiency of the other Basic Documents, other than the execution of and the certificate of authentication of the certificates, and the owner trustee will in no event be deemed to have assumed or incurred any liability, duty or obligation to any noteholder, certificateholder or third-party dealing with the issuing entity or the issuing entity’s property, other than as expressly provided for in the Trust Agreement and the other Basic Documents.

Amendment

The Trust Agreement may be amended by the owner trustee and the depositor without the consent of the indenture trustee, any noteholder, [the [cap provider][swap counterparty],] the issuing entity or any other person, if one of the following requirements is met:

1.

an opinion of counsel or officer’s certificate of the depositor to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2.	the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Trust Agreement may only be amended if, in addition, (i) the holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the amendment will not, as evidenced by an officer’s certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The owner trustee and the depositor may also amend the Trust Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Agreement or of modifying in any manner the rights of the noteholders[, the [cap provider][swap counterparty]] or the certificateholders with the consent of:

1.	the holders of a majority of the aggregate outstanding principal amount of the notes; and

2.	the holders of a majority of the aggregate certificate percentage interest.

[The Trust Agreement will not be amended in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

ADMINISTRATION AGREEMENT

General

NMAC, in its capacity as administrator (the “administrator”), will enter into an agreement (an “Administration Agreement”) with the issuing entity, the owner trustee and the indenture trustee pursuant to which the administrator will agree, to the extent provided in that Administration Agreement, to perform the administrative obligations required to be performed by the issuing entity and the owner trustee under the Basic Documents. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. As compensation for the performance of the administrator’s obligations under the Administration Agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to receive a monthly administration fee as described in “Description of the Transfer and Servicing Agreements—Compensation for Servicer and Administrator” in this prospectus. The administrator will pay the fees and expenses of the indenture trustee and owner trustee.

Amendment

The Administration Agreement may be amended by the issuing entity, the administrator, and the indenture trustee, with the consent of the owner trustee but without the consent of any noteholder or certificateholder, or any other person, if one of the following requirements is met:

1.

an opinion of counsel or officer’s certificate of the administrator to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2.	the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Administration Agreement may only be amended if, in addition, (i) the holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the amendment will not, as evidenced by an officer’s certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The issuing entity, the administrator, and the indenture trustee, with the consent of the owner trustee, may also amend the Administration Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Administration Agreement or of modifying in an manner the rights of the noteholders or the certificateholders with the consent of:

1.	the holders of a majority of the aggregate outstanding principal amount of the notes; and

2.	the holders of a majority of the aggregate certificate percentage interest.

[The Administration Agreement will not be amended in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

FEES AND EXPENSES

Set forth below is a list of all fees and expenses payable on each distribution date out of Available Amounts and amounts on deposit in the Reserve Account for the related Collection Period.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Base Servicing Fee	One-twelfth of [•]% of the principal balance of the receivables as of the last day of the preceding Collection Period, or in the case of the first distribution date, at the cut-off date.	Servicer	Payable prior to payment of interest on and principal of the notes.

Unpaid indenture trustee fees(1)	$[•] as compensation for its services on a [per annum] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents. (2)	Indenture trustee	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account. (3)

Unpaid owner trustee fees(1)	$[•] as compensation for its services on a [per annum] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents. (2)	Owner trustee	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.(3)

Unpaid asset representations reviewer fees(1)	[$[•] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents.]	Asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.(3)

Asset Review expenses(1)	$[•] [for each receivable reviewed] [per hour] in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the transaction documents.	Asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.(3)

(1)

NMAC is required to pay the fees, expenses and indemnity payments, as applicable, of the indenture trustee, the Calculation Agent, the owner trustee and the asset representations reviewer. However, to the extent NMAC fails to make these payments for a period of 60 days, these amounts will be paid out of Collections in accordance with the priority of payments set forth under “Distributions on the Notes—Priority of Payments” and “ —Post-Acceleration Priority of Payments,” as applicable.

(2)	The fees and expenses described above do not change upon an Event of Default, although actual expenses incurred may be higher after an Event of Default.
(3)

Following an Event of Default and acceleration of the notes (which has not been rescinded), these amounts will be paid prior to payments of interest on and principal of the notes as described in “Distributions on the Notes—Post-Acceleration Priority of Payments.”

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

General

The transfer of the receivables to the issuing entity, the perfection of the security interests in the receivables and the enforcement of rights to realize on the Financed Vehicles as collateral for the receivables are subject to a number of federal and state laws, including the UCC as in effect in various states.

Security Interests

General. In states in which retail installment contracts such as the receivables evidence the credit sale of automobiles or light-duty trucks by dealers to obligors, the contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable UCC. The receivables are “tangible chattel paper” or “electronic chattel paper,” in each case as defined in the UCC.

Perfection. The servicer, the depositor and the issuing entity will take the following actions to perfect the rights of the trustee in the receivables. Pursuant to the Sale and Servicing Agreement, the depositor and the issuing entity will designate the servicer as custodian, directly or indirectly through subservicers (a) to maintain possession as the issuing entity’s agent tangible records constituting or forming a part of related retail installment contracts and any other tangible records relating to the receivables (including amendments to electronic chattel paper that are evidenced in tangible form), or (b) control as the issuing entity’s agent over the electronic records constituting or forming a part of retail installment contracts and any other electronic records relating to the receivables. To assure uniform quality in servicing both the receivables and the servicer’s own portfolio of automobile and light-duty truck installment contracts, as well as to facilitate servicing and to reduce administrative costs, any documents evidencing the receivables will not be physically segregated from other automobile and light-duty truck installment contracts of the servicer, or those which the servicer services for others, or marked to reflect the transfer to the depositor or to the issuing entity as long as NMAC is servicing the receivables. However, UCC financing statements reflecting the sale and assignment of the receivables by NMAC to the depositor and by the depositor to the issuing entity will be filed, and the respective accounting records and computer files of NMAC and the depositor will reflect that sale and assignment. Because the receivables that are evidenced by tangible chattel paper will remain in the servicer’s possession and will not be stamped or otherwise marked to reflect the assignment to the issuing entity, if a subsequent purchaser were able to take physical possession of the receivables without knowledge of the assignment, the issuing entity’s interest in the receivables could be junior to that of a subsequent purchaser. Similarly, the issuing entity’s interest in receivables that constitute electronic chattel paper could be junior to that of a subsequent purchaser if a subsequent purchaser were able to obtain control of the receivables without knowledge of the assignment. In addition, in some cases, the indenture trustee’s security interest in collections that have been received by the servicer but not yet remitted to the Collection Account could be defeated.

Perfection of security interests in financed automobiles and/or light-duty trucks is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In most states, a security interest in an automobile or light-duty truck is perfected by obtaining possession of the certificate of title to the vehicle or notation of the secured party’s lien on the vehicle’s certificate of title.

The retail installment contracts acquired by NMAC from Dealers will be assigned to NMAC. NMAC also takes all actions necessary under the laws of the state in which the related Financed Vehicle is located to perfect its security interest in that Financed Vehicle, including, where applicable, having a notation of its lien recorded on the related certificate of title or with the Department of Motor Vehicles and, where permitted by law, obtaining possession of that certificate of title. Because NMAC continues to service the contracts as servicer under the Sale and Servicing Agreement, the obligors on the contracts will not be notified of the sale from NMAC to the depositor or the sale from the depositor to the issuing entity.

Pursuant to the Purchase Agreement, NMAC will sell and assign, together with the retail installment contracts, the security interests in the Financed Vehicles to the depositor and, pursuant to the Sale and Servicing Agreement, the depositor will assign such security interests in the Financed Vehicles to the issuing entity. However, because of the administrative burden and expense, none of NMAC, the depositor or the issuing entity will amend any certificate of title to identify the issuing entity as the new secured party on that certificate of title relating to a

Financed Vehicle. However, UCC financing statements with respect to the transfer by NMAC to the depositor of the security interests in the Financed Vehicles and the transfer by the depositor to the issuing entity of such security interests in the Financed Vehicles will be filed with the appropriate governmental authorities. In addition, as stated above, the servicer will continue to hold any certificates of title relating to the Financed Vehicles in its possession as custodian for that issuing entity pursuant to the Sale and Servicing Agreement.

In most states, an assignment of contracts and interests in vehicles such as that under the Purchase Agreement or the Sale and Servicing Agreement is an effective conveyance of a security interest without amendment of any lien noted on a vehicle’s certificate of title, and the assignee succeeds to the assignor’s rights as secured party. Although re-registration of the vehicle is not necessary to convey a perfected security interest in the Financed Vehicles to the issuing entity, because the issuing entity will not be listed as lienholder on the certificates of title, the security interest of the issuing entity in the vehicle could be defeated through fraud or negligence. In those states, in the absence of fraud or forgery by the vehicle owner or the servicer or administrative error by state or local agencies, the notation of NMAC’s lien on the certificates of title will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a Financed Vehicle or subsequent lenders who take a security interest in a Financed Vehicle. In the Purchase Agreement, NMAC will represent and warrant, and in the Sale and Servicing Agreement, the depositor will represent and warrant, all action necessary to obtain a perfected security interest in each Financed Vehicle has been taken. If there are any Financed Vehicles for which NMAC had failed, as of the cut-off date, to obtain and assign to the depositor a perfected security interest, the security interest of the depositor would be subordinate to, among others, subsequent purchasers of the Financed Vehicles and holders of perfected security interests in the Financed Vehicles. To the extent that failure has a material and adverse effect on the issuing entity’s or the noteholders’ interest in the related receivables, however, it would constitute a breach of the warranties of NMAC under the Purchase Agreement or the depositor under the Sale and Servicing Agreement. Any such breach will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. Accordingly, pursuant to the Sale and Servicing Agreement, the depositor would be required to repurchase the related receivable from the issuing entity and, pursuant to the Purchase Agreement, NMAC would be required to purchase that receivable from the depositor, in each case unless the breach was cured. Pursuant to the Sale and Servicing Agreement, the depositor will assign to the issuing entity its rights to cause NMAC to purchase that receivable under the Purchase Agreement. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” and “Risk Factors—Interests of other persons in the receivables could be superior to the issuing entity’s interest, which may result in reduced payments on your notes” in this prospectus.

As mentioned above, the requirements for the creation, perfection, transfer and release of liens in Financed Vehicles are generally governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability of the issuing entity or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York passed legislation which provides that a dealer who receives a vehicle for resale and satisfies any security interest in such vehicle, but has not received a release of the security interest for such vehicle, may apply to the commissioner of motor vehicles for a certificate of title free of liens, upon the submission of proof that the security interest in such vehicle has been satisfied. The law authorizes the commissioner to release a lien on a vehicle to a dealer without the confirmation or involvement of the lienholder. Because the lien on a vehicle may be released without confirmation from the lienholder that the lien and security interest have actually been satisfied, it is possible that the lien on the vehicles in New York may be released by Dealers through negligence, mistake, fraud, inadvertence or similar circumstances.

Continuity of Perfection. Under the laws of most states, the perfected security interest in a vehicle would continue for up to four months after the vehicle is moved to a state that is different from the one in which it is initially registered and the owner thereof re-registers the vehicle in the new state. A majority of states generally require surrender of a certificate of title to re-register a vehicle. In those states that require a secured party to hold possession of the certificate of title to maintain perfection of the security interest, the secured party would learn of the re-registration through the request from the obligor under the related installment contract to surrender possession of the certificate of title. In the case of vehicles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title. Thus, the secured party would have the opportunity to re-perfect its security interest in the vehicle in the state of relocation. However, these procedural safeguards will not protect the secured party if through fraud, forgery or administrative error, the debtor somehow procures a new certificate of title that does not list the secured party’s lien. Additionally, in states that do not require a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing the receivables, NMAC will take steps to effect re-perfection upon receipt of notice of re-registration or information from the obligor as to relocation. Similarly, when an obligor sells a Financed Vehicle, the obligor will request NMAC to surrender possession of the certificate of title or NMAC will receive notice as a result of its lien noted on the certificate of title and accordingly NMAC will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the Sale and Servicing Agreement, the servicer will be obligated to take appropriate steps, at the servicer’s expense, to maintain perfection of security interests in the Financed Vehicles and will be obligated to purchase the related receivable if it fails to do so and that failure has a material and adverse effect on the issuing entity’s interest in the receivable. Any such failure will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain certain and timely payment in full on such receivable.

Priority of Liens Arising by Operation of Law. Under the laws of most states, liens for repairs performed on a motor vehicle, liens for unpaid taxes and, in some cases, storage liens, take priority over even a perfected security interest in a Financed Vehicle. The Internal Revenue Code also grants priority to specified federal tax liens over the lien of a secured party. The laws of some states and federal law permit the confiscation of vehicles by governmental authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated vehicle. See “ —Forfeiture for Drug, RICO and Money Laundering Violations” in this prospectus. NMAC will represent and warrant to the depositor in the Purchase Agreement, and the depositor will represent and warrant to the issuing entity in the Sale and Servicing Agreement, that, as of the cut-off date, each security interest in a Financed Vehicle is prior to all other present liens (other than tax liens and other liens that arise by operation of law) upon and security interests in that Financed Vehicle. However, liens for repairs, taxes or storage could arise, or the confiscation of a Financed Vehicle could occur, at any time during the term of a receivable. No notice will be given to the owner trustee, the indenture trustee or any noteholders if a lien arises or confiscation occurs that would not give rise to the depositor’s repurchase obligation under the Sale and Servicing Agreement or NMAC’s repurchase obligation under the Purchase Agreement.

Repossession

In the event of default by an obligor, the holder of the related retail installment contract has all the remedies of a secured party under the UCC, except where specifically limited by other state laws. Among the UCC remedies, the secured party has the right to perform repossession by self-help means, unless it would constitute a breach of the peace or is otherwise limited by applicable state law. Unless a vehicle financed by NMAC is voluntarily surrendered, self-help repossession is the method employed by NMAC in most states and is accomplished simply by retaking possession of the Financed Vehicle. In cases where an obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and that vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify that obligor of the default and the intent to repossess the collateral and to give that obligor a time period within which to cure the default prior to repossession. In some states, an obligor has the right to reinstate its contract and recover the collateral by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

In the event of default by an obligor under a retail installment contract, some jurisdictions require that the obligor be notified of the default and be given a time period within which to cure the default prior to repossession. Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related contract.

The UCC and other state laws require the secured party to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held. In most states, an obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest on the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees. In some states, an obligor has the right to redeem the collateral prior to actual sale by payment of delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. In addition to the notice requirement described above, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Courts have, in some cases, held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible. In addition, the UCC permits the obligor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC. Also, prior to a sale, the UCC permits the obligor or other interested person to prohibit the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to that vehicle or if no lienholder exists, the UCC requires the creditor to remit the surplus to the obligor.

Material Bankruptcy Considerations

In structuring the transactions contemplated by this prospectus, the depositor has taken steps that are intended to make it unlikely that the voluntary or involuntary application for relief by NMAC, under the United States Bankruptcy Code or similar applicable state laws (collectively, “Insolvency Laws”) will result in consolidation of the assets and liabilities of the depositor with those of NMAC. These steps include the creation of the depositor as a wholly-owned, limited purpose subsidiary pursuant to articles of incorporation and bylaws containing limitations (including restrictions on the nature of the depositor’s business and on its ability to commence a voluntary case or proceeding under any Insolvency Law without the unanimous affirmative vote of all of its directors).

However, delays in payments on the notes and possible reductions in the amount of those payments could occur if:

1.

a court were to conclude that the assets and liabilities of the depositor should be consolidated with those of NMAC or NNA in the event of the application of applicable Insolvency Laws to NMAC or NNA, as the case may be;

2.	a filing were made under any Insolvency Law by or against the depositor or the issuing entity; or

3.	an attempt were made to litigate any of the foregoing issues.

On the closing date, special counsel to the depositor will deliver opinions based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein and applying the principles set forth therein, under present reported decisional authority and applicable statutes to federal bankruptcy cases, if NMAC were to become a debtor in a case under the United States Bankruptcy Code, a court having jurisdiction over such case (the “bankruptcy court”) would:

•

determine that the transfer of receivables pursuant to the Purchase Agreement constitutes a sale of such receivables to the depositor by NMAC, effective to transfer ownership of the same, as opposed to recharacterizing the transfers as NMAC’s grant of a security interest in the receivables, and would accordingly neither (1) find the receivables to be property of such Debtor’s estate within the meaning of Section 541 of the Bankruptcy Code, 11 U.S.C. § 541, nor (2) enforce the automatic stay imposed by Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a), to prevent the deposit in the Collection Account in accordance with the Basic Documents.

•	not disregard the separate existence of the depositor so as to order substantive consolidation of the assets and liabilities of the depositor with those of NMAC.

Among other things, the opinions will assume that each of the depositor and NMAC will follow specified procedures in the conduct of its affairs, including maintaining records and books of account separate from those of the other, refraining from commingling its assets with those of the other, and refraining from holding itself out as having agreed to pay, or being liable for, the debts of the other. The depositor and NMAC intend to follow these and other procedures related to maintaining their separate corporate identities. However, there can be no assurance that a court would not recharacterize the transfer of receivables as a grant of a security interest to secure a financing or conclude that the assets and liabilities of the depositor should be consolidated with those of NMAC.

NMAC will warrant in the Purchase Agreement that the sale of the receivables by it to the depositor is a valid sale. Notwithstanding the foregoing, if NMAC were to become a debtor in a bankruptcy case, a court could take the position that the sale of receivables to the depositor should instead be treated as a pledge of those receivables to secure a borrowing of NMAC. In addition, if the transfer of receivables to the depositor is treated as a pledge instead of a sale, a tax or government lien on the property of NMAC arising before the transfer of a receivable to the depositor may have priority over the depositor’s interest in that receivable. In addition, while NMAC is the servicer, cash collections on the receivables may be commingled with the funds of NMAC and, in the event of a bankruptcy of NMAC, the issuing entity may not have a perfected interest in those collections.

NMAC and the depositor will treat the transactions described in this prospectus as a sale of the receivables to the depositor, so that the automatic stay provisions of the United States Bankruptcy Code should not apply to the receivables if NMAC were to become a debtor in a bankruptcy case.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (“FDIC”) authority (known as the Orderly Liquidation Framework or “OLA”) to act as receiver of financial companies and their subsidiaries in specific situations as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code in many respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including NMAC, the depositor or the issuing entity, or its creditors.

Potential Applicability to NMAC, the Depositor and Issuing Entity. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the United States Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of NMAC. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of NMAC (1) the FDIC would have to be appointed as receiver for

NMAC under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of NMAC.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of NMAC would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to NMAC, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of NMAC or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which NMAC or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of NMAC’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To date, no such regulations have been issued by the FDIC. As a result, the foregoing Acting General Counsel’s interpretation currently remains in effect. To the extent any future regulations or actions of the FDIC or subsequent FDIC actions in an OLA proceeding involving NMAC or its subsidiaries (including the depositor or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Among the contracts that might be repudiated in an OLA proceeding are the Purchase Agreement, the Sale and Servicing Agreement, and the Administration Agreement. Under OLA, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect NMAC’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of NMAC or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the requirement to request bankruptcy court relief from the “automatic stay” in bankruptcy.

The transfer of receivables under the Purchase Agreement will be structured with the intent that it would be treated as a legal true sale under applicable state law. If the transfer is so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, NMAC believes that the FDIC would not be able to recover the receivables using its repudiation power. However, if the transfer were not respected as a legal true sale, then the depositor would be treated as having made a loan to NMAC, secured by the receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. Under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfer under the Purchase Agreement is respected as a legal true sale, as receiver for NMAC or a covered subsidiary the FDIC could:

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•

if the issuing entity were a covered subsidiary, require the indenture trustee or the holders of the notes to go through an administrative claims procedure to establish their rights to payments on the notes; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against NMAC or a covered subsidiary (including the depositor or the issuing entity); or

•	repudiate NMAC’s ongoing servicing obligations under the Sale and Servicing Agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of the Sale and Servicing Agreement, prevent any of the indenture trustee or the securityholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets (such as the receivables) in the possession of the FDIC, as receiver, (2) any property (such as the receivables) in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which NMAC or a covered subsidiary (including the depositor or the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of NMAC or any covered subsidiary or affect any contractual rights of NMAC or a covered subsidiary (including the depositor or the issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.

If the issuing entity were itself to become subject to OLA as a covered subsidiary, the FDIC may repudiate the debt of the issuing entity. In such an event, the noteholders would have a secured claim in the receivership of the issuing entity as described above but delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for NMAC, the depositor or the issuing entity, were to take any of the actions described above, payments or distributions of principal and interest on the securities issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the United States Bankruptcy Code. If NMAC or its affiliates were to become subject to OLA, there are provisions of the Dodd-Frank Act that state that previous transfers of receivables by NMAC perfected for purposes of state law and the United States Bankruptcy Code could nevertheless be avoided as preferential transfers under OLA.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the United States Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. The final rule was effective August 15, 2011. Based on the final rule, the transfer of the receivables by NMAC would not be avoidable by the FDIC as a preference under OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s (the “CFPB”) Regulations B and Z (formerly issued by the Federal Reserve Board), the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act (the “Relief Act”), the Texas Credit Title Act, state adoptions of the Uniform Consumer Credit Code, and state motor vehicle retail installment sales acts and other similar laws. Many states have adopted “lemon laws” that provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires all sellers of used vehicles to prepare, complete and display a “Buyers’ Guide” that explains the warranty coverage for such vehicles. The Federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability or may be subject to claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” Rule of the Federal Trade Commission (the “HDC Rule”), the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other statutes or the common law in some states, has the effect of subjecting a seller (and specified creditors and their assignees) in a consumer credit transaction to all claims and defenses that the obligor in the transaction could assert against the seller of the goods. Liability under the HDC Rule is limited to the amounts paid by the obligor under the contract, and the holder of the receivable may also be unable to collect any balance remaining due under that contract from the obligor.

Most of the receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the receivables, will be subject to any claims or defenses that the purchaser of the applicable Financed Vehicle may assert against the seller of the related Financed Vehicle. For each obligor, these claims are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. Under most state motor vehicle dealer licensing laws, sellers of motor vehicles are required to be licensed to sell motor vehicles at retail sale. Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act require that all sellers of new and used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. If the seller is not properly licensed or if a written odometer disclosure statement was not provided to the purchaser of the related Financed Vehicle, an obligor may be able to assert a defense against the seller of the vehicle. If an obligor were successful in asserting any of those claims or defenses, that claim or defense would constitute a breach of the depositor’s representations and warranties under the Sale and Servicing Agreement and a breach of NMAC’s warranties under the Purchase Agreement and would, if the breach materially and adversely affects the interests of the noteholders or certificateholders in such receivable, create an obligation of the depositor and NMAC, respectively, to repurchase the receivable unless the breach is corrected or cured. Any such breach will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the UCC and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the UCC and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

NMAC and the depositor will represent and warrant under the Purchase Agreement and the Sale and Servicing Agreement, respectively, that each receivable complied at the time it was originated or made with all requirements of applicable law. Accordingly, if an obligor has a claim against the issuing entity for violation of any law in respect of the related receivable at the time it was originated or made and that claim materially and adversely affects the noteholders’ or certificateholders’ interests in a receivable, that violation would constitute a breach of the representations and warranties of NMAC under the Purchase Agreement and the depositor under the Sale and Servicing Agreement and would create an obligation of NMAC and the depositor to repurchase the receivable unless the breach is corrected or cured. Any such claim will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. See “Description of the Transfer and Servicing Agreements— Representations and Warranties; Remedies” in this prospectus.

Forfeiture for Drug, RICO and Money Laundering Violations

Federal law provides that property purchased or improved with assets derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, can be seized and ordered forfeited to the United States. The offenses that can trigger such a seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the Bank Secrecy Act, the anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001 and the regulations issued pursuant to that Act, and the regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

Consumer Financial Protection Bureau

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile retail and lease financing. NMAC is subject to the CFPB’s supervisory, examination and enforcement authority. If any of these purported discretionary pricing practices utilized by NMAC were found to violate the Equal Credit Opportunity Act or other laws, we or NMAC could be obligated to repurchase from the issuing entity any receivable that fails to comply with these laws. In addition, we, NMAC or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. In June 2015, the CFPB issued a final rule defining which non-depository institutions would be considered larger participants of a market for automobile financing. The final rule for the automobile financing market became effective on August 31, 2015. Under the definitions included in the final rule, NMAC is considered a larger participant and therefore is subject to the supervisory and examination authority of the CFPB. Expanded CFPB jurisdiction over NMAC’s business will likely increase its compliance costs and regulatory risks.

For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the securities, see “Risk Factors—Receivables that fail to comply with consumer protection or other laws may be unenforceable, which may result in losses on your notes” in this prospectus.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a vehicle and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of bankruptcy (as determined by the court), leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that an issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Under the terms of the Relief Act, an obligor who enters the military service (including members of the Army, Navy, Air Force, Marines, National Guard, and officers of the National Oceanic and Atmospheric Administration and U.S. Public Health Service assigned to duty with the military) after the origination of that obligor’s receivable (including an obligor who is a member of the National Guard or is in reserve status at the time of the origination of the obligor’s receivable and is later called to active duty) may not be charged interest above an annual rate of 6% during the period of that obligor’s active duty status after a request for relief by the obligor. The Relief Act provides for extension of payments during a period of service upon request of the obligor. Interest at a rate in excess of 6% that would have been incurred but for the Relief Act is forgiven. It is possible that the foregoing could have an effect on the ability of the servicer to collect the full amount of interest owing on some of the receivables. In addition, the Relief Act and the laws of some states, including California, New York and New Jersey, impose limitations that would impair the ability of the servicer to repossess the released Financed Vehicle during the obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter. Thus, if that receivable goes into default, there may be delays and losses occasioned by the inability to exercise the issuing entity’s rights with respect to the receivable and the related Financed Vehicle in a timely fashion.

Any shortfall pursuant to either of the two preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts on deposit in the Reserve Account or from coverage provided under any other credit enhancement mechanism, could result in losses to the noteholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This information is directed to prospective purchasers that are unrelated to the issuing entity who purchase notes at their issue price in the initial distribution thereof and who hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, special federal tax counsel to the issuing entity, subject to the qualifications set forth in this discussion. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws. The following discussion also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons liable for the alternative minimum tax;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	U.S. expatriates;

•	persons that hold the notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities and persons who are investors in such pass-through entities.

Prospective investors should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a United States person under Section 7701(a)(30) of the Internal Revenue Code. The term “Non-U.S. Holder” means a beneficial owner of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.” Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

On the closing date, Mayer Brown LLP, special federal tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that for U.S. federal income tax purposes, the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt and the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. Holders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although special federal tax counsel to the issuing entity will issue tax opinions to the effect described above, the IRS may successfully take a contrary position, and the tax opinions are not binding on the IRS or on any court. Holders will be deemed to agree, by their purchase of the notes, to treat the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) as debt for U.S. federal income tax purposes. The discussion below assumes this characterization of the notes is correct.

Tax Treatment of Issuing Entity

At closing the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity. If the issuing entity is treated as a partnership for U.S. federal income tax purposes, partnership audit rules would generally apply to the issuing entity. Under the partnership audit rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules.

Tax Consequences to U.S. Holders of the Notes

Stated Interest and OID: Stated interest on the notes will be taxable as ordinary income for U.S. federal income tax purposes when received or accrued in accordance with a Holder’s method of tax accounting. It is anticipated that no class of notes offered hereunder will be issued with more than a de minimis amount (i.e., less than 1/4% of the principal amount of a class of notes multiplied by its weighted average life to maturity) of original issue discount (“OID”). If a class of notes offered hereunder is in fact issued at a greater than de minimis discount or is treated as having been issued with OID under the Treasury Regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of a class of notes offered hereunder (generally equal to its principal amount as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over its original issue price (in this case, the initial offering price at which a substantial amount of the class of notes are sold to the public) will constitute OID. Qualified stated interest payments are interest payments on the notes that are unconditionally payable at least annually at a single fixed rate applied to the outstanding principal amount of the obligation. A U.S. Holder must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Internal Revenue Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering), and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the Holders regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Maturity and Prepayment Considerations” and “Weighted Average Life of the Notes” in this prospectus. Accordingly, U.S. Holders are advised to consult their own tax advisors regarding the impact of any prepayments of the receivables (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

Short Term Debt. A U.S. Holder of a note, which has a fixed maturity date not more than one year from the issue date, will generally not be required to include OID income on the note as it accrues. However, the foregoing rule may not apply if such owner holds the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon or if the holder is:

1.	an accrual method taxpayer;

2.	a bank;

3.	a broker or dealer that holds the note as inventory;

4.	a regulated investment company or common trust fund; or

5.	the beneficial owner of certain pass-through entities specified in the Internal Revenue Code.

A U.S. Holder of a note who is not required to include OID income on the note as it accrues will instead include the OID accrued on the note in gross income as principal is paid thereon, at maturity and upon a sale or exchange of the note. Such Holder would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of any interest income and OID accrued on such note. However, such Holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by such owner in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a note on a straight-line basis, unless the owner irrevocably elects, under Treasury Regulations, to apply a constant interest method, using the Holder’s yield to maturity and daily compounding.

Market Discount. The notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Internal Revenue Code. In general, these rules provide that if a U.S. Holder purchases a note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Internal Revenue Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) such gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related note multiplied by a fraction, the numerator of which is the number of days the U.S. Holder held such note and the denominator of which is the number of days from the date the U.S. Holder acquired such note until its maturity date. The U.S. Holder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Internal Revenue Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A U.S. Holder may elect to include market discount in gross income as it accrues and, if such U.S. Holder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a U.S. Holder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal to the amount of such excess. Such U.S. Holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the note. Such U.S. Holder’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election shall apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a U.S. Holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Acquisition Premium. A U.S. Holder that purchases in a secondary market a note that was originally issued with OID for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “ —Total Accrual Election” is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Total Accrual Election. A U.S. Holder may elect to include in gross income all interest that accrues on a note using the constant-yield method described above under the heading “ —Stated Interest and OID,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described above under “ —Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing U.S. Holder’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing U.S. Holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult with their own advisers as to the effect in their circumstances of making this election.

Sale or Other Disposition. If a U.S. Holder sells a note, the U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular U.S. Holder will equal the U.S. Holder’s cost for the note, increased by any market discount, acquisition discount, OID and gain previously included in income by that U.S. Holder with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that U.S. Holder with respect to the note. Any gain or loss, and any gain or loss recognized on a prepayment of the notes, will be capital gain or loss if the note was held as a capital asset (except for gain representing accrued interest and income), and will be long-term or short-term depending on whether the note has been owned for the long-term capital gain holding period (currently, more than one year). For non-corporate U.S. Holders, capital gain recognized on the sale or other disposition of a note held for more than one year will be taxed at a maximum rate of 20%. Capital gain for a note held for one year or less is taxed at the rates applicable to ordinary income. U.S. Holders must aggregate capital gains and losses for each taxable year. In the event a U.S. Holder realizes a net capital loss for any year there are limitations on the amount of these capital losses which can be deducted. Capital losses generally may be used only to offset capital gains.

Potential Acceleration of Income. An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Internal Revenue Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income such as OID and possibly de minimis OID in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description, although the precise application of this rule is unclear at this time.

Net Investment Income. A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. U.S. Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Tax Consequences to Non-U.S. Holders of the Notes

Interest paid (or accrued) to a Non-U.S. Holder generally will be considered “portfolio interest,” and, except as described below with respect to FATCA and backup withholding, generally will not be subject to U.S. federal income tax and withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Holder), and,

1.

the Non-U.S. Holder is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor (including a holder of 10% of the outstanding certificates) or a “controlled foreign corporation” with respect to which the issuing entity or the depositor is a “related person” within the meaning of the Internal Revenue Code;

2.	the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

3.	the interest is not contingent interest described in Section 871(h)(4) of the Internal Revenue Code; and

4.	the Non-U.S. Holder does not bear specified relationships to any certificateholder.

To qualify for the exemption from taxation, the Non-U.S. Holder must provide the indenture trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the owner of the note is a Non-U.S. Holder and providing the Non-U.S. Holder’s name and address. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) provided by the Non-U.S. Holder and the Non-U.S. Holder must notify the financial institution acting on its behalf of any changes to the information on the Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) within 30 days of that change. If interest paid to a Non-U.S. Holder is not considered portfolio interest, then it will be subject to U.S. federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty. In order to claim the benefit of any applicable tax treaty, the Non-U.S. Holder must provide the indenture trustee or other person who is required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the Non-U.S. Holder is entitled to benefits under the treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that (1) that gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Holder) and (2) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of disposition.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Internal Revenue Code (“FATCA”), withholding may be required on certain payments to holders of notes (including intermediaries) who do not provide certain information to the issuing entity or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect U.S. Holders. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on any notes as a result of a Holder’s failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would, pursuant to the terms of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, Holders may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. If applicable, FATCA withholding applies to payments of U.S. source dividends, interest, and other fixed payments, and, beginning January 1, 2019, to payments from the disposition of property producing such payments (e.g. notes). Regulations were recently published in proposed form that eliminate withholding on payments from such dispositions of such property. Pursuant to these proposed regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final regulations are issued. Holders should consult their own tax advisers on how these rules may apply to payments they receive under the notes.

Backup Withholding and Information Reporting

U.S. Holders. Under current U.S. federal income tax law, backup withholding at specified rates and information reporting requirements may apply to payments of principal and interest (including OID) made to, and to the proceeds of sale before maturity by, certain noncorporate U.S. Holders of notes. Backup withholding will apply to a U.S. Holder if:

•	such U.S. Holder fails to furnish its Taxpayer Identification Number (“TIN”) to the payor in the manner required;

•	such U.S. Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

•	the payor is notified by the IRS that such U.S. Holder has failed to properly report payments of interest or dividends; or

•

under certain circumstances, such U.S. Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding does not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Section 7701(a) of the Internal Revenue Code), tax-exempt organizations or qualified pension and profit-sharing trusts.

Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

Non-U.S. Holders. Backup withholding will not apply to payments of principal or interest (including OID) made by the issuing entity or its paying agent on a note if a Non-U.S. Holder has provided the required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption (absent the issuing entity’s actual knowledge or reason to know that the Non-U.S. Holder is actually a U.S. Holder). Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

The issuing entity must report annually to the IRS on IRS Form 1042-S the amount of interest (including OID) paid on the notes and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Information reporting may also apply to payments made outside the United States, and payments on the sale, exchange, retirement or other disposition of a note effected outside the United States, if payment is made by a payor that is, for U.S. federal income tax purposes:

•	a United States person;

•	a controlled foreign corporation;

•	a U.S. branch of a foreign bank or foreign insurance company;

•	a foreign partnership controlled by United States persons or engaged in a U.S. trade or business; or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period,

but the payment will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. Holder and no exception to backup withholding is otherwise established.

Non-U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, including as impacted by FATCA, in their particular situations.

Tax Regulations for Related-Party Note Acquisitions

The United States Department of the Treasury and the IRS issued Treasury Regulations under Section 385 of the Internal Revenue Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)) generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under these Treasury Regulations, any notes treated as stock under these rules could result in adverse tax consequences to such related party noteholder, including that U.S. federal withholding taxes could apply to distributions on the notes.

If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for U.S. federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. As a result of considerations arising from these rules, the Trust Agreement will provide restrictions on certain potential holders of certificates if they are related to a noteholder. As a result, the issuing entity does not expect that these Treasury Regulations will apply to any of the notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Prospective investors should note that the Treasury Regulations are complex and we urge you to consult your tax advisors regarding the possible effects of the rules.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, special federal tax counsel to the issuing entity will issue an opinion, subject to the assumptions and qualifications therein, to the effect that the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class of notes were not debt for U.S. federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes are treated as debt for U.S. federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for U.S. federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected Holders, according to their respective interests therein. Under current law, the income reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have adverse tax consequences. For example, cash basis Holders might be required to report income when it accrues to the partnership rather than when it is received by the Holders. Payments on the recharacterized notes would likely be treated as “guaranteed payments,” in which case the amount and timing of income to a U.S. Holder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments,” note that U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions (which may include their share of partnership expenses) for the tax years 2018-2025. In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of equity interests in the issuing entity with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Internal Revenue Code. Any income allocated to a Holder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt holder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a Non-U.S. Holder might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty or (ii) such person may be subject to (x) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) and (y) a withholding of tax on purchase price paid to it in the event of a disposition of the note (treated as a partnership interest).

In addition, as described above, new rules were enacted that apply to the audit of partnerships and entities treated as partnerships. As described above, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. As such, holders of equity (including holders of notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to U.S. federal income taxes at corporate tax rates on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the Holders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to Holders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to Holders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

State and Local Tax Considerations

The above discussion does not address the tax treatment of the issuing entity, notes, or Holders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting on the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. It is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a certificateholder or a noteholder treated as an equity owner (including non-resident certificateholders and noteholders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding by the issuing entity on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for U.S. federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax consequences for them of purchasing, holding and disposing of notes.

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon your particular tax situation. It is suggested that prospective investors consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Internal Revenue Code or an entity deemed to hold plan assets of the foregoing (each, a “Benefit Plan Investor”), as well as by governmental plans (as defined in Section 3(32) of ERISA) and other employee benefit plans that are not subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (collectively, with Benefit Plan Investors, referred to as “Plans”).

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue

Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Certain other employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA), are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code. However, such plans may be subject to similar restrictions under applicable federal, state, local or other law (“Similar Law”).

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Benefit Plan Investor that acquired notes if assets of the issuing entity were deemed to be assets of the Benefit Plan Investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Internal Revenue Code only if the Benefit Plan Investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Plan Assets Regulation were applicable. An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Plan Assets Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes which are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes or a characterization of the notes as other than indebtedness under applicable local law, the subsequent acquisition of the notes or interest therein by a Benefit Plan Investor or a Plan that is subject to Similar Law is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the Plan Assets Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the issuing entity, the servicer, the sponsor, the administrator, the owner trustee, the depositor, the indenture trustee, the underwriters or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) is deemed (a) to represent and warrant that either (i) it is not acquiring and will not hold the note (or interest therein) with the assets of a Benefit Plan Investor or Plan subject to Similar Law; or (ii) the acquisition and holding of the note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of Similar Law and (b) acknowledge and agree that Benefit Plan Investors and Plans that are subject to Similar Law may not acquire the notes at any time that the ratings on the notes are below investment grade or the notes have been characterized as other than indebtedness for applicable local law purposes.

A Plan fiduciary considering the acquisition of notes should consult its legal and financial advisors regarding the matters discussed above and other applicable legal requirements. Moreover, each fiduciary of a Benefit Plan Investor that is subject to ERISA should determine whether, under the general fiduciary standards of ERISA, an investment in the notes or an interest therein is appropriate for the Benefit Plan Investor, taking into account the overall investment policy of the Benefit Plan Investor and the composition of the Benefit Plan Investor’s investment portfolio.

LEGAL PROCEEDINGS

Other than disclosed in this prospectus, there are no legal or governmental proceedings pending, or to the knowledge of the sponsor, threatened, against the sponsor, depositor, the indenture trustee, the owner trustee, the asset representations reviewer, [the cap provider,] [the swap counterparty,] the issuing entity, the servicer or the originator, or of which any property of the foregoing is the subject, that are material to noteholders.

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

CERTAIN RELATIONSHIPS

The depositor is a wholly-owned subsidiary of NMAC. In addition to the agreements described in this prospectus, NMAC may from time to time enter into agreements in the ordinary course of business or that are on arms’ length terms with its parent Nissan North America, Inc. [The owner trustee,] [the cap provider,] [the swap counterparty,] [the asset representations reviewer,] [and the indenture trustee] are entities that NMAC or its affiliates may have other banking relationships with directly or with their affiliates in the ordinary course of their businesses. In some instances the owner trustee, [the cap provider,] [the swap counterparty,] the asset representations reviewer, and the indenture trustee may be acting in similar capacities for asset-backed transactions of NMAC for similar or other asset types.

RATINGS OF THE NOTES

NMAC, as sponsor (the “sponsor”), expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (each such nationally recognized statistical rating organization then rating the notes, a “Rating Agency”). The ratings of the notes will address the likelihood of the payment of principal and interest on the notes according to their terms. Although the Rating Agencies are not contractually obligated to do so, we believe that each Rating Agency will monitor the ratings using its normal surveillance procedures. Any Rating Agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Rating Agencies. Any rating action taken by one Rating Agency may not necessarily be taken by the other Rating Agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

LEGAL OPINIONS

Certain legal matters relating to the notes and federal income tax and other matters will be passed upon for the issuing entity, the depositor and the servicer by the general counsel of the servicer, Mayer Brown LLP and [•]. In addition, certain matters relating to the issuance of the notes will be passed upon for the underwriters by [•].

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement (the “Underwriting Agreement”), the depositor has agreed to sell to each of the underwriters named below (collectively, the “underwriters”), and each of the underwriters has severally agreed to purchase, the principal amount of notes, if and when issued, set forth opposite its name below:

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[a] Notes	[Principal Amount of Class A-2b Notes]	Principal Amount of Class A-3 Notes	[Principal Amount of Class A-4 Notes]
[•]	$	$	$	$	$
[•]	$	$	$	$	$
[•]	$	$	$	$	$
[•]	$	$	$	$	$
[•]	$	$	$	$	$
[•]	$	$	$	$	$
[•]	$	$	$	$	$

Total	$	$	$	$	$

In the Underwriting Agreement, the underwriters have severally and not jointly agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all of the notes listed in the table above if any of the notes are purchased. This obligation of the underwriters is subject to specified conditions precedent set forth in the Underwriting Agreement. The depositor has been advised by the underwriters that they propose initially to offer to the public the notes purchased by the underwriters, at the applicable prices set forth on the cover of this prospectus, and to specified dealers at that price less the initial concession not in excess of    % of the principal amount of the notes per Class A-1 note,    % per Class A-2[a] note[,    % per Class A-2b note][,] [and]    % per Class A-3 note [and    % per Class A-4 note]. The underwriters may allow, and those dealers may reallow, a concession not in excess of    % per Class A-1 note,    % per Class A-2[a] note[,    % per Class A-2b note][,] [and]    % per Class A-3 note [and    % per Class A-4 note] to some other dealers. If all of the notes are not sold at the initial offering price, or at any time after the initial public offering of the notes, the public offering price, those concessions and the selling terms may be changed. In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

Any retained notes will not be sold to the underwriters under the Underwriting Agreement. Subject to certain conditions, retained notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

The depositor and NMAC have agreed to jointly and severally indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof. However, in the opinion of the SEC, certain indemnification provisions for liability arising under the federal securities laws are contrary to public policy and therefore unenforceable. In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in investment banking and/or commercial banking transactions with Nissan Motor Co., Ltd. and its affiliates.

The notes are new issues of securities with no established trading markets. The depositor has been advised by the underwriters that they intend to make a market in the notes of each class, in each case as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes of any class, and that market-making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes of any class.

The issuing entity may, from time to time, invest funds in the Accounts in Eligible Investments acquired from the underwriters.

NMAC or its affiliates may apply a portion of the net proceeds of the sale of the receivables to the depositor to the repayment of debt, including “warehouse” debt. One or more of the underwriters (or (a) their respective affiliates or (b) entities for which their respective affiliates act as administrator and/or provide liquidity lines) have acted as a “warehouse” lender or purchaser to NMAC or its affiliates, and will receive a portion of such proceeds as repayment of such “warehouse” debt.

The underwriters have advised the depositor that in connection with the offering to the public of the notes purchased by the underwriters, the underwriters may engage in overallotment transactions, stabilizing transactions or syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Overallotment, stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. Neither the depositor nor the underwriters make any representation or prediction as to the direction or magnitude of any of that effect on the prices for the notes. Neither the depositor nor the underwriters represent that the underwriters will engage in any such transactions. If the underwriters engage in such transactions, they may discontinue them at any time.

Rule 15c6-1 under the Exchange Act generally requires trades in the secondary market to settle in two Business Days, unless the parties to such trade expressly agree otherwise. Because delivery of the notes to purchasers hereunder will settle more than two Business Days after the date hereof, purchasers hereunder who wish to trade notes in the secondary market on the date hereof will be required to specify an alternative settlement cycle with their secondary purchasers to prevent a failed settlement of the secondary purchase. Purchasers hereunder who wish to make such secondary trades on the date hereof should consult their own advisors.

Offering Restrictions

United Kingdom

Each underwriter will represent and agree that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

European Economic Area

Each underwriter will represent and agree that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area. For the purposes of this provision:

(a)

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Directive; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

In connection with any sale of notes outside of the United States, the underwriters may act through one or more of their affiliates.

LEGAL INVESTMENT

Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the money market fund and its advisor to satisfy those requirements. Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.

Certain Investment Considerations

[The issuing entity will rely on one or more of the exclusions or exemptions from the definition of “investment company” set forth in [Section [•] of] [Rule [•] promulgated under] the Investment Company Act of 1940, as amended, although other exceptions or exclusions may be available to the issuing entity. The issuing entity will be structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Requirements for Certain European Regulated Investors and Affiliates

Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (the “EU Securitization Regulation”), places certain conditions on investments in “securitisations” (as defined in the EU Securitization Regulation) by “institutional investors,” defined to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages or markets alternative investment funds in the European Union (the “EU”), (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the CRR, those conditions also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR. The EU Securitization Regulation has direct effect in member states of the EU and is to be implemented by national legislation in other countries in the European Economic Area (the “EEA”).

Prior to investing in (or otherwise holding an exposure to) a securitization, an institutional investor, other than the originator, sponsor or original lender (each as defined in the Securitization Regulation) must, among other things: (a) verify that, where the originator or original lender is established in a third country (that is, not within the EU or the EEA), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (b) verify that, if established in a third country, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to institutional investors, (c) verify that the originator, sponsor or securitization special purpose entity (“SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (which sets out transparency requirements for originators, sponsors and SSPEs), and (d) carry out a due-diligence assessment which enables the institutional investor to assess the risks involved, considering at least (i) the risk characteristics of the securitization position and the underlying exposures, and (ii) all the structural features of the securitization that can materially impact the performance of the securitization position.

While holding a securitization position, an institutional investor must also (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitization position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks, and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitization position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitization position and maintaining records of the foregoing verifications and due diligence and other relevant information.

Certain aspects of the requirement for an originator, sponsor or original lender to retain a material net economic interest in accordance with Article 6 of the EU Securitization Regulation are to be further specified in regulatory technical standards to be prepared by the European Banking Authority and adopted by the European Commission as a delegated regulation. The European Banking Authority published a final draft of those regulatory technical standards on July 31, 2018, but they have not yet been adopted by the European Commission or published in final form. It remains unclear what will be required for institutional investors to demonstrate compliance with various due diligence requirements under Article 5 of the EU Securitization Regulation. Articles 5 and 6 of the EU Securitization Regulation, together with any guidance published in relation thereto by the European Banking Authority, the European Securities and Markets Authority or the European Commission and any relevant regulatory and/or implementing technical standards adopted by the European Commission in relation thereto, are referred to in this prospectus as the “EU Due Diligence and Retention Rules.”

Although NMAC will retain credit risk in accordance with Regulation RR as described in this prospectus under “The Sponsor—Credit Risk Retention,” none of NMAC, the depositor, the underwriters or any of their affiliates will retain or commit to retain a 5% net economic interest with respect to this transaction for the purposes of the EU Securitization Regulation or to take or refrain from taking any other action in order to facilitate compliance by investors with any applicable requirements of the EU Securitization Regulation. Lack of compliance with those requirements will preclude certain investors from purchasing the notes, and this lack of suitability may impair the marketability and liquidity of the notes.

Failure by an investor or investment manager to comply with any applicable EU Due Diligence and Retention Rules with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions. The EU Due Diligence and Retention Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and have an adverse impact on the value and liquidity of the notes offered by this prospectus. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable EU Due Diligence and Retention Rules or other applicable regulations and the suitability of the offered notes for investment.

INDEX OF TERMS

[Non-Zero] Weighted Average Credit Score	48
10 percent shareholder	124
60-Day Delinquent Receivables	84
AAA	87
ABS	58
ABS Assumptions	59
ABS Tables	59
Account	88
acquisition premium	123
Action	99
adjusted pool balance	2
Adjusted Pool Balance	80
Administration Agreement	83, 107
administrator	83, 107
amortizable bond premium	123
APR	46
asset representations review agreement	42
asset representations reviewer	1, 42
Asset Review	86
Asset-Backed Securitization	37
asset-level data	54
Available Amounts	77
Bank	43
banking organization	67
bankruptcy court	113
Bankruptcy Remote Party	76
Base Servicing Fee	92
Basic Documents	32
Beneficial Owner	68
Benefit Plan Investor	128
Business Day	70
Calculation Agent	72
cap provider	72
Cap Rate	73
Cap Receipt	72
Cap Termination Payment	73
Cap Termination Payment Account	73
Cede	iv, 66
Certificate Factor	66
Certificate Pool Factor	66
certificateholder	104
certificateholders	79
certificates	32
CFPB	25, 117
CID	119
Class A-2 notes	2
clearing agency	67
clearing corporation	67
Clearstream Banking Luxembourg	67
Collection Account	77
Collection Period	92
Collections	77, 90
covered financial companies	25
covered subsidiaries	25

covered subsidiary	114
CRR	133
cut-off date	4, 33
Dealer	41
Dealer Agreements	43
Dealer Recourse	43
defaulted receivable	77
definitive notes	69
Delinquency Percentage	84
Delinquency Trigger	84
depositor	1, 32
Depositor Interests	35
Designated LIBOR Page	72
determination date	77
direct participants	67
distribution date	70
Dodd-Frank Act	25, 114
DTC	iv, 66
DTCC	68
EEA	133
Eligibility Representations	83
Eligible Account	73, 75
Eligible Investments	82
ERISA	128
EU	133
EU Due Diligence and Retention Rules	134
EU Securitization Regulation	133
Euroclear	67
Euroclear Operator	67
event of default	4
Events of Default	97
Exchange Act	33
FATCA	125
FCA	18
FDIC	114
financed vehicles	5
Financed Vehicles	43
fixed rate notes	2, 70
floating rate notes	2, 70
FSMA	v
FTC Rule	117
HDC Rule	117
hired rating agencies	9
Holder-in-Due-Course	117
Holders	121
IBA	18
Indemnified Parties	106
indenture trustee	1, 34
indirect participants	68
Insolvency Laws	113
Instituting Noteholders	85
Interest Determination Date	71
Interest Period	70

Interest Rate	70
Interest Rate Cap Agreement	72
Interest Rate Swap Agreement	74
Interest Reset Date	71
Internal Revenue Code	120
Investment Company Act	133
investors	70
IRS	120
issuing entity	1, 32
LIBOR	71
Liquidated Receivable	78
London Business Day	72
MiFID II	v
NARC II	32
NCCD	45
Near-new	43
Net Liquidation Proceeds	78
Net Swap Payment	75
Net Swap Receipts	75
New	43
NMAC	iv, 1, 32
NML	23
NNA	36
Non-U.S. Holder	121
Note Factor	66
Note Owner	67
Note Pool Factor	66
Noteholder Direction	85
noteholders	71
Noteholders’ Distributable Amount	80
Noteholders’ Interest Carryover Shortfall	80
Noteholders’ Interest Distributable Amount	80
Noteholders’ Monthly Interest Distributable Amount	80
Noteholders’ Principal Carryover Shortfall	80
Noteholders’ Principal Distributable Amount	80
notes	32
NRSRO	24
obligors	5, 43
OID	121
OLA	114
Optional Purchase	93
Optional Purchase Price	93
Order	v
owner trustee	1, 32
participants	68
Plan Assets Regulation	129
Plans	128
Pool Balance	92
portfolio interest	124
prepayments	58
PRIIPs Regulation	v
Principal Balance	92
Principal Distribution Amount	80
Prospectus Directive	v
PTCE	129
verification documents	70
weighted average life	58

Purchase Agreement	83
Rating Agency	130
Rating Agency Condition	80
receivables	5, 43
Regulation AB	96
Regulation RR	9
Relevant Member State	v
Relevant Persons	v
Relief Act	117
Repurchase Payment	84, 89
repurchased receivable	84
requested parties	87
requested party	87
requesting party	87
Required Deposit Rating	88
Required Rate	81
Required Reserve Deposit	78
Reserve Account	81
Reserve Account Initial Deposit	81
retained notes	32
Review Expenses	86
Review Notice	85
Review Satisfaction Date	84
Rule 193 Information	53
Sale and Servicing Agreement	32
Schedule of Receivables	83
SEC	iv, 33
Securityholder	28
Senior Swap Termination Payment	75
servicer	32
Servicer Default	93
Servicing Rate	92
Similar Law	129
specified reserve account balance	7
Specified Reserve Account Balance	82
sponsor	130
Spread	71
SSPE	133
statistical cut-off date	1, 46
Subject Receivables	85
Subordinated Swap Termination Payment	75
Supplemental Servicing Fee	92
swap counterparty	74
Swap Termination Payment	75
Swap Termination Payment Account	76
Term Extension	46
TIA	34, 102
TIN	125
Total Servicing Fee	92
Transfer Agreement	35
Transfer and Servicing Agreements	83
Trust Agreement	32
U.S. Holder	121
UCITS	133
underwriters	131
Underwriting Agreement	131
YSOC Amount	81
YSOC Amount Schedule	60

APPENDIX A

STATIC POOL INFORMATION REGARDING CERTAIN PREVIOUS SECURITIZATIONS

Characteristics of the Receivables

The retail installment contracts in each of NMAC’s securitized portfolios consisted of retail installment contracts originated by a Dealer and assigned to NMAC on or prior to the applicable cut-off date, in accordance with the underwriting procedures described under “The Receivables—Underwriting Procedures” in this prospectus. NMAC’s underwriting standards and procedures have remained relatively stable over time and so the prior securitized portfolios are generally comparable to the [statistical] pool of receivables described in this prospectus. Nevertheless, the original characteristics of each prior securitized portfolio will likely differ in certain respects from the [statistical] pool of receivables described in this prospectus, and the losses, prepayments and delinquencies for the [statistical] pool of receivables described in this prospectus may differ from the information shown in this Appendix A for prior securitized portfolios. As of the relevant statistical cut-off date or cut-off date, the retail installment contracts in the securitized portfolios consisted of the following characteristics:

A-1

APPENDIX B

HISTORICAL POOL PERFORMANCE

B-1

NISSAN AUTO RECEIVABLES

20[•]-[•] OWNER TRUST

$[•] Notes, Class A-1

$[•] Notes, Class A-2

$[•] Notes, Class A-3

[$[•] Notes, Class A-4]

Nissan Auto Receivables Corporation II,

Depositor

Nissan Motor Acceptance Corporation,

Servicer/Sponsor

PROSPECTUS

Underwriters

[•]

[•]

[•]

Dealer Prospectus Delivery Obligation. Until    , 20[•], which is 90 days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus. Such delivery obligation generally may be satisfied through the filing of the prospectus with the Securities and Exchange Commission. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee	$1,818,000.00
Printing Fees and Expenses	$900,000.00
Trustees’ Fees and Expenses	$300,000.00
Legal Fees and Expenses	$3,375,000.00
Accounting Fees and Expenses	$1,125,000.00
Rating Agencies’ Fees	$6,000,000.00
Miscellaneous	$375,000.00

Total	$13,893,000.00

Item 13. Indemnification of Directors and Officers.

Nissan Auto Receivables Corporation II

Set forth below are certain provisions of law, the Amended and Restated Certificate of Incorporation and the bylaws of Nissan Auto Receivables Corporation II (the “Depositor”). The general effect of such provisions is to provide indemnification to officers and directors of the Depositor for actions taken in good faith.

Section 145 of the General Corporation Law of Delaware provides as follows:

145. Indemnification of Officers, Directors, Employees and Agents; Insurance

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Article Eight of the Amended and Restated Certificate of Incorporation of the Depositor provides as follows:

“Section 8.01. (a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i)	for any breach of the director’s duty of loyalty to the Corporation or its stockholders;

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii)	under Section 174 of the Delaware General Corporation Law; or

(iv)	for any transaction from which the director derived an improper personal benefit.

(b) If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(c) Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such repeal or modification.

(d) If the Corporation has outstanding any securities rated by any nationally recognized statistical rating organization, the Corporation’s obligation to pay any amount as indemnification or as an advancement of expenses (other than amounts received from insurance policies) shall be fully subordinated to payment of amounts then due on the rated securities and, in any case, (x) nonrecourse to any of the Corporation’s assets pledged to secure the rated securities, and (y) shall not constitute a claim against the Corporation to the extent funds are insufficient to pay such amounts.”

Article Seven of the bylaws of the Depositor provides as follows:

(a) (i) Subject to applicable Delaware law as existing or hereafter amended, the Depositor will indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the

Depositor (“Indemnitee”). Further, this indemnification right will extend to each person who is or was serving at the request of the Depositor as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans.

(ii) The indemnification right will extend to persons entitled to such right whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent.

(iii) The Depositor will indemnify persons entitled to indemnity against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith.

(iv) The indemnification right outlined in this paragraph (a), unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee or agent. Further, the indemnification right will inure to the benefit of such Indemnitee’s heirs, executors and administrators.

(v) The Depositor will indemnify any Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

(b) The right to indemnification conferred in this Article Seven shall be a contract right and shall include the right to be paid by the Depositor the expenses incurred in defending any such proceeding in advance of its final disposition (“Advance Payment”). Nevertheless, if Delaware law so requires, such Advance Payment of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer including, without limitation, service to an employee benefit plan) will be made only upon delivery to the Depositor of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this paragraph, under Delaware law, or otherwise.

(c) The Depositor may, by action of the Board of Directors, provide indemnification to employees and agents of the Depositor with the same scope and effect as the indemnification of directors and officers as outlined in paragraphs (a) and (b) above.

(d) If a claim brought under paragraph (a), (b) or (c) is not paid in full by the Depositor within thirty days after a written claim has been received by the Depositor, the claimant may at any time thereafter bring suit against the Depositor to recover the unpaid amount of the claim. If the claimant’s suit is successful in whole or in part, the claimant will be entitled to recover also the expense of prosecuting such claim.

(i) It shall be a defense to any such action (other than an action brought to enforce a claim for Advance Payment where the required undertaking, if any is required, has been tendered to the Depositor) that the claimant has failed to meet a standard of conduct which makes it permissible under Delaware law for the Depositor to indemnify the claimant for the amount claimed.

(ii) Neither of the following acts or omissions will be a defense to the claimant’s action or create a presumption that the claimant has failed to meet the standard of conduct described in paragraph (d)(i) above:

(1) the failure of the Depositor (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because the claimant has met such standard of conduct; or

(2) an actual determination by the Depositor (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct.

(e) The right to indemnification and to Advance Payments conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any: (i) statute; (ii) provision of the Amended and Restated Certificate of Incorporation; (iii) bylaw; (iv) agreement; (v) vote of stockholders; (vi) vote of disinterested directors; or (vii) otherwise.

(f) Regardless of whether the Depositor would have the power under Delaware law to indemnify itself or any director, officer, employee or agent of the Depositor or another corporation, partnership, joint venture, trust or other enterprise, the Depositor may maintain insurance, at its expense, to protect such persons or entities against any such expense, liability or loss.

(g) For purposes of this Article Seven, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Depositor” shall include any service as a director, officer, employee or agent of the Depositor which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries.

(h) The Depositor will indemnify any director, officer, employee or agent of the Depositor who, by reason of such position, or a position with another entity at the request of the Depositor, is a witness in any Proceeding. Such indemnity will cover all costs and expenses actually and reasonably incurred by the witness or on his or her behalf in connection with the Proceeding.

(i) The Depositor may enter into agreements with any director, officer, employee or agent of the Depositor providing for indemnification to the full extent permitted by Delaware law.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Depositor maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Depositor against any exposure, liability or loss.

Item 14. Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Articles of Incorporation of the Depositor

3.2	Bylaws of the Depositor

4.1	Form of Indenture between Nissan Auto Receivables 20[•]-[•] Owner Trust and [•], as Indenture Trustee (including forms of Notes)

5.1	Opinion of Mayer Brown LLP with respect to legality

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters

10.1	Form of Sale and Servicing Agreement among Nissan Auto Receivables 20[•]-[•] Owner Trust, Nissan Auto Receivables Corporation II (“NARC II”), as Seller, Nissan Motor Acceptance Corporation (“NMAC”), as Servicer, and [•], as Indenture Trustee

10.2	Form of Purchase Agreement between NMAC, as Seller, and NARC II, as Purchaser

10.3	Form of Administration Agreement among Nissan Auto Receivables 20[•]-[•] Owner Trust, NMAC, as Administrator, [•], as Indenture Trustee, and [•], as Owner Trustee

10.4	Form of Interest Rate [Cap] [Swap] Agreement between Nissan Auto Receivables 20[•]-[•] Owner Trust and [•], as [Cap Provider] [Swap Counterparty]

10.5	Form of Amended and Restated Trust Agreement between NARC II, as Depositor, and [•], as Owner Trustee

10.6	Form of Asset Representations Review Agreement among Nissan Auto Receivables 20[•]-[•] Owner Trust, NMAC, as Sponsor and Servicer, and [•], as Asset Representations Reviewer

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)

24.1	Powers of Attorney (included in signature page to this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1*

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

102.1	Asset Data File**

103.1	Asset Related Documents**

*	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
**	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated by Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430A:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures under the Trust Indenture Act of 1939 for Delayed Offerings:

To file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on January 18, 2019.

NISSAN AUTO RECEIVABLES CORPORATION II,
a Delaware Corporation (Registrant)

By:	/s/ Douglas E. Gwin, Jr.
Name: Douglas E. Gwin, Jr.
Title: Assistant Treasurer

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Kevin J. Cullum Kevin J. Cullum	Director, President and Chairman of the Board (Performing the Function of Principal Executive Officer)	January 18, 2019

/s/ Steven W. Hetrick Steven W. Hetrick	Director and Treasurer (Performing the Function of Principal Financial Officer)	January 18, 2019

/s/ Sean A. O’Hara Sean A. O’Hara	Assistant Treasurer (Performing the Function of Principal Accounting Officer)	January 18, 2019

/s/ Alan R. Hunn Alan R. Hunn	Director	January 18, 2019

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears above constitutes and appoints Timothy Hauck, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.